UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐

☑ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Hawaiian Bros Inc.

Legal Status of Issuer:

     Form:

     Corporation

     Jurisdiction of Incorporation/Organization:

     Delaware

     Date of Organization:

     July 11, 2021[1]

Physical Address of Issuer:

720 Main Street
Kansas City, MO 64105

Website of Issuer:

https://hawaiianbros.com

Is there a co-issuer? _____ ***yes*** __*x*__ ***no.***

Name of Intermediary through which the Offering will be Conducted:

StartEngine Capital LLC

CIK Number of Intermediary:

0001665160

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[1] The Company's Certificate of Incorporation was filed on July 9, 2021, with an effective date of July 11, 2021.

SEC File Number of Intermediary:

007-00007
CRD Number of Intermediary:

136352

Name of qualified third party "Escrow Agent" which the Offering will utilize:

Bryn Mawr Trust Company

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering:

At the conclusion of the Offering, the issuer shall pay a fee of five and one-half percent (5.5%) of any amounts raised in the Offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to three percent (3.0%) of the number of Shares sold in this Offering (excluding any Bonus Shares), or up to 18,963 Shares.

Type of Security Offered:

Common Stock, par value $0.001 per share

Target Number of Securities to be Offered:

3,161

Price (or Method for Determining Price):

$7.91 per share.

Target Offering Amount:

$25,003.51

Oversubscriptions Accepted:

☐   Yes
☑   No

Oversubscriptions will be Allocated:

☐   Pro-rata basis
☐   First-come, first-served basis
☑   Other: No oversubscriptions will be accepted.

Maximum Offering amount (if different from Target Offering Amount):

$4,999,998.01

Deadline to reach the Target Offering Amount:

August 17, 2023

If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the deadline to reach the Target Offering Amount, no Shares will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

1,123

	Fiscal Year 2022 Year-End	**Fiscal Year 2021 Year-End**
Total Assets	$119,804,800	$45,463,083
Cash & Cash Equivalents	$3,710,831	$5,631,687
Accounts Receivable	$1,266,009	$2,788,712
Short-term Debt	$5,718,443	$4,856,000
Long-term Debt	$46,363,354	$29,241,818
Revenues/Sales	$99,562,204	$55,342,152
Cost of Goods Sold[2]	$32,743,731	$20,695,570
Taxes Paid	$40,000	$20,000
Net (Loss) Income	$(32,669,781)	$(18,772,265)

The jurisdictions in which the issuer intends to offer the Shares:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

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[2] The amounts included in Cost of Goods Sold are food, beverage and packaging costs.

June 1, 2023



Hawaiian Bros Inc.

Up to $4,999,998.01 of Common Stock, par value $0.001 per share

Hawaiian Bros Inc. ("*Hawaiian Bros*," the "*Company*," "*we*," "*us*", or "*our*"), is offering a minimum amount of $25,003.51 (the "*Target Offering Amount*") and up to a maximum amount of $4,999,998.01 (the "*Maximum Offering Amount*") of common stock, par value $0.001 per share (the "*Shares*"), on a best efforts basis as described in this Form C (this "*Offering*"). We must raise an amount equal to or greater than the Target Offering Amount by August 17, 2023 (the "*Offering Deadline*"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Shares will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Shares are referred to herein as "*Investors*" or "*you*". The rights and obligations of Investors with respect to the Shares are set forth below in the section titled "*THE OFFERING AND THE SHARES—The Shares.*" In order to purchase the Shares, you must complete the purchase process through our intermediary, StartEngine Capital LLC (the "*Intermediary*"). All committed funds will be held in escrow with Bryn Mawr Trust Company (the "*Escrow Agent*") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation Crowdfunding, using the cancellation mechanism provided by the Intermediary.

Under the Subscription Agreement, Investors will be required to establish, or verify that they already have established, an account ("*Investor Account*") with StartEngine Primary LLC, who will serve as the nominee (the "*Nominee*") for the Shares sold in this Offering. The Nominee will be the holder of record of the Shares, and Investors will only hold a beneficial interest in the Shares.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Shares at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Shares at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$355.95	$19.58	$336.37
Maximum Individual Purchase Amount (3)(4)	$4,999,998.01	$274,999.89	$4,724,998.12
Target Offering Amount	$25,003.51	$1,375.19	$23,628.32
Maximum Offering Amount	$4,999,998.01	$274,999.89	$4,724,998.12

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   In addition to the fee shown here of five and one-half percent (5.5%) of any amounts raised in the Offering, the Intermediary will also receive a securities commission equal to three percent (3.0%) of the number of Shares sold in this Offering, or up to 18,963 Shares.

(3)   The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

(4)   Subject to any other investment amount limitations applicable to the Investor under Regulation Crowdfunding.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Shares have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Shares offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Shares are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Shares are exempt from registration.

There are significant uncertainties associated with an investment in our Company and the Shares. The Shares offered hereby are not publicly traded. There is no public market for the Shares and one may never develop. An investment in our Company is highly speculative. The Shares should not be purchased by anyone who cannot bear the financial risk of this investment for an indefinite period of time. See the section of this Form C titled "*Risk Factors*" beginning on page 6.

The Shares offered hereby will have transfer restrictions. No Shares may be pledged, transferred, resold or otherwise disposed of by any Investor except pursuant to Rule 501 of Regulation Crowdfunding. You should be aware that you will be required to bear the financial risks of this investment for an indefinite period of time.

You are not to construe the contents of this Form C as legal, accounting or tax advice or as information necessarily applicable to your particular financial situation. Each Investor should consult their own financial adviser, counsel and accountant as to legal, tax and related matters concerning their investment.

This Offering is only exempt from registration under the laws of the United States and its territories. No offer is being made in any jurisdiction not listed above. Prospective Investors are solely responsible for determining the permissibility of their participating in this Offering, including observing any other required legal formalities and seeking consent from their local regulator, if necessary. The Intermediary facilitating this Offering is licensed and registered solely in the United States and has not secured, and has not sought to secure, a license or waiver of the need for such license in any other jurisdiction. The Company, the Escrow Agent and the Intermediary each reserve the right to reject any investment commitment made by any prospective Investor, whether foreign or domestic.


Special Notice to Foreign Investors


If you live outside the United States, it is your responsibility to fully observe the laws of any relevant territory or jurisdiction outside the United States in connection with any purchase of the Shares, including obtaining required governmental or other consents or observing any other required legal or other formalities. We reserve the right to deny the purchase of the Shares by any foreign Investor.


Notice Regarding the Escrow Agent


Bryn Mawr Trust Company, the Escrow Agent servicing the Offering, has not investigated the desirability or advisability of an investment in this Offering or the Shares offered herein. The Escrow Agent makes no

representations, warranties, endorsements, or judgment on the merits of the Offering or the Shares offered herein. The Escrow Agent's connection to the Offering is solely for the limited purposes of acting as a service provider.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "*Exchange Act*") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "*Investment Company Act*") (15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "*Securities Act*") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Shares, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year. Once posted, the annual report may be found on the Company's website at https://hawaiianbros.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation Crowdfunding and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Shares issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation Crowdfunding.

Updates

Updates on the status of this Offering may be found at: https://www.startengine.com/offering/hawaiian-bros.

<p style="text-align:center">The date of this Form C/A is August 10, 2023.</p>

TABLE OF CONTENTS

EXHIBIT A – Selected Financial Information of the Company

EXHIBIT B – Offering Page Found on Intermediary's Portal

EXHIBIT C – Subscription Process

EXHIBIT D – Subscription Agreement

EXHIBIT E – Testing the Waters Materials

EXHIBIT F – Amended and Restated Certificate of Incorporation

EXHIBIT G – Bylaws

EXPLANATORY NOTE

This Amendment No. 1 to our Offering Statement on Form C, as originally filed with the Securities and Exchange Commission on June 1, 2023, is being filed solely to change the Offering Deadline from September 1, 2023 to August 17, 2023.

Except as described above, no other changes have been made to the Form C. Other than the information specifically amended and restated herein, this Amendment does not reflect events occurring after June 1, 2023, the date the Form C was filed, or modify or update those disclosures that may have been affected by subsequent events.

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than the Intermediary has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Shares in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Shares.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Shares, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS; RISK FACTOR SUMMARY

This Form C and the documents that are incorporated by reference into this Form C contain forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. They are based only on our current beliefs, expectations and assumptions regarding the future of the Company's business, future plans and strategies, anticipated events and trends, the economy and other future conditions. Forward-looking statements can be identified by words such as "aim," "anticipate," "believe," "envision," "estimate," "expect," "future," "goal," "hope," "intend," "likely," "may," "plan," "potential," "seek," "should," "strategy," "will" and similar references to future periods. Examples of forward-looking statements include statements we make regarding:

- the Company's expectations with respect to future financial or business performance;
- statements of the Company's business plan, strategies or objectives for future operations;
- statements regarding the Company's estimated use of proceeds from the Offering;
- statements concerning costs, fees, capitalization and anticipated financial effects of the Offering;
- statements and expectations concerning the timing and completion of the Offering; and
- any statement of assumption underlying any of the foregoing.

Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict, and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following:

- We are a high-risk early-stage venture with a limited operating history.
- Our ability to generate positive cash flow is uncertain. If we are unable to obtain capital when needed, our business and future prospects will be adversely affected and we could be forced to suspend or discontinue operations.
- Our ability to continue to operate until our cash flows from operations turns positive may depend on our ability to continue to raise funds through public or private sales of our equity or through debt.
- We are dependent on future near-term capital to fund our business plan.
- We are indebted and may borrow additional funds, including senior debt, and leverage our assets.
- We may not be able to generate sufficient cash to service our indebtedness and may be forced to take other actions to satisfy our debt obligations, which may not be successful.
- Our success is largely dependent upon the efforts, direction and guidance of certain key individuals.
- We face risks associated with certain family and business relationships among our management team and directors.
- Our principal stockholders hold a controlling interest in the Company and may make business decisions with which you disagree and which may adversely affect the value of your investment.
- Our business and operations are experiencing rapid growth and organizational change. If we fail to manage such growth and change effectively, we may be unable to execute our business plan, maintain high levels of service or adequately address competitive challenges.
- Our operating results may fluctuate significantly and could fall below the expectations of investors due to certain factors, some of which are beyond our control, resulting in a decline in our valuation.
- If we fail to successfully implement our growth strategy, which includes opening new Corporate restaurants and the expansion of our franchising efforts, our ability to increase our revenue and operating profits could be adversely affected.
- We have franchised certain of our restaurants, and we intend to franchise additional restaurants in the future. Our franchising efforts will subject us to a variety of additional risks associated with franchising and our franchisees.
- Our franchisees' interests may conflict or diverge with our interests in the future, which could have a negative impact on our business.
- Interruptions in the supply of product to our restaurants could adversely affect our revenue.
- New or less mature restaurants may not attain results similar to those of our existing restaurants.
- If we are not able to hire, train, reward and retain qualified restaurant crew and/or if we are not able to appropriately plan our workforce, our growth plan and profitability could be adversely affected.
- Our success depends on our ability to compete with many other restaurants.

- Our expansion into new and existing markets may present increased risks.
- Changes in food and supply costs could adversely affect our results of operations.
- Public health epidemics or outbreaks, such as the COVID-19 pandemic, could materially adversely impact our business.
- Cyber incidents or deficiencies in cybersecurity could negatively impact our business by causing data loss, a disruption to our operations, a compromise or corruption of confidential or personal information, damage to our employee and business relationships and reputation, and/or litigation and liability, all of which could subject us to loss and harm our brand.
- Because many of our restaurants are concentrated in certain geographic areas, we are susceptible to economic and other trends and developments, including adverse weather conditions, in these areas.
- Failure to obtain and maintain required licenses and permits could lead to the loss of food service licenses and, thereby, harm our business.
- The Shares are a speculative investment. If you purchase Shares in the Offering, you may not realize your investment objectives or realize a return on your investment.
- There is no public market for the Shares.
- The Shares will not be freely tradable under the Securities Act until one year from the initial purchase date.
- Investors will not have voting rights.
- The offering price of the Shares has been determined by our management and may not be indicative of the actual value of the Shares.
- The issuance of additional securities in connection with any future offering may dilute your investment in us.
- We have recently sold our Common Stock and securities convertible into our Common Stock at prices below the purchase price of the Shares in the Offering.
- We may modify the use of proceeds from the description of the Estimated Use of Proceeds contained in this Form C.
- Provisions of our amended and restated certificate of incorporation ("*Certificate of Incorporation*") and bylaws ("*Bylaws*") and Delaware law might discourage, delay or prevent a change of control of our Company or changes in our management and, as a result, depress the valuation of our Company.
- Our Certificate of Incorporation includes an exclusive forum for adjudication of disputes provision which limits the forum to the Delaware Court of Chancery for certain actions against us.
- This Offering has not been registered under applicable federal and state securities laws.
- There has been no independent "due diligence" review of our affairs or financial condition other than the audit of our annual financial statements for Fiscal Year 2022 and Fiscal Year 2021.

We caution that the foregoing list of factors is not exclusive. All subsequent written and oral forward-looking statements concerning the Company, the Offering or other matters, are expressly qualified in their entirety by the cautionary statements above. We do not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this Form C except to the extent required by federal securities laws.

SUMMARY

*This summary highlights selected information contained in this Form C. Because this is only a summary, it does not contain all of the information that you should consider in making your investment decision. You should read the entire Form C carefully, including the information contained under the heading "RISK FACTORS." Except as otherwise required by the context, references to the "Company," "Hawaiian Bros," "we," "us" and "our" refer, prior to the 2021 Reorganization discussed in "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS—Overview—The 2021 Reorganization," to Hawaiian Bros. LLC, a Missouri limited liability company ("**Hawaiian-MO**"), and Hawaiian-MO's consolidated subsidiaries, and, as of and after the 2021 Reorganization, to Hawaiian Bros Inc., a Delaware corporation ("**Hawaiian-DE**"), and Hawaiian-DE's consolidated subsidiaries. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS—Overview—The 2021 Reorganization." All trademarks and registered trademarks are the property of their respective owners.*

The Offering	We are offering to sell and issue up to 632,111 shares (the "**Shares**") of our common stock, par value $0.001 per share ("**Common Stock**"), assuming no issuance of Bonus Shares (as defined below). The Shares will be sold for maximum aggregate gross proceeds of $4,999,998.01. The Shares will be sold at a price of $7.91 per Share, with a minimum subscription requirement of 45 Shares per Investor, which represents a minimum purchase price of $355.95 (although in each case we may, in our sole discretion, accept a fractional subscription below the minimum subscription requirement), and a maximum subscription amount of $4,999,998.01 (subject to any limitations imposed by law). *See "THE OFFERING AND THE SHARES – The Offering."*
Corporate Information	Hawaiian Bros Inc. was incorporated in Delaware on July 11, 2021.[3] *See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS—Overview—The 2021 Reorganization."*
	The Company is located at 720 Main Street, Kansas City, MO 64105, and our website is https://hawaiianbros.com.
	A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://www.startengine.com/offering/hawaiian-bros and is attached hereto as Exhibit B.
Target Offering Amount	A minimum of $25,003.51, or 3,161 Shares (the "**Target Offering Amount**"), must be sold in the Offering at the price of $7.91 per share. If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the deadline to reach the Target Offering Amount, no Shares will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned. Directors, officers and other affiliates of the Company may participate in the Offering on the same terms as other investors.
Bonus Shares	Certain Investors will be eligible to receive additional Shares as a percentage of Shares purchased ("**Bonus Shares**") under one or more of the categories below. In each case, fractional Shares will not be distributed, and the number of Bonus Shares an Investor receives will be determined by rounding down to the nearest whole Share. An Investor who qualified for each category of Bonus Shares could potentially receive up to 35% additional Shares.
Our Industry	The food industry is one of the largest consumer markets in the United States. According to the National Restaurant Association, restaurant industry sales totaled $937 billion in 2022, an increase from $824 billion in 2021.[4] The restaurant industry is large and diverse, and is typically divided into five categories: QSR, Fast Casual, family dining, casual dining and fine dining. QSR and Fast Casual restaurants are referred to as "limited service" restaurants.
	According to the *Technomic Top 500 Chain Restaurant Report* (April 2023), sales among

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[3] The Company's Certificate of Incorporation was filed on July 9, 2021, with an effective date of July 11, 2021.
[4] National Restaurant Association, "*2023 State of the Restaurant Industry Report*," January 2023.

the top 500 restaurant companies in the U.S. (the "***Top 500***") totaled $393 billion in 2022, an increase of 8.2% compared with 2021.[5] Restaurant drive-thru and delivery orders increased 9% and 88%, respectively, between January 2020 and January 2023, according to market research firm NPD Group, and two-thirds of surveyed consumers have reported that they are more likely to order food for takeout and delivery than they were in 2019.[6] Total restaurant and foodservice sales are expected to increase to $997 billion in 2023, according to a forecast released by the National Restaurant Association in January 2023.[7]

Our Business

Hawaiian Bros Inc. is a growing restaurant brand born in the geographic heart of the country, with a plate lunch concept from Hawaii that our management believes has coast-to-coast appeal.

We opened our first restaurant in 2018, and have earned positive consumer reviews and driven growth due to (among other things) a unique Hawaiian-inspired offering, a modern look and feel, a boldly simple menu, distinctive food flavors and broad consumer appeal.

Hawaiian Bros is positioned between the QSR and Fast Casual categories, with the speed of service and drive-thru efficiency of a QSR coupled with the fresh, high-quality ingredients and higher average check typical of a Fast Casual restaurant. Our dine-in, drive-thru, takeout and delivery meals center on a streamlined menu of freshly cooked meat, rice, steamed vegetables and macaroni salad in the tradition of the Hawaiian plate lunch. Our restaurants have no freezers, fryers or microwaves.

The QSR and Fast Casual categories include national chains focused on traditional offerings like burgers, chicken, sandwiches, pizza, and what is now mainstream global fare: Mexican, Asian and Italian. The Hawaiian plate lunch is not in any of the existing categories. We believe we can take share by creating an exciting, unique brand that doesn't compete head-to-head with existing national chains. The lack of large-scale direct competition with our Hawaiian-inspired food offers an opportunity to enter the market before the competition reacts.

Operations

At Hawaiian Bros, the goal is five-star service every day, every visit. To accomplish this goal, Management works to create volume capacity and establishes clear benchmarks for best-in-class operations.

Management has optimized operations on multiple fronts:

- A simplified menu results in faster orders and lower supply chain costs.
- Efficient cooking and prep processes increase speed of delivery.
- Redesigned drive-thru, online ordering and delivery processes decrease wait times and enhance the customer experience.
- A modular kitchen allows for streamlined execution.

While the motivation to improve is to enable growth, it is equally important to our culture and vision to treat customers like Ohana…family.

Product and Pricing

With only seven key menu items (six plate lunches and the Pacific Island Salad), two sides and two dessert options, our laser-focused menu aims to keep food costs low and profitability high. The staple components of the Hawaiian plate lunch are dark meat

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[5] Technomic, "*Top 500 Chain Restaurant Report*," April 2023.
[6] National Restaurant Association, "*2023 State of the Restaurant Industry Report*," January 2023.
[7] National Restaurant Association, "*2023 State of the Restaurant Industry Report*," January 2023.

chicken, pork, white rice and macaroni salad. Fewer food components result in lower supply costs compared to other restaurants with a more extensive menu.



 In addition to the plate lunch, we offer a sweet ending to the plate lunch with the taste of fresh pineapple or a frozen cup of Dole Soft-Serve, a Hawaiian dessert not widely available on the mainland.

Digital Kitchens

One of the COVID-19 Pandemic's biggest impacts was the rise of virtual restaurants created for delivery or carry-out only without any brick-and-mortar presence ("***Digital Kitchens***"). Many of the largest full-service operators have embraced this model, creating wings, burger or barbecue brands that are executed out of existing restaurant kitchens or commissary-style Digital Kitchens. We opened our first Digital Kitchens in May 2020, as part of a multi-year plan to evaluate the viability of the various types of Digital Kitchens currently available. Each location features different customer ordering and delivery methods in a variety of defined trade areas. Digital Kitchen sales are generally lower than those of Traditional locations. However, they require a significantly lower capital investment (typically ranging from $100,000 to $900,000) and offer short-term leases, with renewable terms typically ranging from 12 to 24 months. We currently have five Digital Kitchens, and we intend to open additional Digital Kitchens in the future to complement our traditional brick-and-mortar ("***Traditional***") locations.

Real Estate Development, Site Selection and New Restaurant Openings

In order to grow quickly and establish first-to-market leadership in key markets, we have focused on selecting ideal sites for both our new Corporate restaurants and our Franchised restaurants. We have developed a sophisticated real estate development process based on leading industry practices used by larger national chains. The real estate development process involves five key phases: strategic planning, development planning, market planning, effective site selection and new restaurant openings.

We have developed a set of systems to support each phase of the site selection process. These systems include industry-leading tools to review markets and trade areas that provide information about population, traffic, demographics, income and competitor data. The team also uses leading-edge mobile geolocation data to evaluate actual traffic patterns and forecast sales, further validating selected sites. Following extensive due diligence and lease negotiations, the team uses a proven new restaurant opening plan managed by an experienced project management and construction management team to successfully and timely open new restaurants. Using this approach, we have established a strong pipeline of premier sites with high visibility, traffic and population density and easy access. In 2021, we opened 17 new locations, including one Digital Kitchen (as defined below). In 2022, we opened a further 12 locations and closed one Digital Kitchen, which was replaced by a traditional brick-and-mortar ("*Traditional*") location in close proximity. We are currently working on market planning for additional target markets, including selecting broker partners and evaluating the potential of each market. Typical costs to develop a Traditional location, including pre-opening costs, range from approximately $1.67 million to $3.87 million, excluding the land value and including tenant allowances, if any.

Franchising

We are in the process of developing our franchising program. On March 9, 2023, we entered into our first franchising relationship with Stine Ventures, LLC ("*Stine Ventures*"). Pursuant to an asset purchase agreement, we sold and refranchised our 11 Dallas-Fort Worth area locations (the "*Refranchised Locations*") to Stine Ventures and granted it the option to purchase one additional location (collectively, the "*Asset Sale and Refranchising*").

In connection with the Asset Sale and Refranchising, we also entered into certain development agreements with Stine Ventures, pursuant to which it agreed to develop an aggregate of 75 Traditional Hawaiian Bros locations in Arizona and North Texas over the next nine years (assuming continued renewal of such agreements) in exchange for certain exclusive rights in these territories during the term of the applicable agreement. Stine Ventures will pay royalty fees with respect to the Refranchised Locations and any additional franchised locations it opens. Following the Asset Sale and Refranchising, we have 27 Company-owned locations and 11 franchised locations. We have since signed development agreements with three additional franchisees to develop an aggregate of 23 additional franchised locations over a three to five year period.

We are actively recruiting additional franchisees, and we anticipate franchised locations will play a significant role in our growth moving forward in addition to our continued development of Corporate locations.

Risk Factors	An investment in us involves many significant risks. See "RISK FACTORS."
Stockholders' Agreement	Substantially all of our shares of Common Stock currently issued and outstanding are owned by parties that are subject to a certain amended and restated Stockholders' Agreement, entered into as of April 22, 2022, as subsequently amended (the "*Stockholders' Agreement*"). The Stockholders' Agreement contains restrictions on the transfer of shares owned by such parties, as well as a voting agreement that provides that all such shares will be voted as a single block. As a condition of the Offering, the Nominee, as the holder of record of the Shares, will execute a joinder to the Stockholders' Agreement, agreeing and consenting to being bound by certain provisions of the Stockholders' Agreement, including the aforementioned voting agreement. See "*DESCRIPTION OF CAPITAL STOCK—Stockholders Agreement.*"
Limitations on Voting or Management Rights	Investors will not have any voting rights with respect to the Shares. Subject to the provisions of our Certificate of Incorporation and Bylaws and an irrevocable proxy (the "*Proxy*") to be granted by Investors to the Nominee, as the holder of record of the Shares, the Nominee shall be entitled to vote the Shares on matters that require the approval or consent of our stockholders under the Certificate of Incorporation and the Bylaws. Pursuant to the terms of the Proxy, the Nominee shall vote the Shares consistently with (i) the voting provisions of the Stockholders' Agreement, or if the Stockholders' Agreement has been terminated, (ii) the majority of the votes cast on any matter voted on by the stockholders of the Company at any meeting thereof. Subject to the rights of the stockholders to consent to or approve certain matters, we shall be managed by a Board of Directors (the "*Board*"). The Board shall be designated as set forth in the Certificate of Incorporation and the Bylaws. *See "THE OFFERING AND THE SHARES – The Shares – Voting and Control."*

Transfers	As the Nominee is the holder of record of the Shares, until the Nominee transfers the Shares from the Investor Accounts to accounts designated by Investors, Investors may only transfer their beneficial interest in the Shares and not the Shares themselves. An Investor's beneficial interest in the Shares may not be transferred by any Investor during the one-year holding period beginning when the Shares were issued (the "***Holding Period***"), unless such interest is transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, as amended; (3) as part of an initial public offering; or (4) to a family member (or equivalent) of the Investor, to a trust controlled by the Investor, to a trust created for the benefit of a family member (or equivalent) of the Investor or in connection with the death or divorce of the Investor or other similar circumstances. Additionally, following the Holding Period, an Investor's beneficial interest in the Shares may not be transferred without the consent of the Company unless such transfer is to a party that has established an Investor Account with the Nominee. *See "THE OFFERING AND THE SHARES – The Shares – Restrictions on Transfer."*
Dividends	Subject to preferences that may be applicable to any then-outstanding notes, the Series A Preferred Stock, the Series B Preferred Stock, other shares of preferred stock and any contractual obligations, holders of our Common Stock will be entitled to receive dividends, if any, as may be declared from time to time by our Board out of legally available funds. The rights of such holders are subject to the rights of any senior obligations issued by the Company, including the Company's obligations to (i) pay 8.0% dividends to the holders of Series A Preferred Stock, (ii) pay 5.0% dividends to the holders of Series B Preferred Stock and (iii) prepay any notes issued by the Company. *See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS─Liquidity and Capital Resources─Notes Issued Under September 2020 Note Offering," "─Notes Issued Under August 2021 Note Offering," "—October 2021 Convertible Note," "─January 2022 Preferred Stock Offering," "─Notes Issued Under June 2022 Note Offering"* and *"—March 2023 Preferred Stock Offering."* However, we do not anticipate declaring or paying any dividends on our Common Stock in the foreseeable future, as we intend to retain all of our future earnings to finance the expansion of our business. *See "DESCRIPTION OF CAPITAL STOCK."*
Subscription Procedures	In order to purchase the Shares, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, as detailed on Exhibit C hereto, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. You should deliver to us a completed, executed and dated original of the Subscription Agreement and any exhibits thereto.
Withdrawal	We may withdraw the Offering at any time prior to the issuance of the Shares in our sole discretion.
Offering Deadline	The Offering will terminate upon the earlier of (a) the date on which the entire Offering is fully subscribed, or (b) August 17, 2023 (the "***Offering Deadline***"); *provided*, that the Board may, in its sole discretion, shorten or extend the Offering past such date.

Please carefully review this Form C in its entirety, since it contains important information of the Company. **In particular, you should review the information in the section entitled "RISK FACTORS."**

NO PERSON (OTHER THAN OUR CHIEF FINANCIAL OFFICER AND OUR INVESTOR RELATIONS CONSULTANT) HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C IN CONNECTION WITH THE OFFERING OR THE COMPANY AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

Neither the SEC nor any state securities commission has approved or disapproved of the Shares to be issued in the Offering or determined if this Form C is truthful or complete. Any representation to the contrary is a criminal offense.

RISK FACTORS

The purchase of Shares involves a substantial degree of financial risk. Such an investment is intended only for Investors who have no need for liquidity of, or income from, their investment in the Company and who can afford to lose all of their investment. Our business, financial condition and operating results can be affected by a number of factors, whether currently known or unknown, including but not limited to those described below, any one or more of which could, directly or indirectly, cause our actual financial condition and operating results to vary materially from past, or from anticipated future, financial condition and operating results. Any of these factors, in whole or in part, could materially and adversely affect our business, financial condition, operating results and stock price. In evaluating an investment in the Company, you should carefully consider the risks and uncertainties described below. You should also refer to the other information contained in this Form C, and consult with your financial, legal, and tax advisors before deciding to invest. The following discussion of risk factors contains forward-looking statements. See "CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS; RISK FACTOR SUMMARY." These risk factors may be important to understanding other statements in this Form C.

Risks Related to the Company

We are a high-risk early-stage venture with a limited operating history.

We have a limited operating history. Accordingly, we are subject to risks inherent in the establishment of a new venture, including but not limited to unexpected expenses, complications with the development of our operations, uncertainty regarding our ability to obtain necessary regulatory approvals, and difficulties implementing other aspects of our business model and our ability to hire new employees. Our first restaurant opened in February 2018. We are currently in the process of expanding our business, and our plans are subject to change. Although our management team has significant experience in the restaurant industry, they may not be successful in managing and operating our Company. Furthermore, we cannot anticipate each of the future issues that may arise in the development of our Company. The likelihood of our success must be considered in light of the problems, expenses, difficulties, complications, uncertainties and delays that we may encounter in the growth of our business. These factors may have an adverse effect on our results of operations, business and financial condition, and you may not receive a return on your investment.

Our ability to generate positive cash flow is uncertain. If we are unable to obtain capital when needed, our business and future prospects will be adversely affected and we could be forced to suspend or discontinue operations.

Our operations have not generated positive cash flow in the fiscal year ended December 26, 2021 ("***Fiscal Year 2021***") or in the fiscal year ended December 25, 2022 ("***Fiscal Year 2022***"), and we have funded our operations primarily through the issuance of shares of our common stock, par value $0.001 per share ("***Common Stock***"), Series A preferred stock, par value $0.001 per share ("***Series A Preferred Stock***"), Series B preferred stock, par value $0.001 per share ("***Series B Preferred Stock***"), long-term debt and short-term debt, as well as the sale and refranchising of 11 of our locations pursuant to the Asset Sale and Refranchising (as defined below). Due in part to our rapid growth, we have generated negative operating cash flows and net losses since our inception. The actual amount of funds that we will need to meet our operating needs will be determined by a number of factors, many of which are beyond our control, including the price of food and commercial real estate rents. In addition, our liquidity needs will be impacted by the success of our marketing strategy, market acceptance of our products, our ability to effectively manage our supply chain, our ability to negotiate with landlords, contractors and subcontractors over payment schedules, the success of our franchising efforts, competition, evolving consumer tastes and the amount of working capital investments we are required to make.

Our ability to continue to operate until our cash flows from operations turns positive may depend on our ability to continue to raise funds through public or private sales of shares of our equity or through debt. See "RISK FACTORS—We are indebted and may borrow additional funds, including senior debt, and leverage our assets."

Since 2021, we have primarily raised funds through issuances of our Common Stock, Series A Preferred Stock, Series B Preferred Stock and debt, as well as the Asset Sale and Refranchising. We have experienced limited access to the capital and credit markets, and it remains uncertain whether we will be able to obtain outside capital when we need it or on terms that would be acceptable to us. We have historically been dependent on (i) affiliates and clients of Worcester Investments, LLC, our largest stockholder and an affiliate of Joel Worcester, one of our directors ("***Worcester Investments***"), (ii) Cancilla Properties II, L.L.C. and (iii) Stine Enterprises, Inc. ("***Stine Enterprises***"), an Arizona corporation and the parent of Stine Ventures, LLC ("***Stine Ventures***," and collectively with Stine Enterprises, "***Stine***"), an Arizona limited liability company and a franchisee of the Company, for our liquidity needs because other sources of liquidity have been insufficient or unavailable. In exchange for such support, Worcester Investments, as our largest stockholder, may request that we take certain actions related to operations, capital structure or otherwise, which, if accepted, could have a negative effect on our business and results of operations. In addition, Worcester Investments, may seek other terms and consideration that would require, and may not receive, approval by the independent committee of our board of directors (the "**Board**"). If we are able to raise funds by selling additional shares of our Common Stock or securities convertible or exercisable into our Common Stock, the ownership interest of our existing stockholders will be further diluted. If we are unable to obtain sufficient outside capital when needed, our business and future prospects will be adversely affected and we could be forced to suspend or discontinue operations.

We are dependent on future near-term capital to fund our business plan.

We believe that we will need additional capital to fund our business plan in addition to any revenues we may generate in the future until we reach positive sustainable operating cash flow. Such additional capital may include the issuance and sale of additional equity securities and/or commercial borrowing. If we are unable to obtain capital in the amounts and on terms deemed acceptable to us, we may be unable to continue building our business and as a result may be required to scale back or cease operations for our business, the result of which may be that you could lose some or all of your investment.

We are indebted and may borrow additional funds, including senior debt, and leverage our assets.

On April 14, 2020, we entered into a loan agreement with Worcester Financial, LLC, a related party to Joel Worcester and Worcester Investments, pursuant to which we borrowed $575,000, which amount is currently outstanding (the "***Worcester Financial Loan***"). The Worcester Financial Loan matures on April 3, 2024, and carries an interest rate of 12.0%. We have also issued $23,275,000 in aggregate principal amount (including amounts borrowed from certain related parties as noted below) of non-convertible unsecured promissory notes (the "***September 2020 Notes***") in a private placement (the "***September 2020 Note Offering***"), with current maturity dates of each note ranging between October 9, 2024 and June 17, 2027 at interest rates between 10.0% and 18.0%. Each note issued under the September 2020 Note Offering receives an accrued interest payment monthly with a balloon payment of all principal due on the maturity date. As part of the September 2020 Note Offering, we entered into two note purchase agreements with Worcester Fund LLC, a related party to Joel Worcester and Worcester Investments, with a total principal amount of $2,250,000 (included in the total amount borrowed under the September 2020 Note Offering) at a current interest rate of 15% that mature on June 17, 2027 (the "***September 2020 Worcester Notes***"). The Company has repaid approximately $2,000,000 of principal under the September 2020 Notes as of May 31, 2023.

We have also issued $2,335,600 in aggregate principal amount of non-convertible unsecured promissory notes (the "***August 2021 Notes***") in a private placement (the "***August 2021 Note Offering***"), with initial maturity dates of each note ranging between December 17, 2023 and June 17, 2027, with a Company option to extend each note maturing before December 31, 2023 individually for two additional years (the "***August 2021 Note Extended Maturity Period***"), with interest rates ranging from 11.0% to 17.0%, depending on the total amount loaned to the us by an individual debtor, and an additional 1.0% interest in addition to the standard rate for each note that is extended into the August 2021 Note Extended Maturity Period. Each note issued under the August 2021 Note Offering receives an accrued interest payment monthly with a balloon payment of all principal due on either the maturity date or extended maturity date of each note (if elected by the Company). As part of the August 2021 Note Offering, we entered into a note purchase agreement with Worcester Fund LLC, a related party to Joel Worcester and Worcester Investments, with a total principal amount of $1,750,000 (included in the total amount borrowed under the August 2021 Note Offering) at an interest rate of 14% that matures on June 17, 2027. On October 26, 2021, we issued a $5,000,000 convertible promissory note due on October 25, 2025 (the "***October 2021 Convertible Note***"). The October 2021 Convertible Note is unsecured; however, it is guaranteed by certain of the Company's owners. The interest on the October 2021 Convertible Note accrues at a rate of 8.0% per annum starting on the date of issuance based on the outstanding principal balance and is payable monthly beginning in the month following issuance. The October 2021 Convertible Note will mature in 48 months, unless prepaid or converted to equity before the maturity date. At the election of the holder of the October 2021 Convertible Note (the "***Holder***"), all or part of the outstanding principal amount of the October 2021 Convertible Note may be converted into shares of ***Common Stock*** at any time (i) prior to the maturity date of the October 2021 Convertible Note, or (ii) on or after the maturity date if any portion of the principal balance remains outstanding. The October 2021 Convertible Note will be converted based on the outstanding principal balance divided by a conversion price of the lower of (a) $8.36 per share or (b) an adjusted conversion price to be determined if shares of Common Stock are issued below an enterprise market value of $250 million, other than issuances in connection with (x) this Offering or (y) future offerings pursuant to Regulation Crowdfunding. As of June 1, 2023, the conversion price of the October 2021 Convertible Note was approximately $7.79 per share.

From June 2022 to September 2022, we sold $15,000,000 in aggregate principal amount of non-convertible unsecured promissory notes in another private placement (the "***June 2022 Note Offering***"), including $430,000 to Worcester Fund LLC and $500,000 to Worcester Investments. The interest on the notes issued under the June 2022 Note Offering accrues at rates ranging from 9% to 15% per annum starting on the date of issuance and is payable in monthly installments beginning the month following issuance. Such notes will mature on June 17, 2024, unless prepaid earlier. The notes can be extended for two years at our option with an additional 1.0% interest during any extension.

On October 12, 2022, we entered into separate merchant cash advance agreements (collectively, the "***Financing Agreements***") with each of Cedar Advance LLC ("***Cedar***") and Reliance Financial ("***Reliance***"). Pursuant to the terms of the Financing Agreements, we sold to Cedar and Reliance future receivables in the aggregate amount of $3,237,500 for an aggregate purchase price of $2,500,000 and recorded an aggregate debt discount of $737,000. Pursuant to the terms of the Financing Agreements, we agreed to pay to each of Cedar and Reliance $25,000 per week for the first four weeks of the Financing Agreements and $42,598 per week thereafter until such time as $1,618,750 has been paid to each of Cedar and Reliance, which period is estimated to be approximately 40 weeks.

The aggregate annual interest payments we will be obligated to pay under all of our outstanding debt instruments to related parties is currently estimated to be $758,800. The aggregate annual interest payments we will be obligated to pay under all of our outstanding debt instruments to unrelated parties is currently estimated to be $4,801,084, payable monthly in cash, for an overall total amount of interest payable on our outstanding debt instruments of approximately $5,559,884.

Although we anticipate either extending or refinancing additional loans issued under the September 2020 Note Offering, August 2021 Note Offering and June 2022 Note Offering over the next several years, these loans carry a relatively high rate of interest, and if we are unable to pay these loans as they mature or refinance this debt then it could limit our existing operations and future growth opportunities.

Our amount of indebtedness could affect our operations in several ways, including the following: (i) require us to dedicate a substantial portion of our cash flow from operations to service our debt, thereby reducing the cash available to finance our operations and other business activities; (ii) limit management's discretion in operating our business and our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; (iii) increase our vulnerability to downturns and adverse developments in our business and the economy; (iv) limit our ability to access the capital markets to raise capital on favorable terms or to obtain additional financing for working capital, capital expenditures or acquisitions or to refinance existing indebtedness; (v) place restrictions on our ability to obtain additional financing, make investments, lease equipment, sell assets and engage in business combinations; (vi) place us at a competitive disadvantage relative to competitors with lower levels of indebtedness in relation to their overall size or less restrictive terms governing their indebtedness; and (vii) make it more difficult for us to satisfy our debt obligations and increase the risk that we may default on our debt obligations.

We may also engage in additional borrowings to finance our operations and future expansion. A decrease in our present or future asset values, an increase in interest rates, a significant increase in other carrying costs and operating expenses, any combination of the foregoing or any other number of factors may result in our inability to repay the principal and interest of any borrowed funds. A portion of our cash flow will be used to repay the principal and interest on our indebtedness. Our loan agreements also contain restrictive covenants, which may impair our operating flexibility. Such loan agreements also provide for default under certain circumstances, such as failure to meet certain financial covenants or ratios. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender, which would be senior to the rights of our stockholders. A judgment creditor would have the right to foreclose on any of our assets, resulting in a material adverse effect on our business, operating results or financial condition. Any such foreclosure may also have substantial adverse consequences for our stockholders. In addition, lenders may require restrictions on future borrowings, distributions and operating policies. Our ability to meet any debt obligations will depend upon our future performance and will be subject to financial, business and other factors affecting our business and operations, including general economic conditions. We cannot assure you that we will be able to meet any such debt obligations, which could adversely affect our financial condition.

We may not be able to generate sufficient cash to service our indebtedness and may be forced to take other actions to satisfy our debt obligations, which may not be successful.

Our ability to make interest payments on our indebtedness depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and certain financial, business and other factors beyond our control. We may not be able to maintain a level of cash flow sufficient to permit us to pay the principal and interest on our indebtedness.

If our cash flows and capital resources are insufficient to fund our obligations under our notes and loans, we may be forced to reduce or delay investments and capital expenditures, sell assets, seek additional capital or restructure or refinance our indebtedness. Our ability to restructure or refinance indebtedness will depend on overall economic conditions and our financial condition at such time. Any refinancing of indebtedness could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our operations. The terms of existing or future debt instruments may restrict us from adopting some of these alternatives.

In the absence of sufficient cash flows and capital resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet debt service and other obligations. These alternative measures may not be successful and may not permit us to meet scheduled debt service obligations. As a result, we may be unable to implement our business plan, make acquisitions or otherwise carry out business plans, which would have a material adverse effect on our financial condition and results of operations and impair our ability to pay the principal and interest on our debt obligations.

We depend on certain key individuals.

Our success is largely dependent upon the efforts, direction and guidance of certain key individuals, namely Scott Ford, our President, Breck Templeton, our Chief Financial Officer, Cameron and Tyler McNie, our founders (the "***McNies***," or the "***Founders***"), Carey Malloy, our Chief Development Officer, and Joel Worcester, one of our directors. In addition, our success is dependent upon our ability to attract and retain qualified employees, on the ability of our executive officers and key employees to manage our operations successfully. The market for highly skilled employees and leaders in the restaurant industry is extremely competitive. The loss of any of the individuals listed above, or our inability to attract and retain key management, technical or professional personnel in the future, or successfully execute succession planning, could have a material adverse effect on our results of operations and financial condition, as we may not be able to find suitable individuals to replace such personnel on a timely basis. In addition, any such departure could be viewed in a negative light by investors, which could cause our valuation to decline. As our business expands, our future success will depend greatly on our continued ability to attract and retain highly-skilled and qualified executive-level personnel. Our inability to attract and retain qualified executive officers in the future could impair our growth and harm our business.

We face risks associated with certain family and business relationships among our management team and directors.

Significant family relationships exist among our management team. Individuals with such relationships include Mr. Tyler McNie, our founder, co-chief executive officer and one of our directors, and Mr. Cameron McNie, our founder, co-chief executive officer and Chairman of the Board of Directors (and Mr. Tyler McNie's brother). Companies with multiple family members serving on the same management team can be predisposed to unique issues such as internal conflicts, nepotism and/or strategic family alliances. Such issues may arise among our management team. In light of the relationships that exist within our management team, certain prospective investors may be unwilling to purchase our Common Stock, which may have a negative effect on our financial condition.

Certain business relationships also exist with respect to certain of our directors. Entities affiliated with Mr. Joel Worcester have made loans to us with an aggregate outstanding principal amount of $4,575,000. Additionally, Worcester Investments, which is affiliated with Mr. Joel Worcester and is our largest stockholder, provides certain services to us on an as-needed basis to support our business, in particular with respect to supporting our activities relating to management, real estate, and investor relations activities. We reimburse expenses incurred by Worcester Investments in connection with such services and have provided development fees in connection with our real estate activities in a total amount of $309,000 since the inception of our business. Additionally, we pay Worcester Investments a monthly fee of $50,000 to perform certain investor relations services and related administrative services pursuant to a statement of work effective as of April 1, 2022.

Our principal stockholders hold a controlling interest in the Company and may make business decisions with which you disagree and which may adversely affect the value of your investment.

Parties subject to a certain amended and restated Stockholders' Agreement, entered into as of April 22, 2022, as subsequently amended (the "***Stockholders' Agreement***," and the parties subject thereto, the "***Stockholders' Agreement Parties***"), including, among others, Cameron McNie, Tyler McNie, Joel Worcester (through Worcester

Investments), Scott Ford and certain of their affiliates, related entities and transferees, beneficially own or control, directly or indirectly, 34,839,373.88 shares of our Common Stock in the aggregate, representing approximately 96.6% of our outstanding shares of Common Stock following this offering (the "*Offering*") assuming no Bonus Shares are issued (or approximately 87.2% of our outstanding shares of Common Stock following the Offering assuming no Bonus Shares (as defined below) are issued and assuming the full conversion of (i) the October 2021 Convertible Note into shares of Common Stock at $7.79 per share, (ii) all shares of Series A Preferred Stock into shares of Common Stock at a one-for-one ratio and (iii) all shares of the Series B Preferred Stock into shares of Common Stock at a one-for-one ratio). As a result of this ownership and the provisions of the Stockholders' Agreement, Cameron McNie, Tyler McNie and Worcester Investments (collectively, the "*Voting Stockholders*") will have the ability to control matters submitted to our stockholders for approval, including the election and removal of directors, amendments to our Certificate of Incorporation and Bylaws and the approval of any business combination. Pursuant to the Stockholders' Agreement, all parties subject to the Stockholders' Agreement (including any Investors who purchase Shares in the Offering) must vote their shares in accordance with the vote of the Voting Stockholders, and must vote to elect to the Board (i) Cameron McNie, (ii) Tyler McNie and (iii) Joel Worcester (or, in each of (i)-(iii), such other individual as is designated by the respective individual listed in the foregoing (i)-(iii)) and (iv) the highest-ranking executive officer of the Company not otherwise elected to the Board (currently Scott Ford). As long as parties to the Stockholders' Agreement own more than fifty percent (50%) of the outstanding shares of the Company, a majority of the Voting Stockholders may take action to alter the size and composition of the Board from time to time. These actions may be taken even if they are opposed by other stockholders. This concentration of ownership may also have the effect of delaying or preventing a change of control of our company or discouraging others from making tender offers for our shares, which could prevent our stockholders from receiving a premium for their shares.

Some of these persons or entities may have interests different than yours. For example, because the Voting Stockholders purchased their shares at prices substantially below the price at which shares are being sold in this Offering and have held their shares for a longer period, they may be more interested in selling our company to an acquiror than other investors or may want us to pursue strategies that deviate from the interests of other stockholders.

Our failure or inability to enforce our trademarks or other proprietary rights could adversely affect our competitive position or the value of our brand.

We believe that our trademarks and other proprietary rights are important to our success and our competitive position, and, therefore, we devote resources to the protection of our trademarks and proprietary rights. The protective actions that we take, however, may not be enough to prevent unauthorized use or imitation by others, which could harm our image, brand or competitive position. If we commence litigation to enforce our rights, we will incur significant legal fees.

We cannot assure you that third parties will not claim infringement by us of their proprietary rights in the future. Any such claim, whether or not it has merit, could be time-consuming and distracting for executive management, result in costly litigation, cause changes to existing menu items or delays in introducing new menu items, or require us to enter into royalty or licensing agreements. As a result, any such claim could have a material adverse effect on our business, results of operations and financial condition.

Our business and operations are experiencing rapid growth and organizational change. If we fail to manage such growth and change effectively, we may be unable to execute our business plan, maintain high levels of service or adequately address competitive challenges.

We have experienced, and may continue to experience, rapid growth in our headcount and operations, which has placed, and may continue to place, significant demands on our management, operational and financial resources. For example, our headcount has grown from approximately 100 employees as of January 1, 2019 to approximately 1,123 employees as of May 30, 2023, and we have expanded from two restaurants as of January 1, 2019 to 38 restaurants, including five Digital Kitchens (as defined below) and 11 franchised ("*Franchised*") locations, as of the date hereof. We have also experienced significant growth in the amount of customer and employee data that our infrastructure supports. Finally, our organizational structure and recording systems and procedures are becoming more complex as we improve our operational, financial and management controls. Our success will depend in part on our ability to manage this growth and organizational change effectively. To manage the expected growth of our headcount and operations, we will need to continue to improve our operational, financial and management controls and our reporting systems and procedures. Our ability to open additional restaurants may be constrained by the willingness and availability of qualified personnel to help staff and manage any new restaurants. The failure to effectively manage growth could result in difficulties or delays in opening new restaurants and increasing sales at existing restaurants, declines in quality or customer satisfaction, increases in costs and difficulties in introducing new products or other operational difficulties, any of which could adversely affect our ability to attract and retain customers.

Failure to achieve and maintain effective internal controls over financial reporting could impair our ability to produce timely and accurate financial statements and have a material adverse impact on our business.

As an early-stage privately-held company, our internal control environment is not fully developed. As a result, we may have a material weakness in our internal controls or a combination of significant deficiencies that could result in a material weakness in our internal controls. Matters impacting our internal controls may cause us to be unable to report our financial information on a timely basis and thereby subject us to adverse consequences, including sanctions by the SEC, and result in a breach of the covenants under certain of our equipment financing agreements, which require us to deliver financial statements prepared in accordance with accounting principles generally accepted in the United States of America ("***U.S. GAAP***"). In addition, confidence in the reliability of our financial statements could suffer if we or our independent auditors were to report a material weakness in our internal controls over financial reporting. Failure to achieve and maintain effective internal controls over financial reporting could impair our ability to produce timely and accurate financial statements and have a material adverse effect on our business and the value of our Common Stock.

If our estimates or judgments relating to our critical accounting policies prove to be incorrect, our results of operations could be adversely affected.

The preparation of our consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting period. On an ongoing basis, we evaluate our estimates using historical experience and other factors, including the current economic environment, as provided in the section entitled "***MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.***" Significant items subject to estimates are assumptions used for purposes of determining the useful lives of property and equipment and intangible assets, other-than-temporary impairment of equity investment, the fair value of deferred tax assets, and the fair value of warrants. Management believes its estimates to be reasonable under the circumstances, but actual results may differ from those estimates. Additionally, in the context of the COVID-19 Pandemic, while there was no material impact to our estimates in the current period, in future periods, facts and circumstances could change and impact our estimates. Our results of operations may be adversely affected if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of investors, resulting in a decline in the valuation of our Company.

Changes in existing financial accounting standards or practices, or taxation rules or practices, may harm our operating results.

Changes in existing accounting or taxation rules or practices, new accounting pronouncements or taxation rules, or varying interpretations of current accounting pronouncements or taxation practice could harm our operating results or result in changes to the manner in which we conduct our business. Further, such changes could potentially affect our reporting of transactions completed and reported before such changes are effective.

U.S. GAAP is subject to interpretation by the Financial Accounting Standards Board, the SEC and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or a change in these interpretations could have a significant effect on our reported financial results and could affect the reporting of transactions completed before the announcement of a change.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the

Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Risks Related to Our Industry

If we fail to successfully implement our growth strategy, which includes opening new Corporate restaurants and the expansion of our franchising efforts, our ability to increase our revenue and operating profits could be adversely affected.

Our growth strategy relies substantially upon new restaurant development, including the development of additional Franchised locations. While we believe there is opportunity for our brand to grow to a national presence over the long term, we do not currently target a specific number of annual new restaurant openings over a multi-year period. Therefore, we cannot predict the time period over which we can achieve this level of restaurant growth or whether we will achieve this level of growth at all. In addition, we face many challenges in opening new Company-owned ("*Corporate*") and Franchised restaurants, including:

- availability of financing;

- selection and availability of, and competition for, suitable restaurant locations;

- negotiation of acceptable lease and financing terms;

- availability of prospective franchisees who meet our criteria;

- securing required governmental permits and approvals, including zoning approvals;

- consumer tastes in new geographic regions and acceptance of our products;

- employment and training of, and wage rates for, qualified personnel;

- general economic and business conditions;

- unanticipated increases in construction and development costs; and

- the legal and regulatory requirements applicable to our industry.

To the extent we are unable to open new Corporate and Franchised restaurants as we anticipate, our revenue growth would come primarily from growth in same-store sales. Same-store sales reflect the change in year-over-year sales for the same-store base. We define the same-store base for each fiscal period as those restaurants open for at least the full fiscal period and the equivalent fiscal period from the prior year. Our failure to add a significant number of new restaurants or grow same-store sales would adversely affect our ability to increase our revenue and operating income and could materially adversely affect our operating results. As a result of the foregoing, we cannot predict whether our growth strategy will be successful.

We have franchised certain of our restaurants, including pursuant to the Asset Purchase and Refranchising, and we intend to franchise additional restaurants in the future. Our franchising efforts will subject us to a variety of additional risks associated with franchising and our franchisees.

We are in the process of developing our franchising program. On March 9, 2023, we entered into our first franchising relationship with Stine Ventures, LLC ("*Stine Ventures*"), an Arizona limited liability company and a wholly-owned subsidiary of Stine Enterprises, Inc., an Arizona corporation ("*Stine Enterprises*," and, collectively with Stine Ventures, "*Stine*"). We are actively recruiting additional franchisees, and we anticipate Franchised locations will play a significant role in our growth moving forward.

Prior to the Asset Sale and Refranchising, we had not engaged in franchising operations. It will take time for us to develop our franchising infrastructure and gain expertise in establishing and managing franchise operations, and we may not be successful in doing so. We anticipate that the development and growth of our franchise system will require significant time and effort and could divert management's attention from other business concerns, each of which could have a material adverse effect on our business, financial condition and results of operations. The viability of our franchising business will depend on our ability to establish and maintain good relationships with our current and future franchisees. Our entry into the franchising business exposes us to additional risks, including, but not limited to, the financial condition and access to capital of franchisees and litigation as a result of disagreements with franchisees. Our development, acquisition or franchising activity could demand significant attention from our management that would otherwise be available for our current ongoing operations, which could have a material adverse effect on our business.

The opening of additional Franchised restaurants will depend, in part, upon the availability of prospective franchisees who meet our criteria. We may not be able to identify, recruit or contract with suitable franchisees in our target markets on a timely basis or at all. In addition, our franchisees may not ultimately be able to access the financial or management resources that they need to open the restaurants contemplated by their agreements with us, or they may elect to cease restaurant development for other reasons. If we are unable to recruit suitable franchisees or if franchisees are unable or unwilling to open new restaurants as planned, our growth may be slower than anticipated, which could materially adversely affect our ability to increase our revenue and materially adversely affect our business, financial condition and results of operations.

Additionally, although we attempt to properly train and support our franchisees, franchisees are independent third parties whom we do not control. Our franchisees own, operate, and oversee the daily operations of their restaurants, and their employees would not be our employees. Accordingly, their actions are outside of our control. We cannot be certain that our franchisees will have the business acumen or financial resources necessary to operate successful franchises at their approved locations, and state franchise laws may limit our ability to terminate or not renew these franchise agreements. Moreover, our franchisees might not successfully operate restaurants in a manner consistent with our standards and requirements or hire and adequately train qualified managers and other restaurant personnel. Any failure of our current or future franchisees to operate their franchises in accordance with our standards or applicable law, actions taken by their employees or a negative publicity event at one of our Franchised restaurants or involving one of our franchisees could have a material adverse effect on our reputation, our brand, our ability to attract prospective franchisees, our restaurants, and our business, financial condition or results of operations.

Our franchisees' interests may conflict or diverge with our interests in the future, which could have a negative impact on our business.

While we are responsible for ensuring the success of our entire system of restaurants and for taking a long-term view with respect to system improvements, our franchisees have individual business strategies and objectives, which might conflict with our interests. Our franchisees may from time to time disagree with us and our strategies and objectives regarding the business or our interpretation of our respective rights and obligations under the franchise agreements and the terms and conditions of the franchisee relationship. Any such disagreements may lead to disputes with our franchisees. Any such disputes may result in legal action against us. To the extent we have such disputes, the attention, time and financial resources of our management and our franchisees will be diverted from our shops, which could harm our business even if we have a successful outcome in the dispute.

In addition, various state and federal laws govern our relationship with our franchisees and our potential sale of a franchise. A franchisee and/or a government agency may bring legal action against us based on the franchisee/franchisor relationships that could result in the award of damages to franchisees and/or the imposition of fines or other penalties against us.

Interruptions in the supply of product to our restaurants could adversely affect our revenue.

We depend on a limited number of suppliers and distributors for food ingredients, beverages and paper goods used in our restaurants, and this subjects us to the possible risks of shortages, supply interruptions and price fluctuations. Although alternative suppliers and products are available for most of the products we use, failures or cost increases by our suppliers and distributors could impact our ability to make and sell certain menu items, and this could impact restaurant revenues, costs or both. Because we offer a limited number of menu items, certain supply issues may have a greater impact on our business than on the typical restaurant company. In addition, we bear risks associated with the timeliness, solvency, reputation, labor relations, freight costs, price of raw materials, and compliance with health and safety standards of each supplier and distributor including, but not limited to, risks associated with contamination to food and beverage products. We have little or no control over our suppliers and distributors including their operations, policies, procedures, decisions, supply chains or market conditions which may impact these risks.

We use Sysco as our national mainline distributor, and in 2022 they delivered approximately 99% of the food, paper and beverage products used in our restaurants (based on dollar volume). Sysco currently uses seven of its distribution centers (Kansas City, Missouri; Dallas, Texas; Austin, Texas; Norman, Oklahoma; Chicago, Illinois; Jersey City, New Jersey; and St. Louis, Missouri) to purchase, inventory and deliver products to our restaurants in each of our current markets. Sysco purchases these products from suppliers and maintains inventory for each product based on its projections of demand, supply, lead times, supplier capacity and other factors. While we provide input to Sysco including our new restaurant opening schedule and initial restaurant revenue forecasts, we have limited or no control over Sysco's purchasing or inventory management decisions. In addition, Sysco is also subject to possible risks of supplier shortages, supply interruptions and price fluctuations, which it may pass on to us, including cost increases caused by commodity pricing or other market forces outside of our control.

Of the products we purchased from Sysco in 2022, we purchased these products from approximately 176 suppliers, and approximately 8% of these suppliers provided approximately 80% of our total purchases based on dollar volume. Approximately 19% of our total purchased volume was for products Sysco purchased from its suppliers and sold to us under the Sysco brand (we have included the individual suppliers of these products in the total supplier counts and volumes reported herein). These Sysco branded products include several product categories, among them rice, pork, packaging, and other products. In addition, we purchase proprietary products (products made exclusively for us using our recipes and specifications) including chicken, macaroni salad, teriyaki sauce and barbecue sauce, from several approved suppliers, and we distribute these products through Sysco. These proprietary products and suppliers carry an increased risk of shortages, supply interruptions and price fluctuations due to the difficulty in quickly sourcing and approving alternative suppliers for these products.

New or less mature restaurants may not attain results similar to those of our existing restaurants.

New and less mature restaurants typically experience higher operating costs in both dollars and percentage of revenue initially when compared to restaurants in the same-store base. Further, restaurants located in one city or location may not perform as well as restaurants in another city or location. There is no assurance new restaurants will experience success in the future. We expect that our restaurants may take approximately three months or more to reach normalized operating levels due to inefficiencies and other factors typically associated with new restaurants. These factors include operating costs, which are often significantly greater during the first several months of operation, and fluctuating guest counts at new locations, as well as competition from our competitors or our own restaurants, consumer acceptance of our restaurants in new markets and lack of market awareness of our brands in a new market. There is no assurance that our less mature restaurants will attain operating results similar to those of our existing restaurants.

If we are not able to hire, train, reward and retain qualified restaurant crew and/or if we are not able to appropriately plan our workforce, our growth plan and profitability could be adversely affected.

We rely on our restaurant-level employees to consistently provide high-quality food and positive experiences to our guests. In addition, our ability to continue to open new restaurants depends on our ability to recruit, train and retain high-quality crew members to manage and work in our restaurants. Maintaining appropriate staffing in our existing restaurants and hiring and training staff for our new restaurants requires precise workforce planning, which has become more complex due to predictive scheduling laws and "just cause" termination legislation. If we fail to appropriately plan our workforce, it could adversely impact guest satisfaction, operational efficiency and restaurant profitability. In addition, if we fail to adequately monitor and proactively respond to employee dissatisfaction, it could lead to poor guest satisfaction, higher turnover, litigation and unionization efforts. The easing of the COVID-19 Pandemic has resulted in aggressive competition for talent, wage inflation and pressure to improve benefits and workplace conditions to remain competitive. Our failure to recruit and retain new restaurant crew members in a timely manner or higher employee turnover levels all could affect our ability to open new restaurants and grow sales at existing restaurants, and we may experience higher than projected labor costs.

Our operating results may fluctuate significantly and could fall below the expectations of investors due to certain factors, some of which are beyond our control, resulting in a decline in our valuation.

Our operating results may fluctuate significantly because of a number of factors, including:

- the timing of new restaurant openings;

- profitability of our restaurants, especially in new markets;

- changes in interest rates;

- increases and decreases in average weekly sales and same-store sales;

- macroeconomic conditions, both nationally and locally;

- changes in consumer preferences and competitive conditions;

- increases in infrastructure costs; and

- fluctuations in commodity prices.

Accordingly, results for any one fiscal period or year are not necessarily indicative of results to be expected for any other fiscal period or year and our results for any particular future period may decrease compared to the prior period. In the future, operating results may fall below the expectations of investors. In that event, our valuation would likely decrease.

Our success depends on our ability to compete with many other restaurants.

The restaurant industry in general, and the quick service ("***QSR***") and fast casual ("***Fast Casual***") categories in particular, are intensely competitive, and we compete with many well-established restaurant companies on the basis of food taste and quality, price, service, value, location, convenience, management, hourly employees and overall customer experience. Our competitors include individual restaurants and restaurant chains that range from independent local operators to well-capitalized national and regional restaurant companies, as well as dine-in, carry-out and delivery services offering other types of food.

Some of our competitors have substantially greater financial and other resources than we do, which may allow them to react to changes in the restaurant industry better than we can. Other competitors are local restaurants that in some cases have a loyal guest base and strong brand recognition within a particular market. As our competitors expand their operations or as new competitors enter the industry, we expect competition to intensify. Should our competitors increase their spending on advertising and promotions, or if their advertising and promotions are more effective, we could experience a loss of customer traffic to our competitors and a material adverse effect on our results of operations.

We also face the risk that new or existing competitors will copy our business model, menu options, presentation, or ambiance, among other things. Consumer tastes, nutritional and dietary trends, traffic patterns, and the type, number, and location of competing restaurants often affect the restaurant business, and our competitors may react more efficiently and effectively to those conditions. If we are unable to compete effectively, it could decrease our traffic, sales and profit margins, which could materially adversely affect our business, financial condition, and results of operations.

You should not rely on past increases in our same-store sales or our average unit volume ("AUV") as an indication of our future results of operations because they may fluctuate significantly.

A number of factors have historically affected, and will continue to affect, our same-store sales and AUV, including, among other factors, (i) competition; (ii) consumer trends and confidence; (iii) our ability to execute our business strategy effectively; (iv) unusually strong initial sales performance by new restaurants; and (v) regional and national macroeconomic conditions.The level of same-store sales is a critical factor affecting our ability to generate profits because the profit margin on same-store sales is generally higher than the profit margin on new restaurant sales.

Our expansion into new and existing markets may present increased risks.

Some of our new restaurants are planned for markets where there may be limited or no market recognition of our brand. Those markets may have competitive conditions, consumer tastes and discretionary spending patterns that are different from those in our existing markets, and we may encounter well-established competitors with substantially greater financial resources than us. As a result, those new restaurants may be less successful than restaurants in our existing markets. We may need to build brand awareness in new markets through greater investments in advertising and promotional activity than we originally planned, which could negatively impact the profitability of our operations in such new markets. We may find it more difficult in new markets to hire, motivate and keep qualified employees who can project our vision, passion and culture. In addition, we may have difficulty finding reliable suppliers or distributors or ones that can provide us, either initially or over time, with adequate supplies of ingredients meeting our quality standards. Restaurants opened in new markets may also have lower AUVs than restaurants opened in existing markets and may take longer to, or fail to, ramp up and reach expected sales and profit levels. Additionally, new markets may have higher rents and labor rates. These factors could negatively impact our unit economics and overall profitability.

We also intend to continue opening new restaurants in our existing markets as a core part of our growth strategy. As a result, the opening of a new restaurant in or near markets in which our restaurants already exist could adversely affect the sales of our existing restaurants.

Changes in food and supply costs could adversely affect our results of operations.

Our profitability depends in part on our ability to anticipate and react to changes in food and supply costs. We are subject to prevailing market conditions and remain susceptible to volatility in food costs. Any increase in the prices of the ingredients most critical to our menu, particularly chicken and rice, could materially adversely affect our operating results. If there is a significant rise in the price of chicken or rice, and we are unable to successfully adjust menu prices or otherwise make operational adjustments to account for these higher prices, our operating results could be adversely affected. For example, chicken accounted for approximately 32.6% of our cost of goods sold in Fiscal Year 2022. A hypothetical 10% increase in the cost of chicken for Fiscal Year 2022 would have increased our cost of goods sold by approximately $1.1 million for Fiscal Year 2022.

Food costs may also increase as a result of factors beyond our control, such as inflation, general economic conditions, seasonal fluctuations, weather conditions, demand, food safety concerns, product recalls and government regulations. Additionally, avian influenza, or similar poultry-related diseases, may negatively affect the supply chain by increasing costs and limiting availability of chicken. As a result, we may not be able to anticipate or successfully react to changing food costs, including the price of chicken or rice by adjusting our purchasing practices, increasing our menu prices to pass along commodity price increases to our customers or making other operational adjustments, which could materially adversely affect our operating results.

Public health epidemics or outbreaks, such as the COVID-19 pandemic, could materially adversely impact our business.

Federal, state and local government responses to a pandemic, such as the COVID-19 pandemic, and our Company's response to any such pandemic, could disrupt our business. Disruptions in operations due to a pandemic, such as social distancing, or other movement restricting policies put in place, could impact our revenues, and could materially adversely affect our business and results of operations. Restaurant operations could be further disrupted if any employees are diagnosed with a pandemic illness, since this could require some or all of a restaurant's employees to be quarantined. If a significant percentage of the workforce is unable to work, whether because of illness, quarantine, limitations on travel, or other government restrictions in connection with a pandemic, operations may be negatively impacted, potentially materially adversely affecting our liquidity, financial condition or results of operations. Our suppliers could also be adversely impacted by a pandemic. If our suppliers' employees are unable to work or our suppliers' operations are disrupted, we could face shortages of food items or other supplies, and our operations and sales could be materially adversely impacted by such supply interruptions.

Cyber incidents or deficiencies in cybersecurity could negatively impact our business by causing data loss, a disruption to our operations, a compromise or corruption of confidential or personal information, damage to our employee and business relationships and reputation, and/or litigation and liability, all of which could subject us to loss and harm our brand.

As our reliance on technology has increased, so have the risks posed to our systems, both internal and those we have outsourced. Additionally, there has been an increase in data integration and complexity of our technology systems. The use of electronic payment methods and the collection and storage of personal information from individuals expose us to increased risk of cyber incidents, privacy and/or security breaches, and other risks. We rely on commercially available systems, software, tools and monitoring to provide security for processing, transmitting, and storing such information. As privacy and information security laws and regulations change, we may incur additional costs to ensure that we remain in compliance with those laws and regulations.

Third parties with whom we do business have experienced cyber incidents and security breaches in which confidential or personal information could have been stolen and we, our contractors and third parties with whom we do business may experience cyber incidents and security breaches in which confidential or personal information is stolen in the future. For example, in the April 2022 Cyber Incident (as defined below), one of our general contractors experienced a compromise of its email systems that led to interception of a payment by us to such contractor by a third-party threat actor, which has resulted in the filing of several mechanic's and materialman's liens. The third parties with which we do business may fail to implement appropriate cyber security measures. Third parties may have the technology or know-how to breach the security of confidential or personal information collected, stored or transmitted by us, and our security measures and those of third parties with whom we do business, including technology vendors, solution providers, software manufacturers and supply chain vendors, may not effectively prohibit others from obtaining improper access to this information. Third parties also may be able to develop and deploy viruses, worms and other malicious software programs, such as ransomware, that attack our and third parties with whom we do business's systems or otherwise exploit any security vulnerabilities. The techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and are often difficult to detect for long periods of time, which may cause a breach to go undetected for an extensive period of time. Advances in computer and software capabilities, technology, new tools, and other developments may increase the risk of such a breach. If a person is able to circumvent the security measures of our business or those of other third parties, he or she could destroy or steal valuable information or disrupt the operations of our business. In addition, our contractors or third parties with whom we do business or to whom we outsource business operations may attempt to circumvent our security measures in order to misappropriate confidential information and may purposefully or inadvertently cause a breach involving such information. Furthermore, due our lack of a corporate headquarters, our directors and officers work remotely. Remote working, particularly for an extended period of time, could increase certain risks to our business, including an increased risk of cybersecurity events, vulnerability of our systems and improper dissemination of confidential or personal information, if our physical and cybersecurity measures or our corporate policies are not effective. The costs to us to eliminate any of the foregoing cybersecurity vulnerabilities or to address a cyber incident could be significant and have material adverse impact on our financial condition, results of operations and cash flows.

If our employees or vendors fail to comply with applicable laws, regulations, or contract terms, and this information is obtained by unauthorized persons, used inappropriately, or destroyed, it could adversely affect our reputation, could disrupt our operations and result in costly litigation, judgments, or penalties resulting from violation of laws and payment card industry regulations. Any such claim or proceeding could cause us to incur significant unplanned expenses and significantly harm our reputation, which could have a material adverse impact on our financial condition, results of operations and cash flows. A cyber incident could also require us to provide notifications, result in adverse publicity, loss of sales and profits, increase fees payable to third parties, and result in penalties or remediation and other costs that could materially adversely affect the operation of our business and results of operations. Further cyber incidents may cause us to incur additional costs or have to reimburse third parties in the event funds are intercepted or other damages occur, whether at the Company or at third parties with whom we do business. In addition, our cyber liability coverage may be inadequate or may not be available in the future on acceptable terms, or at all, and defending a suit, regardless of its merit, could be costly and divert management's attention.

Our increasing reliance on debit or credit cards for payment increases the risk of regulatory compliance and security breaches, which could materially adversely impact our business or results of operations.

Approximately 64% of our restaurant sales are paid by credit or debit cards. In connection with credit or debit card transactions in-restaurant, we collect and transmit confidential information to card processors. The systems currently used for transmission and approval of electronic payment transactions, and the technology utilized in electronic payments themselves, all of which can put electronic payment at risk, are determined and controlled by the payment card industry, not by us, through enforcement of compliance with the Payment Card Industry – Data Security Standards (as modified from time to time, "***PCI DSS***"). We must abide by the PCI DSS in order to accept electronic payment transactions. If we fail to abide by the PCI DSS, we could be subject to fines, penalties or litigation, which could adversely impact our results of operations. Furthermore, the payment card industry is requiring vendors to become compatible with smart chip technology for payment cards, or EMV-Compliant, or else bear full responsibility for certain fraud losses, referred to as the EMV Liability Shift. To become EMV-Compliant, merchants often utilize EMV-Compliant payment card terminals at the POS and obtain a variety of certifications. We may become subject to claims for purportedly fraudulent transactions arising out of the actual or alleged theft of credit or debit card information, and we may also be subject to lawsuits or other proceedings relating to these types of incidents.

Changing regulations relating to privacy, information security and data protection could increase our costs and affect or limit how we collect and use personal information.

The federal government and the states in which we operate are increasingly adopting or revising privacy, information security, and data protection laws and regulations that could have a significant impact on our current and planned privacy, data protection, and information security-related practices, our collection, use, sharing, retention, and safeguarding of consumer and/or employee information, and some of our current or planned business activities. These include rules and regulations promulgated under the authority of the FTC, the Health Insurance Portability and Accountability Act of 1996, federal and state labor and employment laws, state data breach notification laws and state privacy laws. Many of these laws and regulations provide consumers and employees with a private right of action if a covered company suffers a data breach related to a failure to implement reasonable data security measures. The legal framework around privacy issues is rapidly evolving, as various federal and state government bodies are considering adopting new privacy laws and regulations. These laws and regulations could result in significant limitations on or changes to the ways in which we can collect, use, host, store, or transmit personal information and other data. Compliance with privacy, data protection, and information security laws to which we are subject could result in additional costs, and our failure to comply with such laws could result in potentially significant regulatory investigations or government actions, penalties or remediation, and other costs, as well as adverse publicity, loss of sales and profits, and an increase in fees payable to third parties. Each of these implications could materially adversely affect our revenues, results of operations, business, and financial condition.

We rely on computer systems to process transactions and manage our business, and a disruption or a failure of such systems or technology could harm our ability to effectively manage our business.

Network and information technology systems are integral to our business. Our systems are critical to our ability to accurately track sales. Our operations depend upon our ability to protect our computer equipment and systems against damage from physical theft, fire, power loss, computer, network and telecommunications failure or other catastrophic events, as well as from internal and external security breaches, viruses and other disruptive software, worms, improper usage by employees and other disruptive problems. Any damage or failure of our computer systems or network infrastructure, or those of a third party with whom we interact, such as that which occurred in the April 2022 Cyber Incident, which causes an interruption in our operations or otherwise impairs our ability to conduct business could have a material adverse effect on our business and subject us to litigation or actions by regulatory authorities.

In addition, such events could result in a need for a costly repair, upgrade or replacement of systems. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, inappropriate disclosure of confidential or proprietary information, or misappropriation or misdirection of any funds, we could incur liability which could materially affect our results of operations.

It is also critical that we establish and maintain certain licensing and software agreements for the software we use in our day-to-day operations. A failure to procure or maintain these licenses could have a material adverse effect on our business operations.

There are risks associated with our increasing dependence on digital commerce platforms to maintain and grow sales, and limitations, disruptions or unavailability of our digital commerce platforms, or our ability to distribute our app, could harm our ability to compete and conduct our business.

Customers are increasingly using e-commerce websites and apps, like hawaiianbros.com and our mobile ordering application, to order and pay for our products and select optional delivery and curbside services. As a result, we are increasingly reliant on digital ordering and payment for such sales, and portions of our digital commerce platforms depend on third party services, including cloud-based technologies and platforms. Our apps and other digital ordering and payment platforms could be damaged or interrupted by power loss, technological failures, cyber-attacks, other forms of sabotage or acts of God. In addition, the availability, distribution and functionality of our apps and updates to our apps are dependent on mobile app stores and their related policies, terms and conditions. Because we rely on digital orders for a significant portion of our sales, any limitations in functionality, interruptions or unavailability of any of our digital ordering or payment platforms could limit or delay customers' ability to order through such platforms. Further, if our digital ordering and payment platforms do not meet customers' expectations in terms of security, speed, attractiveness, or ease of use, customers may be less inclined to return to such platforms. Any such limitation, damage, interruption or unavailability of our digital commerce platforms or failure of those platforms to meet customers' expectations could materially adversely affect our sales and our results of operations and financial condition.

Any failure by our third-party delivery providers to provide timely and reliable delivery services may materially adversely affect our business and reputation.

Delivery services are available at all Hawaiian Bros restaurants throughout the United States. Interruptions or failures in delivery services could prevent the timely or successful delivery of our products. These interruptions may be due to unforeseen events that are beyond our control or the control of our delivery providers, such as inclement weather, natural disasters, transportation disruptions, sabotage by an outside party, civil protests or labor unrest. In addition, changes in business practices of our delivery providers and governmental regulations could materially adversely impact delivery services and/or profitability.

If our products are not delivered on time and in safe and proper condition, customers may refuse to accept our products and have less confidence in our services, in which case our business and reputation may suffer. If our third-party delivery service providers fail to follow the quality standards or other terms that they agreed to with us, it could result in harm to our business and reputation and could force us to pursue arrangements with alternative delivery service providers, which could result in an interruption to our delivery services. These factors may materially adversely impact our sales and our brand reputation. We also incur additional costs associated with delivery orders, and it is possible that these orders could cannibalize more profitable carry-out or in-restaurant orders.

Our business activities subject us to litigation risk that could subject us to significant money damages and other remedies or by increasing our litigation expense.

We may, from time to time, be the subject of complaints or litigation, including customer claims, class-action lawsuits, personal-injury claims, environmental claims, intellectual property claims, construction-related claims, employee allegations of improper termination and discrimination and claims related to violations of laws, such as the Americans with Disabilities Act of 1990 ("***ADA***"), religious freedom laws, the Fair Labor Standards Act, other employment-related laws, the Occupational Safety and Health Act, the Employee Retirement Income Security Act of 1974, as amended, advertising laws. Each of these claims may increase our costs.

Regardless of whether any claim brought against us in the future is valid or whether we are liable, such a claim would be expensive to defend and may divert time, money and other valuable resources away from our operations and, thereby, hurt our business. In addition, adverse publicity resulting from such allegations may materially adversely affect us and our brand, regardless of whether these allegations are valid or whether we are liable. A substantial judgment against us or one of our subsidiaries could materially and adversely affect our business and operating results. Insurance may not be available at all or in sufficient amounts to cover any liabilities with respect to any of these or other matters. A substantial judgment, or judgment or other liability in excess of our insurance coverage, resulting from claims could materially adversely affect our business and results of operations.

Macroeconomic conditions could adversely affect our ability to increase sales at existing restaurants or open new restaurants.

Recessionary economic cycles, higher fuel and other energy costs, lower housing values, low consumer confidence, inflation, increases in commodity prices, higher interest rates, higher levels of unemployment, higher consumer debt levels, higher tax rates and other changes in tax laws or other economic factors that may affect discretionary consumer spending could adversely affect our revenue and profit margins and make opening new restaurants more difficult. Our customers may have lower disposable income and reduce the frequency with which they dine out during economic downturns. This could result in fewer transactions and reduced transaction size or limitations on the prices we can charge for our menu items, any of which could reduce our sales and profit margins. Also, businesses in the shopping vicinity in which some of our restaurants are located may experience difficulty as a result of macroeconomic trends or cease to operate, which could, in turn, further negatively affect customer traffic at our restaurants. All of these factors could have a material adverse impact on our results of operations and growth strategy.

In addition, negative effects on our and existing and potential landlords due to the inaccessibility of credit and other unfavorable economic factors may, in turn, adversely affect our business and results of operations. If our landlords are unable to obtain financing or remain in good standing under their existing financing arrangements, they may be unable to provide construction contributions or satisfy other lease obligations owed to us. In addition, if our landlords are unable to obtain sufficient credit to continue to properly manage their retail sites, we may experience a drop in the level of quality of such retail centers. The development of new restaurants may also be adversely affected by negative economic factors affecting developers and potential landlords. Developers and/or landlords may try to delay or cancel recent development projects (as well as renovations of existing projects) due to instability in the credit markets and declines in consumer spending, which could reduce the number of appropriate locations available that we would consider for our new restaurants. Furthermore, other tenants at the properties in which our restaurants are located may delay their openings, fail to open or cease operations. Decreases in total tenant occupancy in the properties in which our restaurants are located may affect customer traffic at our restaurants.

If any of the foregoing affect any of our landlords, developers and/or surrounding tenants, our business and results of operations may be adversely affected. To the extent our restaurants are part of a larger retail project or tourist destination, customer traffic could be negatively impacted by economic factors affecting surrounding tenants.

Because many of our restaurants are concentrated in certain geographic areas, we are susceptible to economic and other trends and developments, including adverse weather conditions, in these areas.

As of the date of this Form C, 92% of our 38 restaurants were spread across Texas (45%), Kansas (15%), Missouri (21%) and Illinois (11%). Given our geographic concentrations, economic conditions and other unforeseen events, including but not limited to negative publicity, local strikes, terrorist attacks, increases in energy prices, natural or man-made disasters, adverse weather conditions or the enactment of more stringent state and local laws and regulations in these areas, could have a disproportionate adverse effect on our business and results of operations.

Our current insurance may not provide adequate levels of coverage against claims.

We currently maintain insurance customary for businesses of our size and type including cyber insurance. However, there are types of losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure. Such losses could have a material adverse effect on our business and results of operations. Unanticipated changes in the actuarial assumptions and management estimates underlying our reserves for these losses could result in substantially higher losses than anticipated. Any substantial inadequacy of, or inability to obtain, insurance coverage could materially adversely affect our business, financial condition and results of operations.

Additionally, certain extraordinary hazards may not be covered, and insurance may not be available (or may be available only at prohibitively expensive rates) with respect to many other risks. Moreover, any loss incurred could exceed policy limits.

Our failure to comply with health and safety regulations, including requirements relating to food quality or preparation, could subject us to litigation. Any litigation, including the imposition of fines or damage awards, could adversely affect our financial condition or results of operations, or could generate negative publicity or otherwise adversely affect us.

Our business is subject to various laws and regulations and changes in such laws and regulations, and/or our failure to comply with existing or future laws and regulations, could adversely affect us.

We are subject to the rules and regulations of the Federal Trade Commission (the "***FTC***"), and various existing U.S. federal, state, local, and foreign laws affecting the operation of restaurants and the sale of food, including various license and permit requirements, health, sanitation, fire, and safety standards. We may in the future become subject to regulation (or further regulation) seeking to tax or regulate high-fat foods, to limit the serving size of beverages containing sugar, to ban the use of certain packaging materials, or to require the display of detailed nutrition information. Each of these regulations would be costly to comply with and/or could result in reduced demand for our products. The failure of our restaurants to comply with applicable regulations and obtain and maintain required licenses, permits, and approvals could adversely affect our existing restaurants and delay or result in our decision to cancel the opening of new restaurants, which would materially adversely affect our results of operations.

We may also have a substantial number of hourly employees who are required to be paid pursuant to applicable federal or state minimum wage laws. From time to time, various federal and state legislators have proposed or approved changes to the minimum wage requirements, especially for fast-food workers. These and any future similar increases in other regions in which our restaurants operate will increase the cost of labor and may negatively affect our profit margins as we may be unable to increase our menu prices in order to pass future increased labor costs on to our guests. If we increase menu prices to cover increased labor costs, the higher prices could adversely affect transactions, which could lower sales and thereby reduce our margins.

Although we require all workers in our restaurants to provide us with government-specified documentation evidencing their employment eligibility, some of our employees may, without our knowledge, be unauthorized workers. We currently participate in the "E-Verify" program, an Internet-based, free program run by the U.S. government to verify employment eligibility, in all of our restaurants and in our corporate support office. However, use of the "E-Verify" program does not guarantee that we will successfully identify all applicants who are ineligible for employment. Unauthorized workers may subject us to fines or penalties, and if any of our workers are found to be unauthorized, we could experience adverse publicity that negatively impacts our brand and it may be more difficult to hire and keep qualified employees. We could also become subject to fines, penalties and other costs related to claims that we did not fully comply with all recordkeeping obligations of federal and state employment eligibility or immigration compliance laws. These factors could materially adversely affect our business, financial condition or results of operations.

The impact of current laws and regulations, the effect of future changes in laws or regulations that impose additional requirements and the consequences of litigation relating to current or future laws and regulations, or our inability to respond effectively to significant regulatory or public policy issues, could increase our compliance and other costs of doing business and therefore have an adverse effect on our results of operations. Failure to comply with the laws and regulatory requirements of federal, state, local and foreign authorities could result in, among other things, revocation of required licenses, administrative enforcement actions, fines and civil and criminal liability. In addition, certain laws, including the ADA, could require us to expend significant funds to make modifications to our restaurants if we fail to comply with applicable standards. Compliance with all of these laws and regulations can be costly and can increase our exposure to litigation or governmental investigations or proceedings.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

We believe we have built our reputation on the high quality and bold, distinctive flavors of our food, value and service, and we must protect and grow the value of our brand to continue to be successful in the future. Any incident that erodes consumer affinity for our brand could significantly reduce its value and damage our business. For example, our brand value could suffer and our business could be adversely affected if customers perceive a reduction in the quality of our food, value or service or otherwise believe we have failed to deliver a consistently positive experience. We may also be adversely affected by customers' experiences with third-party delivery from our restaurants.

We may be adversely affected by news reports or other negative publicity, regardless of their accuracy, regarding food quality issues, public health concerns, illness, safety, injury, security breaches of confidential guest or employee information, employee related claims relating to alleged employment discrimination, wage and hour violation, labor standards or health care and benefit issues, or government or industry findings concerning our restaurants, restaurants operated by other food service providers, or others across the food industry supply chain. The risks associated with such negative publicity cannot be eliminated or completely mitigated and may materially affect our business.

The availability of information on social media platforms is virtually immediate, as is its impact. Many social media platforms immediately publish the content their subscribers and participants can post, often without filters or checks on accuracy of the content posted. The opportunity for dissemination of information, including inaccurate information, is seemingly limitless and readily available. Information concerning us may be posted on such platforms at any time. Information posted may be adverse to our interests and may be inaccurate, each of which may harm our performance, prospects, brand, or business. The harm may be immediate without affording us an opportunity for redress or correction. Negative publicity or incorrect information may materially adversely affect our reputation.

Food safety, food-borne illness and other health concerns may have a material adverse effect on our business.

Food safety is a top priority, and we dedicate substantial resources to ensure that our customers enjoy safe, quality food products. However, food-borne illnesses, such as salmonella, E. coli infection, or hepatitis A, and food safety issues have occurred in the food industry in the past, and could occur in the future. Any report or publicity linking our restaurants to instances of food-borne illness or other food safety issues, including food tampering or contamination, could adversely affect our brand and reputation as well as our revenue and profits. Even instances of food-borne illness or food safety issues occurring solely at our competitors' restaurants could result in negative publicity about the food service industry or QSR and Fast Casual restaurants generally and adversely impact our restaurants.

In addition, our reliance on third-party food suppliers and distributors increases the risk that food-borne illness incidents could be caused by factors outside of our control and that multiple restaurants would be affected rather than a single restaurant. We cannot ensure that all food items are properly maintained during transport throughout the supply chain and or that our employees will identify all products that may be spoiled and should not be used in our restaurants. Our industry has also long been subject to the threat of food tampering by suppliers, employees and others, such as the addition of foreign objects in the food that we sell. Reports, whether or not true, of injuries caused by food tampering have in the past severely injured the reputations and brands of restaurant chains in the QSR category and could affect us in the future as well. If our customers become ill from food-borne illnesses or injured from food tampering, we could also be forced to temporarily close some restaurants. Moreover, any instances of food contamination, whether or not at our restaurants, could subject our restaurants or our suppliers to a food recall pursuant to the Food and Drug Administration Food Safety Modernization Act.

Furthermore, the United States and other countries have also experienced, and may experience in the future, outbreaks of viruses, such as COVID-19, H1N1, avian influenza, various other forms of influenza, enterovirus, SARS and Ebola. To the extent that a virus is transmitted by human-to-human contact, our employees or customers could become infected or could choose, or be advised, to avoid gathering in public places and avoid eating in restaurant establishments such as our restaurants, which could adversely affect our business.

We are vulnerable to changes in consumer preferences and regulation of consumer eating habits that could harm our business, financial condition, results of operations and cash flow.

Consumer preferences and eating habits often change rapidly and without warning, moving from one trend to another among many product or retail concepts. We depend on some of these trends, including the trend regarding away-from-home or take-out dining. Consumer preferences towards away-from-home and take-out dining or certain food products might shift as a result of, among other things, new information, attitudes regarding diet and health concerns or dietary trends related to cholesterol, carbohydrate, fat and salt content of certain food items, including our plate lunches, in favor of foods that are perceived as healthier. Our menu is currently comprised primarily of chicken and pork entrees, and a change in consumer preferences away from these offerings would have a material adverse effect on our business. Negative publicity over the health aspects of, or animal welfare or other social or environmental concerns related to, the food items we sell may adversely affect demand for our menu items and could have a material adverse effect on traffic, sales and results of operations. Our continued success will depend in part on our ability to anticipate, identify and respond to changing consumer preferences.

Regulations may continue to change as a result of new information and attitudes regarding diet and health. These changes may include regulations that impact the ingredients and nutritional content of our menu items. The federal government and a number of states, counties and cities, have enacted menu labeling laws requiring multi-unit restaurant operators to make certain nutritional information available to customers and/or legislation prohibiting the sales of certain types of ingredients in restaurants If our customers perceive our menu items to contain unhealthy caloric, sugar, sodium, or fat content, our results of operations could be adversely affected. The success of our restaurant operations depends, in part, upon our ability to effectively respond to changes in consumer preferences and eating habits, negative publicity and consumer health and disclosure regulations and to adapt our menu offerings to fit the dietary needs, preferences and eating habits of our customers without sacrificing flavor. To the extent we are unable to respond with appropriate changes to our menu offerings, it could materially affect customer traffic and our results of operations. Furthermore, a change in our menu could result in a decrease in existing customer traffic.

Risks Related to the Offering

The Shares are a speculative investment.

If you purchase Shares in the Offering, you may not realize your investment objectives or realize a return on your investment. You may lose your entire investment in us, and you should not invest if you cannot bear this risk.

There is no public market for the Shares.

Your ability to resell or transfer the Shares is limited. As a condition of the Offering, we are requiring Investors to purchase the Shares for investment only and not with a view toward resale or distribution. No public market for the Shares exists or is likely to develop, and we do not currently intend to list any of our Shares. Your ability to resell your Shares will be restricted by federal and state securities laws. Additionally, the Shares will be subject to the provisions of the Stockholders' Agreement, and may only be transferred pursuant to the provisions thereof, the provisions of Regulation Crowdfunding and as outlined herein. As a result, you must be prepared to bear the economic risk of holding such shares for an indefinite period of time and without any assurance that the Shares will generate any investment return.

The Shares will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Shares may be tradable under federal securities law after such time, state securities regulations may apply, and each Investor should consult with their attorney. Additionally, Investors will only have a beneficial interest in the Shares, not legal ownership, which may make their resale more difficult.

You should be aware of the long-term nature of this investment. There is not now and may never be a public market for the Shares. Because the Shares have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Shares have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation Crowdfunding. Even after the one-year holding period required by Rule 501 of

Regulation Crowdfunding, the Shares may not be transferred by any Investor unless such Shares are transferred without the consent of the Company unless such transfer is to a party that has established an Investor Account with the Nominee. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Shares may also adversely affect the price that you might be able to obtain for the Shares in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Shares for their own account, for investment purposes and not with a view to resale or distribution thereof. Additionally, Investors will only have a beneficial interest in the Shares, not legal ownership, which may make their resale more difficult as it will require coordination with StartEngine Primary LLC, who will serve as the holder of Record of the Shares (the "***Nominee***").

Investors will not have voting rights.

Investors will not have the right to vote upon matters of the Company. Investors will be required to grant an irrevocable proxy (the "***Proxy***") to the Nominee. Pursuant to the terms of the Proxy, the Nominee shall vote the Shares consistently with (i) the voting provisions of the Stockholders' Agreement, or if the Stockholders' Agreement has been terminated, (ii) the majority of the votes cast on any matter voted on by the stockholders of the Company at any meeting thereof. In circumstances where a statutory right to vote is provided by state law, the Nominee, as holder of record of the Shares, will vote the Shares. Thus, Investors will not be able to participate in the election of directors of the Company or any other matter that may be brought to the vote of the stockholders of the Company.

The offering price of the Shares has been determined by our management and may not be indicative of the actual value of the Shares.

The offering price per Share has been determined by our management and may not be indicative of the actual value of the Shares. The offering price should not be considered as an indication of our actual value or the value of the Shares.

The issuance of additional securities in connection with any future offering may dilute your investment in us.

Our Certificate of Incorporation authorizes us to issue up to 50 million shares of Common Stock and ten million shares of preferred stock (including five million shares of Series A Preferred Stock and 1,500,000 shares of Series B Preferred Stock) with such rights and preferences as may be determined by the Board. Subject to compliance with applicable rules and regulations, we may issue all of these shares that are not already outstanding without any action or approval by our stockholders. We may also increase the number of authorized shares with the approval of our stockholders pursuant to a stockholder vote. In addition to making offerings of Company securities in the future, we anticipate awarding stock appreciation rights, options or restricted stock grants to our current and future employees, independent contractors and non-management directors. Additionally, we may be required to issue shares of Common Stock to the Holder upon conversion of the October 2021 Convertible Note, to the holders of Series A Preferred Stock upon the conversion of shares of Series A Preferred Stock or to the holders of Series B Preferred Stock upon the conversion of shares of Series B Preferred Stock. The conversion price of the shares issuable upon conversion of the Series B Preferred Stock is $3.13 per share, a lower price per share than the Shares we are offering in this Offering. Additionally, any future issuance of our securities could dilute the percentage ownership held by Investors who purchase Shares in this Offering. Additionally, we may in the future issue additional shares to other investors at a lower price per share than the Shares we are offering in this Offering.

We have recently sold our Common Stock and securities convertible into our Common Stock at prices below the purchase price of the Shares in the Offering.

In November 2022, we sold an aggregate of 1,407,654 shares of our Common Stock to certain of our existing investors at an average price of $3.61 per share. In January and February 2023, we sold an aggregate of 129,515 shares of our Common Stock for an average price of $3.93 per share. In addition, in March 2023, we sold an aggregate of 1,286,797 shares of our Common Stock at an average price of $2.13 per share and, in connection with the Asset Sale and Refranchising (as defined below), we sold 767,056 shares of our Series B Preferred Stock, convertible into 767,056 shares of our Common Stock, at an offering price of $3.13 per share of Series B Preferred Stock. In May 2023, we issued an aggregate of 650,761 shares of our Common Stock at a price of $4.61 per share in connection with the full or partial extinguishment of certain promissory notes. Each of these issuances was at a lower price per share than the Shares we are offering in this Offering.

Because the holders of these shares have paid (or would pay upon conversion) a lower price per share of Common Stock than Investors in this Offering, they may be more willing to sell their shares at a lower price than the purchase price of this Offering, which could impact the value our Common Stock, to the detriment of Investors in this Offering.

We may modify the use of proceeds from the description of the Estimated Use of Proceeds contained in this Form C.

While the Board has set forth its plan regarding the estimated use of proceeds from the Offering, the Board reserves the right to modify the estimated use of proceeds based on changing market conditions and opportunities, and our development and future performance. The estimated use of proceeds set forth in this Form C, or as subsequently modified, as applicable, may not be beneficial to us.

Provisions of our Certificate of Incorporation and Bylaws and Delaware law might discourage, delay or prevent a change of control of our Company or changes in our management and, as a result, depress the valuation of our Company.

Our Certificate of Incorporation and Bylaws contain provisions that could discourage, delay or prevent a change in control of the Company or changes in our management that our stockholders may deem advantageous. These provisions:

- require that a special meeting may only be called by the majority of the Board, the president, the chief executive officer or, prior to the Trigger Date (as defined below), by the secretary at the request of the holders of 50% or more of the outstanding shares of Common Stock, and prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting;

- require the approval of the holders of at least 50% of the outstanding shares of our Series A Preferred Stock in order to effect certain actions;

- establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the Board or a committee of the Board;

- require that vacancies and newly created directorships may be filled only by a vote of a majority of the directors then in office, even though less than a quorum, and not by the stockholders;

- prohibit cumulative voting in the election of directors;

- allow the Board to make, alter, or repeal our Bylaws by the affirmative vote of a majority of the directors;

- require that changes or amendments to certain provisions of our Certificate of Incorporation or Bylaws prior to the effective date of any registration statement for the sale of shares of our stock must be approved by holders of at least two-thirds of our Common Stock;

- authorize the issuance of undesignated preferred stock, which will make it possible for our Board to issue preferred stock with super majority voting, special approval, dividend or other rights or preferences on a discriminatory basis that could impede the success of any attempt to acquire us or otherwise effect a change in control of our Company;

- authorize up to 50 million shares of Common Stock, which, to the extent unissued, could be issued without stockholder approval by the Board; and

- prohibit us from engaging in certain "business combinations" with any "interested stockholder" for a three-year period following the time that the person became an interested stockholder, subject to certain exceptions.

Certain of these provisions, including those relating to restrictions on calling special meetings and the supermajority vote required to change certain Certificate of Incorporation and Bylaws provisions, only take effect upon the date that the Stockholders' Agreement Parties and their affiliates, related entities and transferees cease collectively to beneficially own (directly or indirectly) more than fifty percent (50%) of the outstanding shares of Common Stock (the "***Trigger Date***").

Additionally, pursuant to the Stockholders' Agreement, all parties subject to the Stockholders' Agreement (including any Investors who purchase Shares in the Offering) must vote their shares in accordance with the vote of the Voting Stockholders, and must vote to elect to the Board (i) Cameron McNie, (ii) Tyler McNie, (iii) Joel Worcester (or, in each of (i)-(iii), such other individual as is designated by the respective individual listed in the foregoing (i)-(iii)) and (iv) the highest-ranking executive officer of the Company not otherwise elected to the Board (currently Scott Ford). As long as parties to the Stockholders' Agreement own more than fifty percent (50%) of the outstanding shares of the Company, a majority of the Voting Stockholders may take action to alter the size and composition of the Board from time to time.

These anti-takeover defenses could discourage, delay or prevent a transaction involving a change in control of our Company and may prevent our stockholders from receiving the benefit from any premium to the price of our Common Stock offered by a bidder in a takeover context. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the valuation of our Company if the provisions are viewed as discouraging takeover attempts in the future. These provisions could also discourage contests for control and make it more difficult for you and other stockholders to elect directors of your choosing and cause us to take corporate actions other than those you desire.

Our Certificate of Incorporation includes an exclusive forum for adjudication of disputes provision which limits the forum to the Delaware Court of Chancery for certain actions against us.

The Certificate of Incorporation states that, unless we consent in writing to the selection of an alternate forum, the Court of Chancery in the State of Delaware (or if no Court of Chancery in the State of Delaware has jurisdiction, the Federal District Court for the District of Delaware) shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (iii) any action asserting a claim against us arising pursuant to any provision of the DGCL or the Certificate of Incorporation or Bylaws, or (iv) any action asserting a claim against us or any of our directors, officers or other employees governed by the internal affairs doctrine. The forum selection provision in our Certificate of Incorporation does not apply to suits arising under the Securities Act or the Securities Exchange Act of 1934, as amended (the "***Exchange Act***").

Although the Certificate of Incorporation contains the choice of forum provision described above, it is possible that a court could rule that such a provision is inapplicable for a particular claim or action or that such provision is unenforceable. In addition, this provision may increase a stockholder's costs to bring a claim or limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, employees or stockholders, which may discourage such lawsuits against us or our directors, officers, employees or stockholders. Alternatively, if a court were to find this provision in the Certificate of Incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business and financial condition.

This Offering has not been registered under applicable federal and state securities laws.

The Shares are being offered, and will be sold in reliance upon, an exemption from registration for crowdfunding offerings under Section 4(a)(6) of the Securities Act and Rule 100 of Regulation Crowdfunding promulgated thereunder. If we fail to comply with the requirements of the exemptions, Investors may have the right to rescind their purchase of the Shares. This might also occur under the applicable state securities or "Blue Sky" laws and regulations in states where the Shares will be offered without registration or qualification pursuant to an exemption. If a number of Investors were successful in seeking rescission, we would face severe financial demands that would adversely affect us as a whole and, thus, the investment in the Shares by the remaining Investors.

There has been no independent "due diligence" review of our affairs or financial condition other than the audit of our annual financial statements for Fiscal Year 2022 and Fiscal Year 2021.

The statements contained in this Form C are solely those of our management. Other than the audit of our annual financial statements for Fiscal Year 2022 and Fiscal Year 2021, there has been no independent "due diligence" review of our affairs or financial condition as reflected in this Form C, nor has any independent party verified the statements contained in this Form C.

We may never pay dividends on the Shares.

We do not intend to pay cash dividends on our Common Stock for the foreseeable future, and currently intend to retain any future earnings to fund the development and growth of our business. Additionally, we may not have sufficient cash to pay dividends accruing on any series of our capital stock. The payment of cash dividends, if any, on the Shares will rest solely within the discretion of the Board (subject to the approval of the holders of a majority of the outstanding shares of Series A Preferred Stock and Series B Preferred Stock) and will depend, among other things, upon our earnings, capital requirements, financial condition, and other relevant factors. We currently intend to use any revenues, as well as proceeds from any financings, to assist us in obtaining our business objectives, and not for the payment of any dividends upon the Shares.

You should consult your own tax and legal advisors concerning income tax risks.

We urge each prospective Investor to consult with his, her or its own representatives, including his, her or its own tax and legal advisors, with respect to the federal (as well as state and local) income tax consequences of this investment before purchasing any Shares. Prospective Investors should not construe the information set forth in this Form C as providing any tax advice, and this Form C is not intended to be a complete or definitive summary of the tax consequences of an investment in the Shares.

We are required to indemnify directors and officers against certain claims, liabilities, damages, losses, costs and expenses.

Our Bylaws provide that our directors and officers and, in the sole judgment of the Board, the affiliates of our directors and officers, and their respective partners, members, officers, directors, managers, employees, agents and stockholders, shall be held harmless and indemnified by us from and against any and all claims, liabilities, damages, losses, costs and expenses that are incurred by such persons that arise out of or in connection with our affairs or in connection with our business. A successful claim for indemnification could have a material adverse effect on our financial position.

In the event of our liquidation and dissolution, assets will first be distributed to our creditors, and you may not recover all or any portion of your investment from the distribution of the remaining assets.

In the event of our liquidation and dissolution, the proceeds realized from the liquidation of our assets will be distributed to holders of our Common Stock only after (i) the satisfaction of the claims of our creditors, including our lenders, management, employees, advisors and holders of the notes issued by us, and (ii) the payment of liquidation preferences to the holders of our Series A Preferred Stock and Series B Preferred Stock. Your ability to recover all or any portion of your investment under such circumstances will, accordingly, depend on the amount of net proceeds realized from such liquidation and the amount of claims to be satisfied therefrom. As a result, we may not distribute any assets to our stockholders upon liquidation.

We have the right to extend the Offering Deadline.

We may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while we attempt to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event we extend the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or we receive the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Shares will be issued and distributed to you.

We may end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, we can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering, and it also means we may limit the amount of capital we can raise during the Offering by ending the Offering early.

We have the right to conduct "rolling closings" during the Offering, which may mean that earlier Investors may not have the benefit of information that later Investors have.

Once we meet our target amount for the Offering, we may request that the intermediary instruct the escrow agent for the Offering to disburse offering funds to us. At that point, Investors whose subscription agreements have been accepted will become stockholders. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to this Form C with the SEC, and Investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be stockholders and will have no such right.

The amount raised in the Offering may include investments from Company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in the Offering. Any such investments will be included in the raised amount reflected on the campaign page.

THE FOREGOING RISK FACTORS DO NOT PURPORT TO BE A COMPLETE EXPLANATION OF THE RISKS ASSOCIATED WITH AN INVESTMENT IN THE COMPANY. INVESTORS SHOULD READ THIS FORM C AND ITS APPENDICES IN THEIR ENTIRETY BEFORE MAKING ANY INVESTMENT DECISIONS. INVESTORS ARE ALSO URGED TO CONSULT WITH THEIR OWN LEGAL AND TAX ADVISORS BEFORE MAKING ANY INVESTMENT DECISIONS. IN ADDITION, AS THE COMPANY DEVELOPS AND CHANGES OVER TIME, AN INVESTMENT IN THE COMPANY MAY BE SUBJECT TO ADDITIONAL AND DIFFERENT RISK FACTORS.

BUSINESS OF THE COMPANY

Overview

Hawaiian Bros Inc. is a growing restaurant brand born in the geographic heart of the country, with a plate lunch concept from Hawaii that our management ("***Management***") believes has coast-to-coast appeal.

We opened our first restaurant in 2018, and have earned positive consumer reviews and driven growth due to (among other things) a unique Hawaiian-inspired offering, a modern look and feel, a boldly simple menu, distinctive food flavors and broad consumer appeal.



Our Industry

The food industry is one of the largest consumer markets in the United States. According to the National Restaurant Association, restaurant industry sales totaled $937 billion in 2022, an increase from $824 billion in 2021.[8] The restaurant industry is large and diverse, and is typically divided into five categories: QSR, Fast Casual, family dining, casual dining and fine dining. QSR and Fast Casual restaurants are referred to as "limited service" restaurants.

According to the *Technomic Top 500 Chain Restaurant Report* (April 2023), sales among the top 500 restaurant companies in the U.S. (the "***Top 500***") totaled $393 billion in 2022, an increase of 8.2% compared with 2021.[9] Restaurant drive-thru and delivery orders increased 9% and 88%, respectively, between January 2020 and January 2023, according to market research firm NPD Group, and two-thirds of surveyed consumers have reported that they are more likely to order food for takeout and delivery than they were in 2019.[10] Total restaurant and foodservice sales are expected to increase to $997 billion in 2023, according to a forecast released by the National Restaurant Association in January 2023.[11]

Market Opportunity

Hawaiian Bros is positioned between the QSR and Fast Casual categories, with the speed of service and drive-thru efficiency of a QSR coupled with the fresh, high-quality ingredients and higher average check typical of a

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[8] National Restaurant Association, "*2023 State of the Restaurant Industry Report*," January 2023.
[9] Technomic, "*Top 500 Chain Restaurant Report*," April 2023.
[10] National Restaurant Association, "*2023 State of the Restaurant Industry Report*," January 2023.
[11] National Restaurant Association, "*2023 State of the Restaurant Industry Report*," January 2023.

Fast Casual restaurant. Our dine-in, drive-thru, takeout and delivery meals center on a streamlined menu of freshly cooked meat, rice, steamed vegetables and macaroni salad in the tradition of the Hawaiian plate lunch. Our restaurants have no freezers, fryers or microwaves.

According to the Technomic Top 500 Chain Restaurant Report, sales for the limited service chains included in the Top 500 category totaled $309 billion in 2022, an increase of 7.8% over 2022. The QSR and Fast Casual categories include national chains focused on traditional offerings like burgers, chicken, sandwiches, pizza, and what is now mainstream global fare: Mexican, Asian and Italian.

The Hawaiian plate lunch is not in any of the existing categories. We believe we can take share by creating an exciting, unique brand that doesn't compete head-to-head with existing national chains. The lack of large-scale direct competition with our Hawaiian-inspired food offers an opportunity to enter the market before the competition reacts.



TOP 10 LIMITED-SERVICE ASIAN/NOODLE CHAINS

Chain Name	2022 U.S. Sales ($M)	Change	2022 U.S. Units	Change
Panda Express	$5,348.0	16.8%	2,374	2.5%
Noodles & Company	$613.3	8.3%	461	2.9%
Sarku Japan	$219.5	-5.6%	175	-11.2%
Pei Wei	$215.6	3.0%	124	-1.6%
Ono Hawaiian BBQ	$204.0	9.6%	102	3.0%
L&L Hawaiian Barbecue	$199.5	15.2%	215	2.9%
WaBa Grill	$174.7	3.8%	191	1.1%
Teriyaki Madness	$110.5	19.2%	122	20.8%
Hawaiian Bros Island Grill	**$99.6**	**79.9%**	**37**	**42.3%**
Yoshinoya	$95.8	3.0%	102	-1.0%



Source: Technomic's 2023 Top 500 Chain Restaurant Report based on 2022 reported sales

Our Story

The Hawaiian Islands are a world apart. The history of the islands has created a unique way of life that melds together different ethnic backgrounds, cuisines and appreciation for the natural beauty of mountains and tropical beaches that make Hawaii a popular vacation destination.

Growing up in Eugene, Oregon, brothers Cameron and Tyler McNie (the "*Founders*," or the "*McNies*") fell in love with the island way of life and wanted to share their passion for the food and traditions of Hawaii with the mainland. With 15 years of experience working in their family's Hawaiian grill business on the West Coast, where Hawaiian food is very popular, the McNies had always wanted to put their own spin on the plate lunch. In 2018, the McNies did just that by creating their own concept: Hawaiian Bros Island Grill.



Cameron and Tyler McNie, co-founders

In 2017, Cameron and Tyler reconnected with childhood friends, Paul and Joel Worcester, who had relocated to Kansas City to start a real estate business.

While the Worcesters were happily settled in Kansas City, they found they missed the Hawaiian plate lunch that was so popular in their hometown.

They had a bold proposal for Cameron and Tyler: *"Move to Kansas City, and we'll give you the funding to start a Hawaiian plate lunch restaurant business here."*

After a few trips to Kansas City to scout business locations, the four principals selected a location in Belton, Missouri. The Worcesters bought the building, and the McNies were in business. Inspired by two sets of brothers who were passionate about the Hawaiian plate lunch, the Hawaiian Bros brand was born. With the support and backing of their partners, the McNies worked to bring their dream to life. The first store opened in Belton, Missouri in February 2018, and we have been growing ever since.

Operations

At Hawaiian Bros, the goal is five-star service every day, every visit. To accomplish this goal, Management works to create volume capacity and establishes clear benchmarks for best-in-class operations.

Management has optimized operations on multiple fronts:

- A simplified menu results in faster orders and lower supply chain costs.
- Efficient cooking and prep processes increase speed of delivery.
- Redesigned drive-thru, online ordering and delivery processes decrease wait times and enhance the customer experience.
- A modular kitchen allows for streamlined execution.


Island
Comfort Food
At Hawaiian Bros, we treat everyone like family. That means our menu has generous portions of traditional Hawaiian fare.



Aerial view of our Lee's Summit, MO location on opening day. The line of cars in the drive-thru wrapped around the building and out onto the highway.

While the motivation to improve is to enable growth, it is equally important to our culture and vision to treat customers like Ohana…family. We welcome customers from all walks of life, and part of sharing a friendly, casual meal with Ohana means being intentional about creating a differentiating environment of ease, kindness and appreciation for customers and employees.

Real Estate Development, Site Selection and New Restaurant Openings

In order to grow quickly and establish first-to-market leadership in key markets, we have focused on selecting ideal sites for both our new Corporate restaurants and our Franchised restaurants. We have developed a sophisticated real estate development process based on leading industry practices used by larger national chains.

The real estate development process involves five key phases: strategic planning, development planning, market planning, effective site selection and new restaurant openings. We have a clearly defined Company strategy and a long-term development plan, including new unit growth targets by market, including both Corporate and Franchised growth. The plan for each target market is then developed, including the selection of experienced broker partners and a prioritized set of trade areas where new Corporate and Franchised restaurants will be placed.

We have developed a set of systems to support each phase of the site selection process. These systems include industry-leading tools to review markets and trade areas that provide information about population, traffic, demographics, income and competitor data. The team also uses leading-edge mobile geolocation data to evaluate actual traffic patterns and forecast sales, further validating selected sites. Following extensive due diligence and lease negotiations, the team uses a proven new restaurant opening plan managed by an experienced project management and construction management team to successfully and timely open new restaurants. For Franchised locations, we

collaborate closely with our franchisees throughout the lease negotiation and construction process to ensure a successful new restaurant opening.

Using this approach, we have established a strong pipeline of premier sites with high visibility, traffic and population density and easy access. In 2021, we opened 17 new locations, including one Digital Kitchen (as defined below). In 2022, we opened a further 12 locations and closed one Digital Kitchen, which was replaced by a traditional brick-and-mortar ("*Traditional*") location in close proximity. We are currently working on market planning for additional target markets, including selecting broker partners and evaluating the potential of each market.

Typical costs to develop a Traditional location, including pre-opening costs, range from approximately $1.67 million to $3.87 million, excluding the land value and including tenant allowances, if any.





Our Shawnee, KS location, which opened in March 2021

Digital Kitchens

One of the COVID-19 Pandemic's biggest impacts was the rise of virtual restaurants created for delivery or carry-out only without any brick-and-mortar presence ("*Digital Kitchens*"). Many of the largest full-service operators have embraced this model, creating wings, burger or barbecue brands that are executed out of existing restaurant kitchens or commissary-style Digital Kitchens. We opened our first Digital Kitchens in May 2020, as part of a multi-year plan to evaluate the viability of the various types of Digital Kitchens currently available. Each location features different customer ordering and delivery methods in a variety of defined trade areas. Digital Kitchen sales are generally lower than those of Traditional locations. However, they require a significantly lower capital investment (typically ranging from $100,000 to $900,000) and offer short-term leases, with renewable terms typically ranging from 12 to 24 months. We currently have five Digital Kitchens, and we intend to open additional Digital Kitchens in the future to complement our Traditional locations.

Franchising

We are in the process of developing our franchising program. In March 2022, we hired Carey Malloy, our Chief Development Officer, to realize the benefits of franchising certain of our restaurants pursuant to agreements with third-party franchisees.

On March 9, 2023, we entered into our first franchising relationship with Stine Ventures. Pursuant to an asset purchase agreement by and among the Company, its subsidiaries that operated the restaurants involved in the transaction, and Stine Ventures, and certain franchise agreements between Hawaiian Bros Franchising, LLC, a Missouri limited liability company, and Stine Ventures, we sold and refranchised our 11 Dallas-Fort Worth area locations (the "***Refranchised Locations***") to Stine Ventures and granted it the option to purchase one additional location on or before a specified date (collectively, the "***Asset Sale and Refranchising***").

In connection with the Asset Sale and Refranchising, we also entered into certain development agreements with Stine Ventures (collectively, the "***Stine Development Agreements***"), pursuant to which it agreed to develop an aggregate of 75 Traditional Hawaiian Bros locations in Arizona and North Texas over the next nine years (assuming Stine's continued renewal of the Stine Development Agreements following the initial development period) in exchange for certain exclusive rights in these territories during the term of the applicable Stine Development Agreement. Stine Ventures will pay royalty fees with respect to the Refranchised Locations and any locations opened pursuant to the Stine Development Agreements. Following the Asset Sale and Refranchising, we have 27 Corporate locations and 11 Franchised locations. We have since signed development agreements with three additional franchisees to develop an aggregate of 23 additional Franchised locations over a three to five year period.

We are actively recruiting additional franchisees, and we anticipate Franchised locations will play a significant role in our growth moving forward in addition to our continued development of Corporate locations. We believe franchising will allow us to enter more markets quickly while conserving cash. The opening of additional Franchised restaurants will depend not only on the availability of prospective franchisees who meet our criteria but also on the availability and timing of real estate development.

Under our standard development agreement, franchisees are required to pay an initial franchise fee of $50,000, as well as an additional nonrefundable franchise fee deposits equal to $25,000 per restaurant to be developed by the franchisee under such franchisee's development agreement. Franchisees must also pay royalties equal to 6% of gross sales, subject to minimal discounts for certain early adopters, and contribute an amount equal to 3% of gross sales to the Company's advertising and development fund. Our development agreement has a term of 15 years, renewable by the franchisee for additional 15-year terms.

Facilities; Expansion to New Markets

We do not own any real property. As of the date of this Form C, we have 38 locations in seven states, consisting of 22 Company-operated Traditional locations, five Company-operated Digital Kitchens and 11 Franchise-operated Traditional locations. The following table sets forth the number of Company-operated and Franchise-operated locations by geographic location as of the date of this Form C:

State	Company-Operated Traditional Locations	Company-Operated Digital Kitchens	Franchise-Operated Traditional Locations	Franchise-Operated Digital Kitchens	Total Locations
Arkansas	1	0	0	0	1
Illinois	2	2	0	0	4
Kansas	5	1	0	0	6
Missouri	8	0	0	0	8
New York	0	1	0	0	1
Oklahoma	1	0	0	0	1

Texas	5	1	11	0	17
TOTAL	**22**	**5**	**11**	**0**	**38**

For the remainder of 2023, we intend to open three to four new Company-operated Traditional locations, three to four franchise-operated Traditional locations and three to four non-traditional franchise-operated locations. Markets targeted for the remainder of 2023 include Arizona, Iowa, Kansas and Oklahoma. By the end of 2023, we expect to have between 47 and 50 system-wide locations in nine states.

Initial lease terms for our Traditional locations are generally 15 years, with the majority of the leases providing for an option to renew for at least two five-year terms. Initial lease terms for our Digital Kitchen locations are generally one year, with the majority of the leases providing for an option to renew for additional one-year terms. All of our leases require only fixed annual rent, with specified periodic increases. Generally, the leases are net leases that require us to pay our share of the costs of real estate taxes, utilities, building operating expenses, insurance and other charges in addition to rent.



A look inside our Shawnee, KS location.

Hawaiian Bros has designed a prototype capable of handling high sales volumes, with recognizable curb appeal and an appealing brand aesthetic.

People Development

In order to grow, we have adopted procedures that enable managers to hire, train and staff restaurants efficiently. We have implemented an online recruiting and interviewing process that allows us to screen candidates and make better hiring decisions compared to traditional in-store interviews that are time consuming and can be awkward for candidates. The Hawaiian Bros culture is people first. In a word, Ohana. This culture derives from the core beliefs and family values of the Founders. Treating people well is the right thing to do, with a fun, Hawaiian flair. Ohana is the culture we are seeking to create in every store. Ohana is not just a word. We strive to base everything we do on the core value of Ohana. Because the restaurant industry is a high turnover business that relies on many hourly workers, we put a lot of thought into how to engage, retain and reward team members. What that means for employees is competitive pay and benefits, which include paying 100% of health insurance premiums for our salaried managers and their family members, as well as a manager bonus plan that emphasizes the customer experience over traditional sales and profit metrics. Management views this approach as putting family first, which we believe enhances retention.

Staffing

We work to ensure that a strong team of territory and general managers is in place prior to opening a new restaurant, and we have a well-defined process to hire for new restaurants as those restaurants are opened. Our hiring process ensures each restaurant has the right number of people to do the job on day one of each opening and beyond.

By planning and monitoring restaurant-level staffing, we can optimize labor allocation throughout the day based on analytics that predict volume. The staff planning and monitoring results in better customer service at peak times and reduces staffing during slower periods where fewer resources are needed.

Information Technology

Great food and service are best paired with great technology. We embrace technology and have implemented an integrated and scalable set of restaurant systems, corporate systems and guest applications as a foundation for growth.

We use technology to connect with guests, and we have established a strong following on social media and through our customer-facing website and app. Information technology ("*IT*") systems in the restaurants allow us to maintain efficient guest service and monitor performance in real time. Our IT systems include point-of-sale, digital menu boards, drive-thru, kitchen displays, inventory and labor. These systems, combined with restaurant mobile applications, support key functions including operations checklists and food safety. With these tools, managers can monitor sales and ticket times online, and make adjustments based on volume to ensure great service.

At the corporate level, additional systems are used for core accounting, human resources, payroll, CRM and reporting functions. We have also made significant investments in technology-based hiring, training and retention tools. These corporate systems include online recruitment, hiring and talent management platforms, as well as an extensive eLearning program with interactive content that facilitates a quick training process.

Our customer-facing screens (website and mobile app) have been designed to be engaging, interactive and rewarding. Our IT powers online ordering, social media interactions and customer review sites. The Hawaiian Bros mobile application is simple and sleek, reflecting the brand and making it easy for guests to order food, apparel and gift cards online. Guests can also earn points and redeem rewards through the One Ohana loyalty program. We have integrated with leading delivery service providers, like DoorDash®, Grubhub®, Postmates® and Uber Eats®, making it easy for guests to choose dine-in, carry out or delivery.

We have an experienced IT leadership and project management team responsible for developing, managing and expanding technology capabilities as the organization grows. Our systems and data are managed on a scalable infrastructure, and an IT roadmap is driving future Company initiatives.



Our ordering kiosks, which replace the traditional order counter

to reduce food cost, one of the two largest expense items for restaurants (along with labor cost), while ensuring quality, food safety and continuity of supply.

To accomplish these goals, we made a strategic decision to outsource our supply chain management

Supply Chain

We have emphasized the development of an effective supply chain since inception, with key objectives



The Hawaiian Bros website allows customers to place carry-out or delivery orders directly from their phone or computer.

program to a trusted partner with deep restaurant industry experience, Startchain LLC, to reduce food, beverage and packaging costs and the cost of developing new restaurants. We have established favorable price agreements with Sysco Corporation (our primary food distributor) and PepsiCo, Inc., which include discounts typically reserved for much larger customers. We have negotiated supplier price agreements with trusted suppliers to produce proprietary products, including chicken, macaroni salad, teriyaki sauce and barbecue sauce.

To reduce the cost of new restaurant openings, we have:

- Established agreements with architecture and engineering partners that reduce the cost of architectural plans;
- Implemented a general contractor bid process to ensure competitive construction costs;
- Established agreements with suppliers of key construction materials and furniture, fixtures and equipment to reduce both cost and lead times;
- Generated a request for proposal ("**RFP**") to equipment distributors, which resulted in a 20% reduction in the cost of standard kitchen equipment packages.

Our supply chain team is also working with architecture and engineering partners to value engineer buildings and is seeking to enter into additional supplier agreements for key construction materials, trims, furniture and fixtures. These programs aim to reduce capital spend per new restaurant opening which, in addition to food cost savings, can be used to fund future growth. The supply chain program is designed to grow as we grow. A phased approach has been established to negotiate supplier and distributor programs across all product and service categories, which will eventually lead to further agreements with local restaurant suppliers for items such as linens, cleaning and utilities. As we achieve larger scale, a logistics program will be implemented to optimize freight between key suppliers and distributors in each market. Once each category has been brought into the supply chain program, we will then manage periodic RFPs to decrease costs and increase supplier performance.

Marketing

An effective marketing program begins with a clearly articulated strategy to drive business results. That strategy, for us, is to drive awareness and stimulate trial. We have engaged multiple agency partners to help with the development and execution of our strategic marketing plan, which primarily includes use of social media and targeted digital marketing to connect with our guests. As part of their franchise agreements, our franchisees contribute 3% of gross sales to Hawaiian Bros' national advertising fund.

The Brand

The Aloha Spirit is central to the Hawaiian Bros brand, from hiring and onboarding, to benefits, pay and the guest service philosophy. *Aloha* is the word used to say both hello and goodbye in Hawaiian, but it means much more. It is a sign of affection, harmony with the world and regard for all beings. We aspire to reflect the Aloha Spirit in its brand identity and customer interactions.

"Aloha is more than a word of greeting or farewell or a salutation. Aloha means mutual regard and affection and extends warmth in caring with no obligation in return. Aloha is the essence of relationships in which each person is important to every other person. Aloha means to hear what is not said, to see what cannot be seen and to know the unknowabl–." - Maui elder and linguist, Pilahi Paki



Using a combination of customer insight and interviews with the Founders, we have determined the key elements of our brand:

- Brand Mission, Vision, Values
- Brand Positioning and Voice
- Visual Identity (logo, font, color palette)

HAWAIIAN BROS CORE VALUES

These are non-negotiables of how we conduct our business. These are the pillars that will support and sustain the unique culture that will make us successful.

OHANA
Nothing is more important than doing what is right for our families. Our number one priority is to make sure our employees are in the best possible position to provide for their loved ones and achieve a healthy work life balance.

THE ALOHA SPIRIT
Aloha is sincere, gracious and kind service. In this way, every team member is important to creating Aloha with each other and with guests. You are worthy of respect and care, with unique talents and gifts. Simply bring your best self to your work.

HONOR
We will be honorable and ethical in the way we treat everyone, whether that's our team members, our suppliers or our guests.

INCLUSION
We are a melting pot and a company where success comes to anyone who is open to it and anyone willing to work hard for it.

PERSONAL GROWTH
Every person who works with us, even for a short time, should come away from the experience better for it, professionally and personally.

GRATITUDE
Cultivate meaningful connections. Choose to see the good in people. Spend time in the natural world. Live in the present moment — appreciate, and be thankful for it.



Product and Pricing

<p align="center">In Hawaii, the humble plate lunch is comfort food you share with your *Ohana*, or family.</p>



HUMBLE BEGINNINGS TO GLOBAL APPEAL

THE HAWAIIAN PLATE LUNCH

The tradition of the plate lunch dates back to the 1880s when Hawaiian pineapple and sugar plantations grew to meet world-wide demand. Many workers migrated to Hawaii to tend the fields, bringing with them cuisines that fused traditional Asian flavors with new ones from the Hawaiian Islands – particularly pineapple.

By the 1950s, food trucks and roadside stands were serving the Hawaiian Plate Lunch, featuring sweet and savory proteins paired with rice. The meal continued to evolve with Western influences to include macaroni salad.

The plate lunch became a staple for native Hawaiians and visitors alike – and continues to grow in popularity on the mainland today.

With only seven key menu items (six plate lunches and the Pacific Island Salad), two sides and two dessert options, our laser-focused menu aims to keep food costs low and profitability high. The staple components of the Hawaiian plate lunch are dark meat chicken, pork, white rice and macaroni salad. Fewer food components result in lower supply costs compared to other restaurants with a more extensive menu.

Our locations open at 11:00 am and generally close between 11:00 pm and 1:00 am, and are open seven days a week. For Fiscal Year 2022, lunch sales (all sales between 11:00 am and 4:00 pm) represented approximately 42% of our sales, with dinner sales (all sales after 4:00 pm) representing the remaining 58%.

In terms of pricing, we evaluate each new market before entry, benchmark against competitors, and adjust prices periodically. Our "Classic" sized entrees are currently priced between $11 and $14 for non-delivery orders.

A FOCUSED MENU

The Hawaiian Bros menu adheres to a simple principle: do few things, but do them extremely well. They're committed to offering authentic Hawaiian fare – and only authentic Hawaiian fare, prepared with care and precision.

The McNie brothers learned the secrets to creating Hawaiian cuisine straight from the source and proceeded to perfect it over time. The result is an incredible blend of fresh, sweet and savory flavors that you'll be hard pressed to find outside of the islands.

Huli Huli Chicken • Molokai Chicken • Honolulu Chicken • Luau Pig • Seasoned Vegetables • Kilauea Chicken • Pacific Island Salad • Steamed Rice • Macaroni Salad • Fresh Pineapple • Spam Musubi • Dole Soft-Serve

The menu is focused on our unique food offerings and highlights the quality meals and simple desserts offered at Hawaiian Bros



In addition to the plate lunch, we offer a sweet ending to the plate lunch with the taste of fresh pineapple or a frozen cup of Dole Soft-Serve, a Hawaiian dessert not widely available on the mainland.

Loyalty Program

The One Ohana Loyalty Program, initiated in late 2020, already has nearly 300,000 members. Customers can download an app to earn rewards for their purchases, including entry into a monthly drawing for a free trip to Hawaii.



Gift Cards

We sell gift cards at our restaurants, online and in partnership with national retailers like Sam's Club and Costco. Our gift cards do not have expiration dates, and we do not deduct non-usage fees from outstanding gift card balances. Historically, the majority of gift cards are redeemed within one year.

Employees

As of May 30, 2023, we employed a total of 1,123 persons, including 336 full-time employees, reflecting the sale of the 11 Refranchised Locations to Stine and the transfer to Stine of the employees associated with the Refranchised Locations in March 2023.

Competition

We believe we compete primarily on the basis of the following:

- Food taste and quality
- Unique product offerings
- Compelling guest experience
- Speed of service

The following is a description of the competitive landscape for our business.

The restaurant industry is highly competitive and well defined, with categories that include QSR, Fast Casual, Casual Dining, Family Dining and Fine Dining based on service model and food quality. We are positioned between the QSR and Fast Casual categories, with some aspects of a QSR, such as speed of service, drive-thru and a streamlined menu; and other compelling qualities more characteristic of Fast Casual, such as fresh, higher-quality food, limited but friendly service and a higher average check.

Within those categories, brands are generally aligned on menu offerings. Existing restaurants in these categories primarily offer burgers, chicken, sandwiches, pizza or Mexican food. Nearly 70% of the sales for limited service (QSR and Fast Casual) chains in Technomic's 2023 Top 500 are represented by just four categories – burgers, chicken, sandwiches and pizza.

We believe we primarily compete with Fast Casual and QSR restaurants such as Chick-Fil-A, Chipotle and Panera. Many of our direct and indirect competitors are well-established national, regional or local chains. We also compete with many restaurant and retail establishments for site locations and restaurant-level employees.

Seasonality

Our business is subject to slight seasonal fluctuations that impact sales from period to period. Year-over-year and period-to-period results may also be impacted by the number and timing of new restaurant openings. Additionally, given our use of a fiscal calendar, there may be some fluctuations between periods due to holiday shifts in the calendar year.

Intellectual Property

Our ability to protect our intellectual property rights, including our website, logo and other branding elements and trade dress, will be an important factor in the continued growth and success of our business. We will continue to seek to protect our intellectual property rights through a combination of trademark, copyright and trade secret protection, and other intellectual property protections under applicable law. We have registered domain names, trademarks and service marks in the United States, and we have sought to protect and avoid disclosure of our intellectual property through appropriate agreements.

Government Regulation and Supervision

This section summarizes some relevant provisions of the principal statutes, regulations, and other laws that may apply to us. The descriptions, however, are not complete and are qualified in their entirety by the full text and judicial or administrative interpretations of those laws and other laws that may affect us.

We are subject to various federal regulations affecting the operation of our business. In addition, state, federal and foreign governments may adopt new laws and regulations applicable to our business. We are subject to the U.S. Fair Labor Standards Act, the U.S. Immigration Reform and Control Act of 1986, the Occupational Safety and Health Act, the FTC Franchise Rule and various other federal and state laws governing matters such as minimum wage requirements, overtime, fringe benefits, workplace safety and other working conditions, citizenship requirements and our franchising operations. We typically pay our team members above minimum wage. Past increases in the minimum

wage have increased our labor costs, as would future increases. Our distributors and suppliers also may be affected by higher minimum wage and benefit standards, which could result in higher costs for goods and services supplied to us.

We are subject to extensive and varied state and local government regulation affecting the operation of our business, including regulations relating to public and occupational health and safety, sanitation and fire prevention. Each restaurant is subject to licensing and regulation by a number of governmental authorities, including with respect to zoning, health, safety, sanitation, nutritional information disclosure, environmental, and building and fire safety, in the jurisdiction in which the restaurant is located.

Legal Proceedings

We are currently subject to claims relating to various mechanic's and materialman's liens, and lawsuits based upon the same, relating to delayed payments owned in connection with the development of four locations in Missouri, Illinois, and Iowa, in the aggregate amount of $591,821.68, which amount may include certain overlapping claims between general contractors and subcontractors. We have recently paid a material portion of such amounts in connection with such claims and are reviewing options to address these liens and lawsuits and mitigate potential costs. We do not anticipate additional liens will be filed in connection with any other locations currently under development at this time and anticipate resolving the remainder of these in the near future.

We have also had certain other mechanic's and materialman's liens, in the aggregate amount of approximately $117,000, pertaining to claims made by certain subcontractors involved in the development of one of our locations (collectively, the "***Mechanic's Liens***"), each of which stems from an April 22, 2022 cyber security incident in which a $190,530 payment by the Company to one of our general contractors was intercepted by a third party threat actor (the "***April 2022 Cyber Incident***"). We coordinated an investigation with the financial institutions and third party vendors involved in the April 2022 Cyber Incident, as well as outside security consultants, to attempt recovery of the funds and investigate the origin of the incident. Based on this investigation, it appears the issue likely originated through the compromise of the general contractor's email account. Under our lease obligations, we are responsible for addressing the Mechanic's Liens, and we are currently evaluating our options with respect to the Mechanic's Liens, including pursuing potential insurance coverage and seeking to negotiate settlements with the applicable parties, as well as potentially filing counterclaims against the affected parties. In connection with the above dispute and liens, one subcontractor has filed litigation relating to its lien, and we have received a demand from the general contractor for the total remaining amount on the project, including the $190,530 amount relating to the cyber security incident. We do not anticipate that the Mechanic's Liens will have a material impact on our operations.

There is also a lawsuit pending in the United States District Court for the Southern District of Texas relating to a claim by a former employee relating to employment discrimination. The case is in the early discovery stage. Hawaiian Bros intends to vigorously defend the claim. We are unable at this time to state with any meaningful certainty the amount or range of any potential loss or the likelihood of an unfavorable outcome.

Other than as described above, there are not presently any material legal proceedings to which we are a party or as to which any of our property is subject, and no such proceedings are known to us to be threatened or contemplated against us. From time to time, we may be subject to various legal proceedings and claims that arise in the ordinary course of our business activities. Regardless of the outcome, litigation can have a material adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors.

**MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS**

The following discussion and analysis should be read together with our consolidated financial statements and the related notes appearing elsewhere in this Form C. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events could differ materially from those discussed in our forward-looking statements as a result of many factors, including those set forth under "RISK FACTORS" and elsewhere in this Form C. This Management's Discussion and Analysis and the consolidated financial statements and comparative information have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Overview

Description of the Business

Hawaiian Bros Inc. (the "*Company*" or "*Hawaiian Bros*") is a growing restaurant brand born in the geographic heart of the country, with a plate lunch concept from Hawaii that we believe has coast-to-coast appeal. Hawaiian Bros is positioned between the quick service ("*QSR*") and fast casual ("*Fast Casual*") industry categories, with the speed of service and drive-thru efficiency of a QSR coupled with the fresh, high-quality ingredients and higher average check typical of a Fast Casual restaurant. Our dine-in, drive-thru, takeout and delivery meals center on a streamlined menu of freshly cooked meat, rice, steamed vegetables and macaroni salad in the tradition of the Hawaiian plate lunch. With only seven key menu items (six plate lunches and the Pacific Island Salad), two sides and two dessert options, our laser-focused menu keeps food costs low and restaurant-level margins high.

We opened our first restaurant in 2018, and have earned positive consumer reviews and grown rapidly due to (among other things) a unique Hawaiian-inspired offering, a modern look and feel, a boldly simple menu, distinctive food flavors and broad consumer appeal. As of December 25, 2022, we operated 37 restaurants across six states.

According to the Technomic Top 500 Chain Restaurant Report (April 2023), sales among the top 500 restaurant companies in the U.S. totaled $393 billion in 2022, an increase of 8.2% compared with 2021. Our revenues grew by 79.9% in 2022 to $99.6 million.

The 2021 Reorganization

On July 11, 2021, we consummated a reorganization. Prior to our reorganization, we operated our business through Hawaiian Bros. LLC, a Missouri limited liability company ("*Hawaiian-MO*"), and its subsidiaries. Hawaiian-MO had Class A, Class B, Series 1 and Class B, Series 2 units (each, a "*Hawaiian-MO Unit*," and collectively, the "*Hawaiian-MO Units*") outstanding. In connection with our reorganization, Hawaiian-MO merged with and into Hawaiian Bros Inc. ("*Hawaiian-DE*"), a newly formed Delaware corporation, with Hawaiian-DE surviving the merger. Upon consummation of the merger, the holders of outstanding Hawaiian-MO Units received shares of common stock, par value $0.001 per share ("*Common Stock*"), of Hawaiian-DE in exchange for their Hawaiian-MO Units by operation of Delaware law. Each outstanding Hawaiian-MO Unit converted into 28.038786 shares of Hawaiian-DE common stock, with any resulting fractional interest being rounded up to the nearest whole share of Hawaiian-DE, resulting in the issuance of 28.9 million shares of common stock of Hawaiian-DE. We refer to these transactions collectively as the "*2021 Reorganization*."

Fiscal Periods

We utilize a 52/53-week fiscal year, which includes 13 four-week periods in 52-week years, with the extra week included in the 13th period in 53-week years, and ends on the last Sunday of each calendar year. Our most recent fiscal year ended on December 25, 2022. References to 2022 and 2021 are references to the fiscal years ended December 25, 2022 and December 26, 2021, respectively. Our first fiscal quarter is comprised of 16 weeks, and our second, third and fourth fiscal quarters are comprised of 12 weeks each, with the extra week included in the 13th period in 53-week years.

FINANCIAL AND OPERATIONAL HIGHLIGHTS

The following summarizes the financial and operational highlights for 2022 compared to 2021:

- *Financial Performance.*

  o Revenues increased 79.9% to $99.6 million in 2022 compared to $55.3 million in 2021.

  o Average annualized weekly sales for our traditional brick-and-mortar ("*Traditional*") same-store base[12] for 2022 were $4.3 million, among the top tier of QSR and fast casual restaurants.

  o Served over 7.5 million guests, achieving average overall guest satisfaction of 4.7 stars according to a composite of over 125,000 online reviews.

- *Restaurant Development.* During 2022, we opened 11 new Traditional restaurant locations and one new virtual restaurant created for delivery or carry-out only without any brick-and-mortar presence ("*Digital Kitchen*") and closed one Digital Kitchen, compared to 16 new Traditional restaurant locations and one Digital Kitchen opened during 2021.

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[12] We define the same-store base for each fiscal period as those restaurants open for at least the full fiscal period and the equivalent fiscal period from the prior year. For example, our same-store base for 2022 consists of those stores open for all of 2022 and all of 2021.

RESTAURANT ACTIVITY

The following table details restaurant unit data for the periods indicated.

	2022	**2021**
Traditional Restaurant Locations:		
Beginning of period	21	5
Opened during the period	11	16
Closed during the period	–	–
End of period	32	21
Digital Kitchen Locations:		
Beginning of period	5	4
Opened during the period	1	1
Closed during the period	1	–
End of period	5	5
Total number of restaurants	37	26

STATEMENT OF OPERATIONS DATA

The following table summarizes key components of our results of operations for the fiscal years indicated:

| | Fiscal Years Ended | | | |
	December 25, 2022	% of Revenues	December 26, 2021	% of Revenues
Revenues	$ 99,562,204	100.0%	$ 55,342,152	100.0%
Restaurant operating costs:				
Food, beverage and packaging	32,743,731	32.9%	20,695,570	37.4%
Labor	32,104,361	32.2%	18,692,622	33.8%
Occupancy and other operating costs	25,668,009	25.8%	12,950,269	23.4%
General and administrative expenses	24,313,450	24.4%	8,748,838	15.8%
Depreciation and amortization expense	5,653,298	5.7%	2,068,251	3.7%
Pre-opening expenses and start-up costs	5,483,585	5.5%	8,217,764	14.8%
Impairment and other charges	124,781	0.1%	269,429	0.5%
Total operating expenses	126,091,215	126.6%	71,642,743	129.5%
Loss from operations	(26,529,011)	-26.6%	(16,300,591)	-29.5%
Interest expense, net	(5,780,686)	-5.8%	(3,136,046)	-5.7%
PPP loan forgiveness income	-	0.0%	684,372	1.2%
Other expense, net	(291,783)	-0.3%	-	0.0%
Total other expense	(6,072,469)	-6.1%	(2,451,674)	-4.4%
Loss before income tax provision	(32,601,480)	-32.7%	(18,752,265)	-33.9%
Income tax	68,301	0.1%	20,000	0.0%
Net loss	$ (32,669,781)	-32.8%	$ (18,772,265)	-33.9%

Results of Operations

For the Fiscal Year December 27, 2021 through December 25, 2022 ("2022"), compared to the Fiscal Year December 28, 2020 through December 26, 2021 ("2021")

Revenues - Restaurant revenue, which was comprised almost entirely of food and beverage sales, increased by $44.2 million, or 79.9%, for 2022 as compared to 2021, to $99.6 million. Revenue from new restaurants opened since the beginning of 2021 accounted for $45.8 million of the increase, partially offset by a decrease in same-store sales of $1.0 million and a decrease of $560,000 from the closure of one Digital Kitchen. Same-store sales reflect the change in year-over-year sales for the same-store base. The decrease in same-store sales was primarily due to three Traditional locations that were adversely affected by our opening eight new restaurants in close proximity, which resulted in a 16.3% decrease in revenues at those three locations. This decrease was driven by an 18.8% decrease in traffic, partially offset by a 3.0% increase in average check. Our two non-impacted Traditional same-store locations opened during 2022 saw an increase in revenues of 4.8% due to an 8.7% increase in average check, partially offset by a 3.6% decline in traffic.

Restaurant Operating Costs – Restaurant operating costs are directly related to operating the restaurants and include costs such as food, beverage and packaging costs, labor costs and other operating and occupancy costs. Restaurant operating costs increased $38.2 million to a total of $90.5 million in 2022 as compared to $52.3 million in 2021 and represented 90.9% of revenues in 2022 as compared to 94.6% in 2021. Food, beverage and packaging costs increased $12.0 million to a total of $32.7 million in 2022 as compared to $20.7 million in 2021 and represented 32.9% of revenues in 2022 as compared to 37.4% in 2021. This decrease as a percentage of revenues was primarily a result of commodity deflation and management initiatives, including implementation of a new inventory system. Labor costs increased $13.4 million to a total of $32.1 million in 2022 as compared to $18.7 million in 2021, and represented 32.2% of revenues in 2022 as compared to 33.8% in 2021. This decrease as a percentage of revenues was primarily a result of efficiencies gained from the implementation of a new labor model and a more experienced workforce from maturing stores, partially offset by hourly wage pressures. Occupancy and other operating costs increased $12.7 million to a total of $25.7 million in 2022, as compared to $13.0 million in 2021, and represented 25.8% of revenues in 2022 as compared to 23.4% in 2021. This increase as a percentage of revenues was primarily a result of higher occupancy costs at new locations and an increase in utilities costs as a percent of revenues compared to 2021.

General and Administrative Expenses – General and administrative expenses increased $15.6 million to a total of $24.3 million in 2022 as compared to 2021. The year-over-year increase was primarily due to increased field support staffing, as well as increased costs for professional services, including consulting, legal, and travel costs, as we began building out the infrastructure needed to support our new restaurant openings and franchise organization.

Depreciation and Amortization – Depreciation and amortization costs increased $3.6 million to a total of $5.7 million in 2022 as compared to $2.1 million in 2021. The increase in depreciation relates to the incremental investment in restaurant construction, furniture, and equipment costs associated with the 12 new restaurants opened during 2022.

Pre-opening and Start-up Expenses – We incur costs leading up to the opening of each new restaurant, including food used for training, labor, travel, marketing, and other costs. Pre-opening and start-up expenses decreased $2.7 million to a total of $5.5 million in 2022 as compared to $8.2 million in 2021. The decrease was due to the opening of 11Traditional locations and one Digital Kitchen in 2022 as compared to 16 Traditional locations and one Digital Kitchen opened in 2021.

Income Tax – We recorded $68,000 in income tax expense for 2022 related to state income taxes, an increase of $48,000 as compared to $20,000 in 2021. Due to uncertainty surrounding the timing of future earnings and our ability to utilize tax loss carryforwards, no federal income taxes were recorded for 2021 or 2022.

Net Loss – Net loss increased $13.8 million to a loss of $32.6 million for 2022 as compared to a loss of $18.8 million in 2021. The increase was driven by higher general and administrative, depreciation and interest costs, partially offset by higher restaurant operating profit and a decrease in pre-opening and start-up expenses.

BALANCE SHEET DATA

The following table summarizes key components of our condensed balance sheets as of:

	December 25, 2022	December 26, 2021
ASSETS		
Current Assets:		
Cash	$ 3,710,831	$ 5,631,687
Accounts receivable	1,266,009	2,788,712
Inventories	391,346	335,054
Other current assets	2,083,251	1,647,002
Assets held for sale	13,213,062	-
Total Current Assets	20,664,499	10,402,455
Noncurrent Assets:		
Property and equipment, net	46,889,546	34,476,339
Operating lease right-of-use assets, net	50,626,347	-
Other assets	1,624,408	584,289
Total Noncurrent Assets	99,140,301	35,060,628
Total Assets	$ 119,804,800	$ 45,463,083
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Current Liabilities:		
Accounts payable, trade	$ 6,072,684	$ 2,972,951
Accounts payable, fixed assets	7,551,020	3,739,059
Accrued payroll and related liabilities	3,461,545	2,210,739
Accrued interest	470,460	319,453
Taxes payable	962,349	589,035
Gift card liabilities	899,385	564,027
Other accrued liabilities	3,596,014	1,331,953
Current portion of lease liabilities	3,225,663	2,784,124
Current portion of long-term debt	5,718,443	4,856,000
Total Current Liabilities	31,957,563	19,367,341
Noncurrent Liabilites:		
Operating lease liabilities, less current portion	53,168,660	1,460,599
Deferred lease liabilites	-	7,670,223
Long-term debt, less current portion	46,363,354	26,241,818
Total Noncurrent Liabilities	99,532,014	35,372,640
Total Liabilities	131,489,577	54,739,981
Total Stockholders' Deficit:	(11,684,777)	(9,276,898)
Total Liabilities and Stockholders' Deficit	$ 119,804,800	$ 45,463,083

Changes in Financial Condition

Our financial condition as of December 25, 2022 changed materially compared to December 26, 2021. We opened 12 new restaurants and closed one restaurant during 2022, and two additional restaurants were under construction as of December 25, 2022. A total of $21.8 million was borrowed during 2022, and $31.9 million was raised in equity offerings to fund growth, with $30.9 million invested in restaurant construction and related assets. At December 25, 2022, we had $3.7 million remaining in cash, a decrease of $1.9 million compared to $5.6 million in cash as of December 26, 2021. Accounts payable and accrued liabilities increased as a result of the growth in new restaurants, while accounts receivable decreased due to the collection of large, non-recurring receivables related to tenant improvement allowances.

LIQUIDITY AND CAPITAL RESOURCES

We are a new and rapidly growing business that requires upfront cash expenditures to grow, including new restaurant construction, training, and marketing, with the expectation that each restaurant will generate revenue the day it is opened for business and become profitable within the first few months of operations. The ongoing capital requirements of our business model are material, and we will require additional capital infusions to continue with management's forecasted growth.

Our primary capital requirements are for new restaurant construction, working capital, extinguishment of debt and general corporate needs. As of December 25, 2022, we had cash and cash equivalents of $3.7 million. We expect to utilize cash from debt and equity offerings, as well as cash flow from operations, to continue investments in new restaurant construction, remodeling, and technology.

We had commitments for capital expenditures related to new restaurants at various stages of the construction process totaling $3.8 million as of December 25, 2022, which we expect to fund from our current cash, working capital, cash flow from operations, and additional debt or equity offerings.

Related Party Loans

On April 14, 2020, we entered into a loan agreement with Worcester Financial, LLC, a related party to Joel Worcester and Worcester Investments, LLC ("***Worcester Investments***"), pursuant to which we borrowed a principal amount of $575,000, which amount is currently outstanding (the "***Worcester Financial Loan***"). The Worcester Financial Loan matures on April 3, 2024 and carries an interest rate of 12.0%. We have also issued $23,275,000 in aggregate principal amount (including amounts borrowed from certain related parties as noted below) of non-convertible unsecured promissory notes (the "***September 2020 Notes***") in a private placement (the "***September 2020 Note Offering***"), with current maturity dates of each note ranging between October 9, 2024 and June 17, 2027with interest rates ranging from 10.0% to 18.0%. Each note issued under the September 2020 Note Offering receives an accrued interest payment monthly with a balloon payment of all principal due on the maturity date. As part of the September 2020 Note Offering, we entered into two note purchase agreements with Worcester Fund LLC, a related party to Joel Worcester and Worcester Investments, with a total principal amount of $2,250,000 included in the total amount borrowed under the September 2020 Note Offering at a current interest rate of 15% that matures on June 17, 2027. Additionally, we sold $2,335,600 in aggregate principal amount of non-convertible unsecured promissory notes (including $1,750,000 to Worcester Fund LLC) in another private placement (the "***August 2021 Note Offering***"). These notes are duebetween December 17, 2023 and June 17, 2027 and have interest rates ranging from 11.0% to 17.0%. We sold an additional $15,000,000 in aggregate principal amount of non-convertible unsecured promissory notes (including $430,000 to Worcester Fund LLC and $500,000 to Worcester Investments) in another private placement (the "***June 2022 Note Offering***"). The notes are due on June 17, 2024 or June 17, 2027, unless prepaid earlier, and have interest rates ranging from 9.0% to 15.0%, with an additional 1.0% interest during any extensions for the notes maturing on June 17, 2024. On December 27, 2022, we issued a $1,150,000 unsecured convertible promissory note to Worcester Investments due within 30 days of a demand by Worcester Investments (the "***WI Convertible Note***"). The interest on the WI Convertible Note accrued at a rate of 10% per annum simple interest, with all principal and accrued interest due 30 days after demand by Worcester Investments. At the election of Worcester Investments, all or part of the outstanding principal amount of the WI Convertible Note could be converted into up to 383,333 shares of Common Stock at a conversion price of $3.00 per share upon five business days' notice. We repaid the WI Convertible Note in full on March 14, 2023. In the May 2023 Refinancing (as defined below), we reduced the weighted average interest of an additional $4,000,000 of such notes from 17.56% to 14.56%.

The aggregate annual interest payments we will be obligated to pay under all of our outstanding debt instruments to related parties is currently estimated to be $758,800. The aggregate annual interest payments we will be obligated to pay under all of our outstanding debt instruments to unrelated parties is currently estimated to be approximately $4.8 million, for an overall total of interest payable on our outstanding debt instruments of approximately $5.6 million.

Notes Issued Under September 2020 Note Offering

In the September 2020 Note Offering, we sold $23,275,000 in aggregate principal amount of interest-only balloon notes, of which $21,275,000 is currently outstanding. The notes are unsecured; however, they are guaranteed by certain of the Company's owners. These notes were initially due between September 29, 2022, and July 9, 2023, extendable at our option for a two-year period on an individual note basis, with interest rates between 11.0% and 18.0% for the first 24 months of each applicable note and an additional 1.0% interest during any extensions. We subsequently repaid $2,000,000 of these loans and extended the rest at interest rates between 12.0% and 18.0%. In the May 2023 Refinancing, we exchanged for equity an aggregate of $1,175,000 of notes issued in the September 2020 Note Offering and reduced the weighted average interest of an additional $13,925,000 of such notes from 17.1% to 14.3%, provided that we have agreed to pay a minimum of one year's worth of interest following the May 2023 Refinancing on such notes.

We may either extend or refinance additional loans issued under the September 2020 Note Offering, or a combination of approaches, over the next several years. However, these loans carry a relatively high rate of interest and if we are unable to pay these loans as they mature or refinance this debt then it could limit our existing operations and future growth opportunities. In addition, this existing debt may limit our ability to borrow other funds to finance operations and growth in the event of downturns or adverse developments to our business and the economy.

Notes Issued Under August 2021 Note Offering

From September 2021 to December 2021, we sold $2,335,600 in aggregate principal amount of non-convertible unsecured promissory notes in the August 2021 Note Offering, including $1,750,000 to a related party. The interest on the notes issued under the August 2021 Note Offering accrues at rates ranging from 13% to 17% per annum starting on the date of issuance, and is payable in monthly installments beginning the month following issuance. Such notes will mature 24 months after issuance, unless prepaid earlier. The notes can be extended for two years at our option with an additional 1.0% interest during any extension.

We may prepay the outstanding principal balance of such notes, in whole or in part, at any time and from time to time, without premium or penalty. Any such prepayment must be made together with payment of interest accrued on the amount of principal being prepaid through the date of such prepayment. Unless otherwise directed by us in writing, each payment will be applied first to accrued unpaid interest and then to principal. In the May 2023 Refinancing, we exchanged for equity an aggregate of $55,000 of notes issued in the August 2021 Note Offering and reduced the weighted average interest rate of an additional $2,180,600 of such notes from 16.7% to 13.8%, provided that we have agreed to pay a minimum of one year's worth of interest following the May 2023 Refinancing on such notes.

October 2021 Convertible Note

On October 26, 2021, we issued a $5,000,000 convertible promissory note due on October 25, 2025 (the "*October 2021 Convertible Note*"). The October 2021 Convertible Note is unsecured; however, it is guaranteed by certain of the Company's owners. The interest on the October 2021 Convertible Note accrues at a rate of 8.0% per annum starting on the date of issuance based on the outstanding principal balance and is payable monthly beginning the month following issuance. The October 2021 Convertible Note will mature 48 months from the date of issuance, unless prepaid or converted to equity before the maturity date. At the election of the holder of the October 2021 Convertible Note (the "*Holder*"), all or part of the outstanding principal amount of the October 2021 Convertible Note may be converted into shares of Common Stock at any time (i) prior to the maturity date of the October 2021 Convertible Note, or (ii) on or after the maturity date if any portion of the principal balance remains outstanding. The October 2021 Convertible Note will be converted based on the outstanding principal balance divided by a conversion price of the lower of (a) $8.36 per share or (b) an adjusted conversion price to be determined if Common Stock is issued below a market value of $250 million, other than issuances in connection with offerings pursuant to Regulation Crowdfunding. As of June 1, 2023, the conversion price of the October 2021 Convertible Note was approximately $7.79 per share.

We may prepay the principal of the October 2021 Convertible Note, together with any unpaid accrued interest, at any time upon thirty days' notice, during which period the Holder may elect to convert the amount of the October 2021 Convertible Note to be prepaid into shares of Common Stock. In the event the Holder does not elect to convert the amount being prepaid, we shall issue warrants to the Holder in an amount equal to the amount of such prepayment entitling the Holder to purchase shares of Common Stock at the conversion price on or before the maturity date of the October 2021 Convertible Note. Each payment will be applied first to accrued unpaid interest and then to principal.

August 2021 Equity Offering

In September and October 2021, we sold 1,003,447 shares of our Common Stock at an offering price of $7.47 per share, for gross proceeds of $7,495,936 before the deduction of offering expenses, in a private placement pursuant to Rule 506(b) of Regulation D.

November 2021 Regulation Crowdfunding Offering

In November and December 2021, we sold 308,957.79 shares of our Common Stock at prices ranging from $7.47 per share to $8.45 per share, for aggregate gross proceeds of $2,409,882 before the deduction of offering expenses, in an offering conducted pursuant to Regulation Crowdfunding that closed on December 6, 2021. In addition, we issued a further 5,406.76 shares to OpenDeal Portal LLC ("*Republic*") in connection with its service as crowdfunding intermediary for the offering.

January 2022 Preferred Stock Offering

On January 31, 2022, we sold 2,500,001 shares of our Series A preferred stock, par value $0.001 per share ("*Series A Preferred Stock*"), to an accredited investor at an offering price of $10.00 per share, for aggregate gross proceeds of $25,000,010 before the deduction of offering expenses, in a private placement (the "*January 2022 Preferred Stock Offering*") pursuant to Rule 506(b) of Regulation D. Each share of Series A Preferred Stock is convertible into one share of Common Stock, subject to adjustment pursuant to certain antidilution rights.

March 2022 Regulation Crowdfunding Offering

In March and April 2022, we sold 129,739.29 shares of our Common Stock at an offering price of $13.57 per share, for aggregate gross proceeds of $1,760,562.16 before the deduction of offering expenses, in an offering conducted pursuant to Regulation Crowdfunding that closed on April 24, 2022. In addition, we issued a further 973.04 commission shares to Republic in connection with its service as crowdfunding intermediary for the offering.

Notes Issued Under June 2022 Note Offering

From June 2022 to September 2022, we sold $15,000,000 in aggregate principal amount of non-convertible unsecured promissory notes in the June 2022 Note Offering, including $930,000 to related parties. The interest on the notes issued under the June 2022 Note Offering accrues at rates ranging from 10% to 15% per annum starting on the date of issuance and is payable in monthly installments beginning the month following issuance. Such notes will mature on June 17, 2024, unless prepaid earlier. The notes can be extended for two years at our option with an additional 1.0% interest during any extension.

We may prepay the outstanding principal balance of such notes, in whole or in part, at any time and from time to time, without premium or penalty, *provided* that a minimum of six months' worth of interest must be paid for any repayment prior to six months after the origination of any such note. Any such prepayment must be made together with payment of interest accrued on the amount of principal being prepaid through the date of such prepayment. Unless otherwise directed by us in writing, each payment will be applied first to accrued unpaid interest and then to principal. In the May 2023 Refinancing, we exchanged for equity an aggregate of $1,420,000 of notes issued in the June 2022 Note Offering and reduced the weighted average interest of an additional $11,425,000 of such notes from 13.7% to 11.8%, provided that we have agreed to pay a minimum of one year's worth of interest following the May 2023 Refinancing on such notes.

June 2022 Sale of Common Stock

On June 27, 2022, we sold 7,370 shares of our Common Stock to an accredited investor at an offering price of $13.57 per share, for aggregate gross proceeds of $100,010.90 before the deduction of offering expenses, in a private placement pursuant to Rule 506(b) of Regulation D.

October 2022 Financing Agreements

Loan with Cedar Advance LLC

On October 12, 2022, we entered into a merchant cash advance agreement (the "*Cedar Financing Agreement*") with Cedar Advance LLC ("*Cedar*"). Under the Cedar Financing Agreement, we sold to Cedar future receivables in an aggregate amount equal to $1,618,750 for a purchase price of $1,250,000. We received cash of $1,218,750 and recorded a debt discount of $368,750.

Pursuant to the terms of the Cedar Financing Agreement, we agreed to pay Cedar $25,000 each week for the first four weeks of the agreement and $42,598 each subsequent week based upon an anticipated 6% of its future receivables until such time as $1,618,750 has been paid, a period we estimate to be approximately forty weeks.

Loan with Reliance Financial

On October 12, 2022, we entered into a merchant cash advance agreement (the "***Reliance Financing Agreement***") with Reliance Financial *("**Reliance**")*. Under the Reliance Financing Agreement, we sold to Reliance future receivables in an aggregate amount equal to $1,618,750 for a purchase price of $1,250,000. We received cash of $1,218,750 and recorded a debt discount of $368,750.

Pursuant to the terms of the Reliance Financing Agreement, we agreed to pay Reliance $25,000 each week for the first four weeks of the agreement and $42,598 each subsequent week based upon an anticipated 6% of its future receivables until such time as $1,618,750 has been paid, a period we estimate to be approximately forty weeks.

November 2022 Equity Offering

In November 2022, we sold 1,407,654 shares of our Common Stock for aggregate gross proceeds of $5,075,000 before the deduction of offering expenses in a private placement pursuant to Rule 506(b) of Regulation D.

WI Convertible Note

On December 27, 2023, we issued the $1,150,000 WI Convertible Note to Worcester Investments, due within 30 days of a demand by Worcester Investments. The interest on the WI Convertible Note accrued at a rate of 10% per annum simple interest starting on the date of issuance based on the outstanding principal balance, with a balloon payment of all principal and accrued interest due 30 days after demand by Worcester Investments. At the election of Worcester Investments, all or part of the outstanding principal amount of the WI Convertible Note could be converted into shares of Common Stock at any time upon five business days' notice. The Worcester Investment Convertible Note was convertible based on the outstanding principal balance divided by the conversion price of $3.00 per share. We repaid the WI Convertible Note in full on March 14, 2023.

Stine Note

On January 12, 2023, we issued a $2,400,000 secured promissory note (the "***Stine Note***") to Stine Enterprises, Inc., an Arizona corporation ("***Stine Enterprises***"). The interest on the Stine Note accrued at a rate of 10% per annum, calculated on a 365/360 basis. The Stine Note had a maturity date of September 30, 2023, subject to acceleration to March 31, 2023 in certain circumstances, with payment to Stine Enterprises of all principal and accrued interest due on the maturity date. The Stine Note was secured by a pledge of equity interests in certain of the Company's subsidiaries and a security interest in certain assets of the Company. In March 2023, we exchanged the Stine Note for 767,056 shares of our Series B preferred stock, par value $0.001 per share ("***Series B Preferred Stock***").

January 2023 Equity Offering

In January 2023, we sold 71,598 shares of our Common Stock for aggregate gross proceeds of $300,000 before the deduction of offering expenses in a private placement pursuant to Rule 506(b) of Regulation D.

February 2023 Vendor Issuances

On February 3, 2023, we issued 57,917 shares of our Common Stock to certain of our vendors for aggregate consideration equal to $208,500 before the deduction of offering expenses in a private placement pursuant to Rule 506(b) of Regulation D.

March 2023 Common Stock Offering

In March 2023, we sold 1,286,797 shares of our Common Stock for aggregate gross proceeds of $2,732,795 before the deduction of offering expenses in a private placement pursuant to Rule 506(b) of Regulation D.

March 2023 Preferred Stock Offering

In connection with the Asset Sale and Refranchising (as defined below), in March 2023, we issued an aggregate of 767,056 shares of Series B Preferred Stock to Stine Enterprises in exchange for Stine Enterprises' surrender of the Stine Note in a private placement pursuant to Rule 506(b) of Regulation D. Each share of Series B Preferred Stock is convertible into one share of Common Stock, subject to adjustment pursuant to certain antidilution rights.

Asset Sale and Refranchising

On March 9, 2023, pursuant to an asset purchase agreement by and among the Company, certain of our subsidiaries and Stine Ventures, LLC ("***Stine Ventures***"), an Arizona limited liability company and a wholly-owned subsidiary of Stine Enterprises, and certain franchise agreements by and between Hawaiian Bros Franchising, LLC, a Missouri limited liability company, and Stine Ventures, we sold and refranchised 11 of our Traditional locations to Stine Ventures for a purchase price of $26,267,210.

May 2023 Refinancing

In May 2023, we negotiated the reduction of interest rates on certain of our outstanding promissory notes in connection with the partial repayment or exchange for equity of such notes and the full repayment or exchange for equity of other outstanding promissory notes (such transactions collectively, the "***May 2023 Refinancing***"). In the May 2023 Refinancing, we reduced the weighted average interest rate of $28,685,600 in principal amount of promissory notes from 15.8% to 13.3%. Additionally, we issued 650,761 shares of Common Stock in exchange for (i) the cancellation or reduction of $2,850,000 in principal amount of promissory notes and (ii) the payment of an aggregate of $150,000 by two noteholders. As a result of the May 2023 Refinancing, we anticipate annual interest savings of approximately $1.0 million.

Cash Flows

The table below summarizes our cash flows from operating, investing, and financing activities for 2022 and 2021:

	2022	2021
Net Cash Used in Operating Activities	$ (18,136,670)	$ (9,539,862)
Net Cash Used in Investing Activities	(32,035,862)	(21,814,502)
Net Cash Provided by Financing Activities	48,251,676	33,254,835
Net Increase (Decrease) in Cash and Cash Equivalents	$ (1,920,856)	$ 1,900,471

Operating Cash Flows

Net cash used in operating activities increased $8.6 million to $18.1 million in 2022 as compared to $9.5 million in 2021. The increase was primarily driven by a decrease in net income and was partially offset by change in working capital.

Investing Cash Flows

Net cash used in investing activities increased $10.2 million to $32.0 million in 2022 as compared to $21.8 million in 2021. This increase was primarily driven by an increase in capital expenditures.

Financing Cash Flows

Net cash provided by financing activities increased $15.0 million to $48.3 million in 2022 as compared to $33.3 million in 2021. The increase was primarily driven by an increase of $23.8 million in equity sales, partially offset by a decrease in net borrowings of $3.6 million and dividend payments on preferred stock of $1.7 million.

RECENT TRENDS

Our new restaurants typically open with above-average volumes, which then decline after the initial sales surge that comes with interest in a new restaurant opening, which we refer to as our "honeymoon period" for new restaurants. While the length of time before average sales for new restaurants stabilize is somewhat unpredictable due to our limited number of restaurant openings, varied site characteristics, restaurant types (*i.e.*, Traditional locations and Digital Kitchens), and consumers' limited awareness of our brand, we generally expect new restaurant sales to normalize by the fourth period after opening.

Our same-store base represented just 26.9% of total operating weeks for 2022 as compared to 73.1% for new units. In 2021, same-store restaurants represented 52.1% of operating weeks as compared to 47.9% for new units.

Our profitability depends in part on our ability to anticipate and react to changes in food and supply costs. Increases in the price of the ingredients most critical to our menu, particularly chicken, rice, and pork, can materially affect our operating results. We saw inflationary pressure across most of our primary ingredients and supplies in 2021 and 2022. Chicken accounted for approximately 38% of our food costs in 2022. A hypothetical 10% increase in the cost of chicken for 2022 would have increased our cost of sales by approximately $1.1 million. We recently negotiated a supplier direct rice agreement, which we anticipate will reduce our rice costs for the remainder of 2023. We have also been able to significantly lower our cost of sales by modifying our packaging.

Labor costs are a significant portion of our restaurant operating costs. Hourly wage rates have generally increased annually in the restaurant industry over the last few years due to strong job creation and low macroeconomic unemployment. The economic shutdown during the COVID-19 pandemic resulted in significant job losses in the restaurant industry due to restaurant reduced capacity and closures. Hourly wage rates at our company-owned restaurants increased 6.7% in 2022 as compared to 2021.

In the Asset Sale and Refranchising, we sold and refranchised 11 of our Traditional locations to Stine Ventures. As a result, both our revenues and our costs related to the refranchised locations will be lower in subsequent periods, which will impact comparability of our results of operations across periods. We anticipate that franchised locations will play a significant role in our growth moving forward in addition to our continued development of Company-owned locations.

THE OFFERING AND THE SHARES

The Offering

We are offering a minimum amount of $25,003.51 (the "***Target Offering Amount***") and up to a maximum amount of $4,999,998.01 (the "***Maximum Offering Amount***") of our common stock, par value $0.001 per share (the "***Common Stock***," and such shares of Common Stock, the "***Shares***"), at a price of $7.91 per Share on a best efforts basis as described in this Form C (this "***Offering***"). We must raise an amount equal to or greater than the Target Offering Amount by August 17, 2023 (the "***Offering Deadline***"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Shares will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned. Potential purchasers of the Shares are referred to herein as "***Investors***" or "***you***".

We have determined the price of the Shares, which reflect a pre-money valuation of approximately $306 million, based on a number of considerations, including but not limited to our assessment of the Company's growth potential, the price per share of previous offerings and the success of such offerings, and the valuations ascribed to publicly-traded restaurant companies with similar characteristics to the Company. The price of the Shares does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Shares. The minimum amount that an Investor may invest in the Offering is $355.95, or 45 Shares, subject to adjustment in our sole discretion.

In order to purchase the Shares, you must make a commitment to purchase by completing the subscription process hosted by StartEngine Capital LLC (the "***Intermediary***"), as detailed on Exhibit C hereto, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with Bryn Mawr Trust Company until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation Crowdfunding, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company must meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Directors, officers and other affiliates of the Company may participate in the Offering on the same terms as other investors.

Bonus Shares

Certain Investors will be eligible to receive additional Shares as a percentage of Shares purchased ("***Bonus Shares***") under one or more of the categories below. In each case, fractional Shares will not be distributed, and the number of Bonus Shares an Investor receives will be determined by rounding down to the nearest whole Share. An Investor who qualified for each category of Bonus Shares could potentially receive up to 35% additional Shares.

In order to receive Bonus Shares and other incentives with respect to an investment, an Investor must submit a single investment that meets the minimum requirement. Bonus Shares will not be granted if an Investor submits multiple investments that, when combined, meet the minimum requirement. In addition, certain investors will be eligible for additional non-share perks, as described on the Intermediary's website at https://www.startengine.com/offering/hawaiian-bros.

All Bonus Shares and other investment incentives will be issued following the closing of the Offering.

Time-Based Bonus Shares

Investors who invest shortly after the Offering launches will receive additional Shares as a percentage of their investment ("***Time-Based Bonus Shares***"). Time-Based Bonus Shares may be combined with StartEngine Owner's Bonus Shares (as defined below) and Loyalty Bonus Shares (as defined below) but cannot be combined with Volume-Based Bonus Shares (as defined below). If you are eligible for both Time-Based Bonus Shares and Volume-Based Bonus Shares, you will receive the higher of the two.

Early Bird Bonus Shares

Investors who invest any amount within the first two weeks of the Offering's launch will receive Time-Based Bonus Shares equal to 3% of the number of Shares they purchase in the Offering.

Super Early Bird Bonus Shares

Investors who invest any amount within the first week of the Offering's launch will receive Time-Based Bonus Shares equal to 5% of the number of Shares they purchase in the Offering.

Volume-Based Bonus Shares

Investors who invest large amounts in the Offering will receive additional Shares as a percentage of their investment ("***Volume-Based Bonus Shares***"). Volume-Based Bonus Shares may be combined with StartEngine Owner's Bonus Shares and Loyalty Bonus Shares (as defined below) but cannot be combined with Time-Based Bonus Shares (as defined below). If you are eligible for both Volume-Based Bonus Shares and Time-Based Bonus Shares, you will receive the higher of the two.

$10,000+

Investors who invest $10,000 or more in the Offering will receive Volume-Based Bonus Shares equal to 5% of the number of Shares they purchase in the Offering.

$25,000+

Investors who invest $25,000 or more in the Offering will receive Volume-Based Bonus Shares equal to 8% of the number of Shares they purchase in the Offering.

$50,000+

Investors who invest $50,000 or more in the Offering will receive Volume-Based Bonus Shares equal to 10% of the number of Shares they purchase in the Offering.

$100,000+

Investors who invest $100,000 or more in the Offering will receive Volume-Based Bonus Shares equal to 15% of the number of Shares they purchase in the Offering.

StartEngine Owner's Bonus Shares

Investors in the Offering who are members of the StartEngine Crowdfunding, Inc. OWNer's Bonus program will receive additional Shares ("***StartEngine Owner's Bonus Shares***") equal to 10% of the number of Shares they purchase in the Offering. StartEngine Owner's Bonus Shares may be combined with Loyalty Bonus Shares and either Time-Based Bonus Shares or Volume-Based Bonus Shares.

StartEngine Owner's Bonus program members will also have priority if they are on the waitlist to invest and we surpass our maximum funding goal. They will have the first opportunity to invest should room in the Offering become available if prior investments are canceled or fail.

Loyalty Bonus Shares

Investors in the Offering who also invested in our Regulation Crowdfunding offering that closed on April 24, 2022 (the "***April 2022 Crowdfunding Offering***") will receive additional Shares ("***Loyalty Bonus Shares***") equal to 10% of the number of Shares they purchase in the Offering. Loyalty Bonus Shares may be combined with StartEngine Owner's Bonus Shares and either Time-Based Bonus Shares or Volume-Based Bonus Shares.

Illustrations

Investor A

Investor A previously invested in Hawaiian Bros' April 2022 Crowdfunding Offering. Investor A purchases 5,000 Shares in the first week of the Offering, for a total investment of $39,550. Investor A would be eligible for both 5% Time-Based Bonus Shares for investing in the first week and 8% Volume-Based Bonus Shares for investing between $25,000 and $50,000, but since an investor cannot receive both Time-Based Bonus Shares and Volume-Based Bonus Shares, Investor A will receive 8% Volume-Based Bonus Shares, the larger of the two incentives. Investor A will also receive 10% Loyalty Bonus Shares as a participant in the April 2022 Crowdfunding Offering. In total, Investor A will receive 900 Bonus Shares, representing 18% of Investor A's initial investment (8% Volume-Based Bonus Shares and 10% Loyalty Bonus Shares), for no additional payment. This will lower the effective price per share Investor A pays from $7.91 to $6.70.

Investor B

Investor B also previously invested in the April 2022 Crowdfunding Offering. Investor B is also a member of the StartEngine Owner's Bonus program. Investor B purchases 20,000 Shares one month into the Offering, for a total investment of $158,200. Investor B is not eligible for any Time-Based Bonus Shares but will receive 15% Volume-Based Bonus Shares for investing over $100,000. In addition, Investor B will receive 10% Loyalty Shares and 10% Owner's Bonus Shares. In total, Investor B will receive 7,000 Bonus Shares, representing 35% of Investor B's initial investment (15% Volume-Based Bonus Shares, 10% Owner's Bonus Shares and 10% Loyalty Bonus Shares), for no additional payment. This will lower the effective price per share Investor B pays from $7.91 to $5.86.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Shares in exchange for their investment.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation Crowdfunding, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii)that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Company conducts an initial closing (the "***Initial Closing***"), the Company agrees to only withdraw half of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "***Subsequent Closing***") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the amount committed as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Shares via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

BRYN MAWR TRUST COMPANY, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Shares

The rights of the Shares are substantially similar to those of other shares of the Company's Common Stock. See "*DESCRIPTION OF CAPITAL STOCK – Common Stock.*" However, since the Nominee is the holder of record of the Shares, Investors will not be able to exercise certain rights held by other holders of the Company's Common Stock, including voting rights, inspection rights and information rights. Additionally, Investors will be subject to certain restrictions on transfer of the Shares. *See "THE OFFERING AND THE SHARES – The Shares – Restrictions on Transfer."*

We request that you please review this Form C and the Subscription Agreement in conjunction with the following summary information.

Transfer Agent and Registrar

StartEngine Secure LLC will act as transfer agent and registrar for the Shares.

Dividends

Subject to preferences that may be applicable to any then-outstanding notes, the Series A Preferred Stock, the Series B Preferred Stock, other shares of preferred stock and any contractual obligations, holders of our Common Stock will be entitled to receive dividends, if any, as may be declared from time to time by our Board out of legally available funds. The rights of such holders are subject to the rights of any senior obligations issued by the Company, including the Company's obligations to (i) pay 8.0% dividends to the holders of Series A Preferred Stock, (ii) pay 5.0% dividends to the holders of Series B Preferred Stock and (iii) prepay any notes issued by the Company. *See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS—Liquidity and Capital Resources—Notes Issued Under September 2020 Note Offering," "—Notes Issued Under August 2021 Note Offering," "— October 2021 Convertible Note," "—January 2022 Preferred Stock Offering," "—Notes Issued Under June 2022 Note Offering" and "—March 2023 Preferred Stock Offering."*However, we do not anticipate declaring or paying any dividends on our Common Stock in the foreseeable future, as we intend to retain all of our future earnings to finance the expansion of our business.

Voting and Control

The Investors will have no voting rights with respect to the Shares. Investors will be required to grant the Proxy to the Nominee. Pursuant to the terms of the Proxy, the Nominee shall vote the Shares consistently with (i) the voting provision of the Stockholders' Agreement, or if the Stockholders' Agreement has been terminated, (ii) the majority of the votes cast on any matter voted on by the stockholders of the Company at any meeting thereof. The Nominee, as the holder of record of the Shares, shall be entitled to vote the Shares on matters that require the approval or consent of our stockholders under the Certificate of Incorporation and the Bylaws.

Anti-Dilution Rights

The Shares do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Shares sold pursuant to Regulation Crowdfunding being offered may not be transferred by any Investor of such Shares during the one-year holding period beginning when the Shares were issued, unless such Shares are transferred: (1) to the Company; (2) to an Accredited Investor; (3) as part of an initial public offering; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Additionally, following the one-year holding period, the Shares may not be transferred without the consent of the Company unless such transfer is to a party that has established an account with the Nominee (an "***Investor Account***"). Furthermore, as the Nominee is the holder of record of the Shares, until the Nominee transfers the Shares from Investor Accounts to the accounts designated by Investors, Investors may only transfer their beneficial interest in the Shares and not the Shares themselves. Each Investor should be aware that although the Shares may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them, particularly as transfers will require coordination with the Nominee and only the beneficial interest in such Shares, and not legal ownership, may be transferred.

In addition to the foregoing restrictions, prior to making any transfer of the Investor's interest in the Shares or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer any interest in the Shares or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an initial public offering, the Shares will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such initial public offering.

Other Material Terms

- The Company does not have the right to repurchase the Shares.
- The Shares do not have a stated return or liquidation preference.

COMMISSION AND FEES

Cash Fee

At the conclusion of the Offering, the Company shall pay a fee of five and one-half percent (5.5%) of any amounts raised in the Offering to the Intermediary.

Stock, Warrants and Other Compensation

The Intermediary will also receive compensation in the form of securities equal to three percent (3.0%) of the number of Shares sold in this Offering, not inclusive of any Bonus Shares issued in the Offering, or up to 18,963 shares of Common Stock.

ESTIMATED USE OF PROCEEDS

Generally

Set forth below is an estimated use of proceeds assuming we receive gross proceeds of $4,999,998.01 from the Offering. We reserve the right, in our sole discretion, to raise up to $4,999,998.01 in gross proceeds in this Offering. *See "THE OFFERING AND THE SHARES – The Offering."* We reserve the right to change the use of funds from the Offering based on changing market and business conditions as determined by our management. The following is the current planned use of proceeds from the Offering.

The gross proceeds obtained from the Offering will be applied first against any expenses incurred in the Offering and then to the planned uses listed below to the extent funds are available:

Estimated Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	5.5%	$1,375.19	5.5%	$274,999.89
Restaurant Development Costs	0%	$0	40.0%	$1,999,999.20
Extinguishment of Indebtedness	0%	$0	40.0%	$1,999,999.20
Other General Corporate Purposes	94.5%	$23,628.32	14.5%	$724,999.72
Total	**100%**	**$25,003.51**	**100%**	**$4,999,998.01**

Our management team will have broad discretion in the application of the net proceeds we receive from the Offering, and Investors will be relying on the judgment of our management regarding the application of the net proceeds.

Expenses of the Board and Officers

We intend to pay for or reimburse our directors and officers for all reasonable out-of-pocket expenses, if any, incurred in connection with the Offering. Other than any such reimbursements, no payments will be made to directors and officers from the proceeds of this Offering.

CAPITALIZATION, DEBT AND OWNERSHIP

Outstanding Capital Stock

As of the date of this Form C, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	35,408,772.88
Par Value Per Share	$0.001
Voting Rights	One vote per share. Investors will be required to designate the Nominee as their proxy for stockholder votes pursuant to the Proxy. *See "DESCRIPTION OF CAPITAL STOCK – Proxy."*
Anti-Dilution Rights	N/A
How this security may limit, dilute or qualify the Shares issued pursuant to Regulation Crowdfunding	The Company may issue additional shares of Common Stock, which may dilute the Shares.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	91.55%

Type	Series A Preferred Stock
Amount Outstanding	2,500,001
Par Value Per Share	$0.001
Voting Rights	One vote per share (subject to certain customary adjustments)
Anti-Dilution Rights	*See "DESCRIPTION OF CAPITAL STOCK – Series A Preferred Stock."*
Other Rights	*See "DESCRIPTION OF CAPITAL STOCK – Series A Preferred Stock."*
How this security may limit, dilute or qualify the Shares issued pursuant to Regulation Crowdfunding	These shares are convertible into shares of Common Stock.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	6.46%

Type	Series B Preferred Stock
Amount Outstanding	767,056
Par Value Per Share	$0.001
Voting Rights	One vote per share (subject to certain customary adjustments)

Anti-Dilution Rights	*See "DESCRIPTION OF CAPITAL STOCK – Series B Preferred Stock."*
Other Rights	*See "DESCRIPTION OF CAPITAL STOCK – Series A Preferred Stock."*
How this security may limit, dilute or qualify the Shares issued pursuant to Regulation Crowdfunding	These shares are convertible into shares of Common Stock.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	1.98%

Type	Undesignated Preferred Stock
Amount Outstanding	0
Par Value Per Share	$0.001
Voting Rights	N/A
Anti-Dilution Rights	N/A
Other Rights	N/A
How this security may limit, dilute or qualify the Shares issued pursuant to Regulation Crowdfunding	The Company may issue shares of Preferred Stock, which may dilute the Shares and may have voting and conversion rights which could adversely affect the holders of the Shares.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0%

Previous Offerings of Securities

We have made the following issuance of securities within the last three years:

Security Type	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock, par value $0.001 per share	1,003,447	General corporate purposes, including to facilitate new restaurant openings	Between September 2, 2021 and October 26, 2021	Rule 506(b) of Regulation D
Convertible, Unsecured Promissory Note (see table entitled "*Outstanding Debt*" below)	$5,000,000 note convertible into up to 641,755 shares of Common Stock, par value $0.001 per share at current conversion price of $7.79 per	General corporate purposes, including to facilitate new restaurant openings	Note issued October 26, 2021. No shares have been issued upon conversion of the Convertible Note as of the date of this Form C.	Rule 506(b) of Regulation D
Common Stock, par value $0.001 per share	308,957.79	General corporate purposes, including to facilitate new restaurant openings	December 6, 2021	Section 4(a)(6) of the Securities Act
Common Stock, par value $0.001 per share	5,406.76	N/A; compensation shares issued to intermediary.	December 6, 2021	Section 4(a)(2) of the Securities Act
Restricted Shares of Common Stock	100,035	N/A; issued to employees under a written compensatory benefit plan.	February 18, 2022	Rule 701 of Securities Act
Series A Preferred Stock, par value $0.001 per share	2,500,001 (each convertible into one share of Common Stock)	General corporate purposes, including to facilitate new restaurant openings	January 31, 2022	Rule 506(b) of Regulation D
Common Stock, par value $0.001 per share	11,835	N/A; issued to former employees for no consideration in appreciation of past service.	February 8, 2022	No sale occurred.
Common Stock, par value $0.001 per share	129,739.29	General corporate purposes, including to facilitate new restaurant openings	April 24, 2022	Section 4(a)(6) of the Securities Act
Common Stock, par value $0.001 per share	973.04	N/A; compensation shares issued to intermediary.	April 24, 2022	Section 4(a)(2) of the Securities Act
Common Stock, par value $0.001 per share	7,370	General corporate purposes, including to facilitate new restaurant openings	June 27, 2022	Rule 506(b) of Regulation D
Restricted Shares of Common Stock	7,500	N/A; issued to contractor under a written compensatory benefit plan.	June 27, 2022	Rule 701 of Securities Act

Common Stock, par value $0.001 per share	1,407,654	General corporate purposes, including to facilitate new restaurant openings	November 30, 2022	Rule 506(b) of Regulation D
Restricted Shares of Common Stock	932,216	N/A; issued to executives under a written compensatory benefit plan.	Between January 11, 2023 and February 8, 2023	Rule 701 of Securities Act
Common Stock, par value $0.001 per share	129,515	General corporate purposes, including to facilitate new restaurant openings	Between January 31 and February 3, 2023	Rule 506(b) of Regulation D
Restricted Shares of Common Stock	43,125	N/A; issued to employees under a written compensatory benefit plan.	Between March 3 and March 31, 2023	Rule 701 of Securities Act
Common Stock, par value $0.001 per share	1,286,797	General corporate purposes.	Between March 6 and March 21, 2023	Rule 506(b) of Regulation D
Series B Preferred Stock, par value $0.001 per share	767,056	N/A; issued in exchange for cancellation of indebtedness.	Between March 10, 2023 and March 30, 2023	Rule 506(b) of Regulation D
Restricted Shares of Common Stock	682,208	N/A; issued to employees under a written compensatory benefit plan.	May 7, 2023	Rule 701 of Securities Act
Common Stock, par value $0.001 per share	650,761	Issued in connection with extinguishment of indebtedness.	May 31, 2023	Rule 506(b) of Regulation D

Outstanding Debt

As of the date of this Form C, the Company has the following debt outstanding:

	Worcester Financial Loan	September 2020 Notes	August 2021 Notes	October 2021 Convertible Note	June 2022 Convertible Notes	Cedar Advance LLC and Reliance Financial Agreements
Type	Non-Convertible, Unsecured Promissory Note	Non-Convertible, Unsecured Promissory Note	Non-Convertible, Unsecured Promissory Note	Convertible, Unsecured Promissory Note	Non-Convertible, Unsecured Promissory Note	Merchant Cash Advance Agreements
Creditor	Worcester Financial, LLC	Various	Various	Unrelated Party	Various	Cedar Advance LLC and Reliance Financial
Amount Outstanding	$575,000	$19,900,000	$2,280,600	$5,000,000	$13,580,000	$699,570
Interest Rate	12.0%	10.0% to 18.0%	11.0% to 17.0% for the first 24 months of each applicable note	8.0%	9.0% to 15.0%	N/A
Description of Collateral	N/A	N/A	N/A	N/A	N/A	Security interest in certain collateral assets of the Company
Other Material Terms	N/A	Guaranteed by certain of the Company's owners.	Company has the option to extend each note maturing before December 31, 2023 individually for two additional years for an additional 1.0% interest	At the election of the Holder, all or part of the outstanding principal amount of the Convertible Note may be converted into shares of Common Stock at a conversion price of the lower of (a) $8.36 per share or (b) an adjusted conversion price to be determined if Common Stock is issued below a market value of $250 million, other than issuances in connection with offerings pursuant to Regulation Crowdfunding (current conversion price is $7.79). Guaranteed by certain of the Company's owners.	Company has the option to extend each note maturing on June 14, 2024 individually for two additional years for an additional 1.0% interest. Guaranteed by certain of the Company's owners.	Company is obligated to pay $42,598 per week to each of Cedar Advance LLC and Reliance Financial until such time as $1,618,750 has been paid to each of them.
Maturity Date	April 3, 2024	Between October 9, 2024 and June 17, 2027	Between December 17, 2023 and June 17, 2027	October 25, 2025	Between June 17, 2024 and June 17, 2027	N/A
Date Entered Into	April 14, 2020	Between September, 2020 and June 2021	Between September 2021 and November 2021	October 26, 2021	Between June 2022 and September 2022	October 12, 2022

Ownership

The following table sets forth information regarding beneficial ownership of our Common Stock on a fully diluted basis as of June 1, 2023, and as adjusted to reflect the sale of (i) 632,111 Shares of our Common Stock offered under this Form C (assuming no Bonus Shares are issued) and (ii) 853,349 Shares of our Common Stock offered under this Form C (assuming the maximum number of Bonus Shares is issued), and, in each of (i) and (ii), the issuance of an additional 18,963 shares of our Common Stock to the Intermediary in connection with the full subscription of the Offering, by (a) each of our directors and executive officers; (b) all our directors and executive officers as a group; and (c) any other stockholders who beneficially owns more than 10% of our Common Stock on an as-converted basis. Unless otherwise specified, the address for each beneficial holder is 720 Main Street, Kansas City, MO 64105.

Name and Address of Beneficial Owner	Title of Class	Amount and Nature of Beneficial Ownership[1]	Percent of Class as of June 1, 2023[2]	Percent of Class after this Offering (assuming full subscription and no Bonus Shares)[2]	Percent of Class after this Offering (assuming full subscription and maximum number of Bonus Shares)[2]
Beneficial Owners of 10% or More of Our Common Stock					
Paul Worcester	Common Stock	4,058,791.13[3]	11.5%	11.3%	11.2%
Executive Officers and Directors					
Joel Worcester	Common Stock	13,106,191.44[4]	37.0%	36.3%	36.1%
Cameron McNie	Common Stock	4,445,561.58[5]	12.6%	12.3%	12.3%
Tyler McNie	Common Stock	2,596,534[6]	7.3%	7.2%	7.2%
Scott Ford	Common Stock	1,061,515.87[7]	3.0%	2.9%	2.9%
Breck Templeton	Common Stock	460,000[8]	1.3%	1.3%	1.3%
Carey Malloy	Common Stock	92,426[9]	*	*	*
All Directors and Officers as a group of Six	Common Stock	21,762,228.89	61.5%	60.4%	60.0%

* Less than 1%

(1) Shares of Common Stock beneficially owned and the respective percentages of beneficial ownership of shares assume the exercise of all securities convertible into Common Stock beneficially owned by such person or entity currently exercisable or exercisable within 60 days of June 1, 2023, except as otherwise noted. Shares issuable pursuant to securities convertible into Common Stock exercisable within 60 days are deemed outstanding and held by the holder of such warrants or other securities for computing the percentage of outstanding shares beneficially owned by such person, but are not deemed outstanding for computing the percentage of outstanding shares beneficially owned by any other person.

(2) These percentages have been calculated based on 35,408,772.88 shares of Common Stock outstanding on June 1, 2023. Such percentages exclude up to 641,755 shares issuable to an unaffiliated party upon the conversion of the October 2021 Convertible Note (assuming no adjustments to the conversion price of such note as of June 1, 2023), up to 2,500,001 shares issuable to an unaffiliated party upon the conversion of shares of Series A Preferred Stock (assuming no adjustments to the conversion ratio of such shares) and up to 767,056 shares issuable to an unaffiliated party upon the conversion of shares of Series A Preferred Stock (assuming no adjustments to the conversion ratio of such shares). Assuming the full conversion of the October 2021 Convertible Note into up to 641,755 shares of Common Stock at $7.79 per share and the full conversion of each share of (i) Series A Preferred Stock and (ii) Series B Preferred Stock into one share of Common Stock, our directors and officers as a group of six own 55.3% of the shares of Common Stock issued and outstanding as of June 1, 2023.

(3) Includes 73.69 shares directly held by Republic Investment Services LLC, as nominee, 3,164.56 shares directly held by Prime Trust, LLC, as custodian, and 4,055,552.88 shares directly held by Doxazo Theo, LLC. Mr. Paul Worcester holds sole voting and dispositive power with respect to the shares held by Doxazo Theo, LLC.

(4) Includes 6,693.44 shares directly held by Prime Trust, LLC, as custodian, 13,084,719 shares directly held by Worcester Investments, of which Mr. Joel Worcester is the sole manager, and 14,779 shares directly held by Mr. Joel Worcester.

(5) Includes 126.58 shares directly held by Prime Trust, LLC, as custodian, 4,207,131 shares directly held by The McNie Family Trust, U/A dated December 29, 2020, and 238,304 shares directly held by Mr. Cameron McNie, of which 216,750 vest according to the following schedule: 1/3 on January 1, 2024, 1/3 on January 1, 2025 and 1/3 on January 1, 2026. Assumes the completion of certain sales pending as of the date hereof.

(6) Includes 2,596,534 shares, of which 216,750 vest according to the following schedule: 1/3 on January 1, 2024, 1/3 on January 1, 2025 and 1/3 on January 1, 2026. Assumes the completion of certain sales pending as of the date hereof.

(7) Includes 133.87 shares directly held by Prime Trust, LLC, as custodian, and 1,061,382 shares directly held by Mr. Ford, of which 572,216 vest according to the following schedule: 20% on February 8, 2024, 20% on February 8, 2025, 20% on February 8, 2026, 20% on February 8, 2027 and 20% on February 8, 2028.

(8) Includes 460,000 shares, of which 360,000 vest according to the following schedule: 25% on January 11, 2024, 25% on January 11, 2025, 25% on January 11, 2026 and 25% on January 11, 2027.

(9) Includes 92,426 shares, of which (i) 8,284 vest according to the following schedule: 50% on February 18, 2024 and 50% on February 18, 2025, and (ii) 80,000 vest according to the following schedule: 25% on May 5, 2024, 25% on May 5, 2025, 25% on May 5, 2026 and 25% on May 5, 2027.

DESCRIPTION OF CAPITAL STOCK

General

As of the date of this Form C, our authorized capital stock includes 50 million shares of Common Stock, par value $0.001 per share, and ten million shares of preferred stock, par value $0.001 per share, of which five million shares of preferred stock are designated as Series A Preferred Stock and 1,500,000 shares of preferred stock are designated as Series B Preferred Stock.

Common Stock

Dividend Rights

Subject to preferences that may be applicable to any then-outstanding notes, the Series A Preferred Stock, the Series B Preferred Stock any other shares of preferred stock and any contractual obligations, holders of our Common Stock will be entitled to receive dividends, if any, as may be declared from time to time by our Board out of legally available funds. The rights of such holders are subject to the rights of any senior obligations issued by the Company, including the Company's obligations to (i) pay 5.0% dividends to the holders of Series B Preferred Stock, (ii) pay 8.0% dividends to the holders of Series A Preferred Stock and (iii) prepay any notes issued by the Company. See *"MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS—Liquidity and Capital Resources—Notes Issued Under September 2020 Note Offering," "—Notes Issued Under August 2021 Note Offering," "— October 2021 Convertible Note," "—January 2022 Preferred Stock Offering," "—Notes Issued Under June 2022 Note Offering"* and *"—March 2023 Preferred Stock Offering."*

Voting Rights

Except as required by law or matters relating solely to the terms of preferred stock, and, with respect to the Shares and certain other shares of our Common Stock, subject to the terms of a proxy granted to the Nominee, as holder of record of such Shares, each outstanding share of Common Stock will be entitled to one vote on all matters submitted to a vote of stockholders. Holders of shares of our Common Stock will have no cumulative voting rights. Except with respect to matters relating to the election and removal of directors on our Board and as otherwise provided in our Certificate of Incorporation or our Bylaws or required by law, all matters to be voted on by our stockholders will require the approval of a majority of the shares present in person or by proxy at the meeting and entitled to vote on the subject matter. Directors will be elected by a plurality of the shares present in person or by proxy at the meeting and entitled to vote on the election of directors. However, pursuant to the terms of the Stockholders' Agreement, substantially all shares of our Common Stock (including the Shares being offered in the Offering) must be voted in accordance with the vote of a majority of the Voting Stockholders, and the holders thereof must vote to elect to the Board (i) Cameron McNie, (ii) Tyler McNie and (iii) Joel Worcester (or, in each of (i)-(iii), such other individual as is designated by the respective individual listed in the foregoing (i)-(iii)) and (iv) the highest-ranking executive officer of the Company not otherwise elected to the Board (currently Scott Ford). As long as parties to the Stockholders' Agreement own more than fifty percent (50%) of the outstanding shares of the Company, a majority of the Voting Stockholders may take action to alter the size and composition of the Board from time to time.

Liquidation

In the event of the liquidation, dissolution or winding up of the Company, holders of our Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then-outstanding shares of preferred stock.

Rights and Preferences

Holders of our Common Stock will have no preemptive, conversion, subscription or other rights, and there will be no redemption or sinking fund provisions applicable to our Common Stock. The rights, preferences and privileges of the holders of our Common Stock will be subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate in the future.

Series A Preferred Stock

Dividend Rights

Dividends accrue on each share of Series A Preferred Stock at the rate of $0.80 per annum, payable on the first business day of each month. We may not declare, pay or set aside any cash dividends on any other class or series of capital stock unless all accrued Series A Preferred Stock dividends have been paid.

Conversion Rights

Each share of Series A Preferred Stock is convertible, at the election of the holder thereof, into the number of shares of Common Stock equal to the ratio of $10.00 (the "**Series A Original Issue Price**") and the conversion price (the "**Conversion Price**"), which Conversion Price shall initially be $10.00 per share (subject to adjustment), resulting in a one-for-one initial conversion ratio. In addition to adjustments for stock splits and combinations, conversions or exchanges and certain dividends and distributions, in the event we fail to timely pay dividends on the Series A Preferred Stock, the Conversion Price shall be subject to a one-time permanent reduction of 25%. Each share of Series A Preferred Stock shall automatically convert into shares of Common Stock upon (i) the closing of the sale of shares of Common Stock to the public at a pre-money valuation of at least $550,000,000 resulting in gross proceeds of at least $50,000,000, in connection with which sale we list our securities for trading on an exchange or marketplace approved by the Board (a "**Qualified IPO**"), or (ii) the vote of the holders of at least a majority of the outstanding shares of Series A Preferred Stock.

Voting Rights

Except as provided by law or by the other provisions of the Certificate of Incorporation, holders of Series A Preferred Stock will vote on all matters (including the election of directors) together with the holders of Common Stock and Series B Preferred Stock as a single class and on an as converted to Common Stock basis. At any time when at least 500,000 shares of Series A Preferred Stock are issued and outstanding, we may not undertake any of the following actions without the the vote of the holders of at least 50% of the outstanding shares of Series A Preferred Stock (the "**Series A Requisite Holders**"):

- Liquidate, dissolve or wind up our business or effect any merger or consolidation;
- Adversely affect the powers, preferences or rights of the Series A Preferred Stock via amendment to the Certificate of Incorporation or Bylaws;
- (i) Create, authorize or issue any shares of capital stock unless such shares rank pari passu or junior to the Series A Preferred Stock or (ii) increase the authorized number of shares of Series A Preferred Stock;
- Issue any blockchain-based asset providing the purchaser thereof any right or interest in our profits or other equity interests;
- Make or pay certain purchases, redemptions, dividends or distributions; or
- Create or hold capital stock in any subsidiary not wholly owned by the Company.

Liquidation

In the event of the liquidation, change of control, dissolution or winding up of the Company, the holders of our Series A Preferred Stock will be entitled to be paid out of the assets available for distribution to stockholders or available proceeds, as applicable, before any payment is made to the holders of our Common Stock, an amount per share equal to the greater of (i) the sum of the Series A Original Issue Price and any accrued but unpaid dividends, and (ii) such amount per share as would have been payable had such shares of Series A Preferred Stock been converted into Common Stock immediately prior to such liquidation, change of control, dissolution or winding up of the Company.

Rights and Preferences

Holders of our Series A Preferred Stock have no preemptive or subscription rights, and there are no sinking fund provisions applicable to the Series A Preferred Stock.

Series B Preferred Stock

Dividend Rights

Dividends accrue on each share of Series B Preferred Stock at the rate of $0.1565 per annum, payable on the first business day of each month. We may not declare, pay or set aside any cash dividends on any other class or series of capital stock unless all accrued Series A Preferred Stock and Series B Preferred Stock dividends have been paid. We must declare and pay the accruing dividends on the Series B Preferred Stock so long as such declaration and

payment is not inconsistent with applicable law.

Conversion Rights

Each share of Series B Preferred Stock is convertible, at the election of the holder thereof, into the number of shares of Common Stock equal to the ratio of $3.13 (the "***Series B Original Issue Price***") and the conversion price (the "***Series B Conversion Price***"), which Series B Conversion Price shall initially be $3.13 per share (subject to adjustment), resulting in a one-for-one initial conversion ratio. In addition to adjustments for stock splits and combinations, conversions or exchanges and certain dividends and distributions, in the event we fail to timely pay dividends on the Series B Preferred Stock, the Series B Conversion Price shall be subject to a one-time permanent reduction of 25%, *provided*, that such adjustment does not relieve the Company of its obligation to declare and pay such accruing dividends. Each share of Series B Preferred Stock shall automatically convert into shares of Common Stock upon (i) the closing of a Qualified IPO, (ii) the vote of the holders of a majority of the outstanding shares of Series B Preferred Stock or (iii) a determination by Series A Requisite Holders and the holders of at least 50% of the outstanding shares of Series B Preferred Stock (the "***Series B Requisite Holders***," and, collectively with the Series A Requisite Holders, the "***Requisite Holders***") that an event that would otherwise qualify as a Deemed Liquidation Event (as defined in the Certificate of Incorporation) is not a Deemed Liquidation Event.

Voting Rights

Except as provided by law or by the other provisions of the Certificate of Incorporation, holders of Series B Preferred Stock will vote on all matters (including the election of directors) together with the holders of Common Stock as a single class and on an as converted to Common Stock basis. At any time when at least 383,356 shares of Series B Preferred Stock are issued and outstanding, we may not undertake any of the following actions without the the consent of the Series B Requisite Holders:

- Liquidate, dissolve or wind up our business or effect any merger or consolidation;
- Adversely affect the powers, preferences or rights of the Series B Preferred Stock via amendment to the Certificate of Incorporation or Bylaws;
- (i) Create, authorize or issue any shares of capital stock unless such shares rank pari passu or junior to the Series B Preferred Stock or (ii) increase the authorized number of shares of Series B Preferred Stock;
- Issue any blockchain-based asset providing the purchaser thereof any right or interest in our profits or other equity interests; or
- Make or pay certain purchases, redemptions, dividends or distributions.

Liquidation

In the event of the liquidation, change of control, dissolution or winding up of the Company, the holders of our Series B Preferred Stock will be entitled to be paid out of the assets available for distribution to stockholders or available proceeds, as applicable, before any payment is made to the holders of our Series A Preferred Stock or Common Stock, an amount per share equal to the greater of (i) the sum of the Series B Original Issue Price and any accrued but unpaid dividends, and (ii) such amount per share as would have been payable had such shares of Series B Preferred Stock been converted into Common Stock immediately prior to such liquidation, change of control, dissolution or winding up of the Company (the "***Series B Liquidation Preference***").

Rights and Preferences

There are no sinking fund provisions applicable to the Series B Preferred Stock.

Pursuant to an investor rights agreement (the "***Series B Investor Rights Agreement***") entered into by and between the Company, Stine Enterprises and certain affiliates thereof (collectively, the "***Series B Holders***"), the Series B Holders are entitled to certain preemptive rights. The Series B Holders are entitled to purchase their pro rata portion of any securities the Company may propose to issue (subject to certain exeptions) based on the number of shares of Common Stock held by such Series B Holder, on an as-converted basis, immediately prior to such proposed issuance.

Pursuant to the Series B Investor Rights Agreement, the Series B Holders are also entitled to certain co-sale rights in the event of the sale by a Voting Stockholder or its affiliates of more than 50% of the shares of Common Stock collectively held by such Voting Stockholder and its affiliates.

Undesignated Preferred Stock

Subject to receipt of the consent of the Requisite Holders, the Board may, without further action by our common stockholders, from time to time, direct the issuance of shares of preferred stock in series and may, at the time of issuance, determine the designations, powers, preferences, privileges, and relative participating, optional or special rights as well as the qualifications, limitations or restrictions thereof, including, but not limited to:

- the designation of the series;
- the number of shares of the series, which the Board may, except where otherwise provided in the preferred stock designation, increase or decrease, but not below the number of shares then outstanding;
- whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;
- the dates at which dividends, if any, will be payable;
- the redemption rights and price or prices, if any, for shares of the series;
- the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;
- the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of the Company;
- whether the shares of the series will be convertible into shares of any other class or series, or any other security, of the Company or any other entity, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;
- restrictions on the issuance of shares of the same series or of any other class or series; and
- the voting rights, if any, of the holders of the series.

Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of our Common Stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of our liquidation before any payment is made to the holders of shares of our Common Stock. Under specified circumstances, the issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management. We may issue shares of preferred stock with voting and conversion rights which could adversely affect the holders of shares of our Common Stock and the market value of our Common Stock.

Stockholders' Agreement

Substantially all of the shares of our Common Stock currently issued and outstanding are owned by parties subject to the Stockholders' Agreement, including, among others, Cameron McNie, Tyler McNie, Joel Worcester (through Worcester Investments, Scott Ford and certain of their affiliates, related entities and transferees. The Stockholders' Agreement contains provisions that limit the opportunity for any third party to acquire control of our Company, as well as the right of any of the Stockholders' Agreement Parties to make independent decisions with respect to the Company's activities. These provisions of the Stockholders' Agreement require all shares subject to the Stockholders' Agreement to be voted as a single block pursuant to the vote of the majority of the Voting Stockholders (regardless of the number of shares held by any such Voting Stockholder), and parties to the Stockholders' Agreement must vote to elect to the Board (i) Cameron McNie, (ii) Tyler McNie and (iii) Joel Worcester (or, in each of (i)-(iii), such other individual as is designated by the respective individual listed in the foregoing (i)-(iii)) and (iv) the highest-ranking executive officer of the Company not otherwise elected to the Board (currently Scott Ford). As long as parties to the Stockholders' Agreement own more than fifty percent (50%) of the outstanding shares of the Company, a majority of the Voting Stockholders may take action to alter the size and composition of the Board from time to time. These provisions are intended to provide continuity of control and decision making for the Company. However, outside interests may be discouraged from pursuing any acquisition or action that some stockholders, including potentially some Stockholders' Agreement Parties, may favor.

In addition, the Stockholders' Agreement provides rights to certain of the Stockholders' Agreement Parties with respect to certain acquisitions or change of control transactions that allow such parties to participate, and, in certain cases, require others to participate, in such transactions. You will not have the same rights as the Stockholders' Agreement Parties under the Stockholders' Agreement but will be bound by the voting provisions and certain other obligations of the Stockholders' Agreement, which may lead to certain acquisitions being favored by the Stockholders' Agreement Parties that are not favored by some other stockholders.

Proxy

Each Investor in the Offering shall be required to grant the Proxy to the Nominee. Pursuant to the terms of the Proxy, the Nominee shall vote the Shares consistently with (i) the vote of majority of the Voting Stockholders (regardless of the number of shares held by any such Voting Stockholder), or if the Stockholders' Agreement has been terminated, (ii) the majority of the votes cast on any matter voted on by the stockholders of the Company at any meeting thereof. The Proxy shall expire on the earlier of (i) the date of the termination of the Lock-Up Period and (ii) the date the Company provides written notice to the Nominee instructing the Nominee to transfer the Shares subject to the Proxy from the Investor Accounts to the respective accounts designated by each Investor.

Up to 180-Day Restriction on Transfer After a Public Offering of the Shares

We may at a future date file a registration or offering statement with the SEC to facilitate a firm commitment underwritten initial public offering of our securities. For the benefit of the Company, should such an initial public offering be made, all Investors shall be obligated to enter into a lock-up agreement not to exceed 180 days in length, commencing on the date of the final prospectus relating to any such initial public offering (such period, the "***Lock-Up Period***"), and may not, without the prior written consent of the Company and the underwriter of such initial public offering, sell, transfer or otherwise dispose of, or agree to sell, transfer, pledge, option or otherwise dispose of any securities of the Company during such Lock-Up Period.

Anti-Takeover Effects of Our Certificate of Incorporation and Bylaws and Certain Provisions of Delaware Law

Our Certificate of Incorporation and Bylaws contain provisions that may delay, defer or discourage another party from acquiring control of our Company, certain of which provisions only go into effect upon the Trigger Date. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of our Company to first negotiate with the Board, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give the Board the power to discourage acquisitions that some stockholders may favor.

Undesignated Preferred Stock

The ability to authorize undesignated preferred stock under our Certificate of Incorporation will make it possible for our Board to issue preferred stock with super majority voting, special approval, dividend or other rights or preferences on a discriminatory basis that could impede the success of any attempt to acquire us or otherwise effect a change in control of our Company. These and other provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our Company.

Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals

Our Certificate of Incorporation and Bylaws provide that special meetings of the stockholders may be called only by the majority of our Board, the Company's president or chief executive officer or, prior to the Trigger Date by the secretary at the request of the holders of 50% or more of the outstanding shares of Common Stock, *provided*, that whenever holders of one or more classes or series of preferred stock shall have the right, voting separately as a class or series, to elect directors, such holders may call, pursuant to the terms of the resolution or resolutions adopted by the Board, special meetings of holders of such preferred stock. Our Bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our Company.

Our Bylaws include advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the Board or a committee of the Board. In order for any matter to be "properly brought" before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Vacancies and newly created directorships may be filled only by a vote of a majority of the directors then in office, even though less than a quorum, and not by the stockholders. Our Bylaws allow the chairman of a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer's own slate of directors or otherwise attempting to obtain control of our Company.

Our Certificate of Incorporation provides that the Board is expressly authorized to make, alter, or repeal our Bylaws by the affirmative vote of a majority of the directors and that our stockholders may only adopt, amend or repeal our Bylaws with the approval of not less than a majority of the total voting power of all outstanding securities of the Company entitled to vote generally in the election of directors.

No Cumulative Voting

The Delaware General Corporation Law provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our Certificate of Incorporation provides otherwise, and our Certificate of Incorporation expressly provides that there will be no cumulative voting.

Consent of Requisite Holders

We may not effect (i) any merger or consolidation (unless the shares of our capital stock outstanding immediately prior to such transaction continue to represent, or are exchanged for shares representing, at least a majority of the surviving company following such transaction) or (ii) the disposition of substantially all of our assets (other than to a wholly-owned subsidiary of the Company) without receipt of (a) at any time when at least 500,000 shares of Series A Preferred Stock are outstanding, the consent of the Series A Requisite Holders, and (b) at any time when at least 383,356 shares of Series B Preferred Stock are outstanding, the consent of the Series B Requisite Holders.

Action by Written Consent

Pursuant to Section 228 of the Delaware General Corporation Law, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless the Company's Certificate of Incorporation provides otherwise. Our Certificate of Incorporation provides that stockholders may only act by written consent until the Trigger Date.

Amendment Provisions

The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or bylaws, unless a corporation's certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our Bylaws will be able to be amended or repealed by a majority vote of our Board or the affirmative vote of the holders of a majority of the total voting power of all outstanding securities of the Company entitled to vote in an annual election of directors. In addition, the affirmative vote of the holders of a majority of the total voting power of all outstanding securities of the Company entitled to vote in an annual election of directors will be required to amend certain provisions of our Certificate of Incorporation prior to the Trigger Date. From and after the Trigger Date, the affirmative vote of the holders of at least 66 2⁄3% of the total voting power of all outstanding securities of the Company entitled to vote in annual election of directors will be required to amend certain provisions of our Certificate of Incorporation.

Authorized but Unissued Shares

The authorized but unissued shares of Common Stock and preferred stock are available for future issuance without the approval of our common stockholders, subject to (i) receipt of the consent of the Requisite Holders and (ii) any limitations that may be imposed in the future by a national securities exchange. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved Common Stock and preferred stock could make more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares at prices higher than prevailing prices.

Section 203 of the Delaware General Corporation Law

In our Certificate of Incorporation, we have elected not to be governed by Section 203 of the Delaware General Corporation Law. However, our Certificate of Incorporation contains provisions that are similar to Section 203. Specifically, our Certificate of Incorporation provides that we may not engage in certain "business combinations" with any "interested stockholder" for a three-year period following the time that the person became an interested stockholder, unless:

- prior to the time the person became an interested stockholder, our Board approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
- upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the Company outstanding at the time the transaction commenced, excluding certain shares; or
- at or subsequent to the time the person became an interested stockholder, the business combination is approved by our Board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an interested stockholder is a person who, together with affiliates and associates, owns or, within the previous three years owned, 15% or more of our voting stock. This provision could delay mergers or other takeover or change in control attempts with respect to us and, accordingly, may discourage attempts to acquire us.

MANAGEMENT OF THE COMPANY

The table below sets forth our directors and executive officers as of the date of this Form C.

Name	Position	Age	Term of Office
Scott Ford	President, Co-Chief Executive Officer, Director	51	Since January 2020
Carey Malloy	Chief Development Officer	52	Since March 2022
Cameron McNie	Co-Chief Executive Officer, Chairman of the Board	40	Since Inception
Tyler McNie	Co-Chief Executive Officer, Director	35	Since Inception
Christopher Breakenridge ("Breck") Templeton	Chief Financial Officer	57	Since May 2022
Joel Worcester	Director	39	Since Inception

Board of Directors

Scott Ford

Mr. Scott Ford has served as the Company's President since January 2020 and its Co-Chief Executive Officer since January 2021. Prior to becoming President of Hawaiian Bros, he worked with the Company as a consultant from October 2019 to January 2020, identifying operational best practices designed to help the company grow. Mr. Ford is responsible for People Development, restaurant operations, marketing and supply chain management.

Mr. Ford previously worked for Goodcents Franchise Systems, Inc. ("*Goodcents*") from January 2010 to May 2018, serving as chief operating officer from January 2016 to May 2018 and as president from January 2017 to May 2018, where he led the company's strategic vision for franchise growth and the customer experience and was responsible for implementing a new digital consumer interaction and ordering strategy, up-to-the-minute reporting technology for franchisees and an e-learning platform for employee training.

Prior to joining Goodcents, Mr. Ford held various leadership positions at Applebee's International, Inc, where he assisted in the launch of the Applebee's Carside To-Go platform, and at Boston Market Corporation. In addition to expanding national restaurant brands, he has also built four of his own companies, including DKA Services, LLC, a management consulting business specializing in supply chain management, and PRIME Catered Events, a Kansas City-based catering company, from the ground up. We believe that Mr. Ford's more than 36 years of experience in restaurant operations, franchising, brand strategy and development make him well qualified to serve on our Board.

Cameron McNie

Mr. Cameron McNie serves as the Company's Co-Chief Executive Officer and Chairman of the Board. Mr. McNie has served as the Company's Co-Chief Executive Officer and director since co-founding Hawaiian Bros in July 2017. In addition to leading the Board and directing the Company's strategy, Mr. McNie is responsible for financial, fundraising and information technology matters. Mr. McNie also served as Chairman of the Board of First Baptist Church of Eugene, Oregon from September 2016 to August 2020. Prior to founding Hawaiian Bros, Mr. McNie spent fourteen years operating his family's Hawaiian plate lunch restaurant business in Oregon. We believe that Mr. McNie's experience managing and growing Hawaiian plate lunch restaurants makes him well qualified to serve on our Board.

Tyler McNie

Mr. Tyler McNie serves as the Company's Co-Chief Executive Officer and director, roles he has held since co-founding the Company in July 2017. Mr. McNie is responsible for culinary planning, real estate development and restaurant architecture and design. Prior to founding Hawaiian Bros, Mr. McNie spent 14 years managing his family's Hawaiian Plate Lunch restaurant business in Oregon. We believe Mr. McNie's experience managing and growing Hawaiian plate lunch restaurants makes him well qualified to serve on our Board.

Joel Worcester

Mr. Joel Worcester has served on the Company's Board since co-founding the Company in July 2017. Mr. Worcester has been a managing partner of Worcester Investments, a real estate investment company with 4,000 multifamily units under management, since he co-founded it with two of his brothers in 2006. He is responsible for creating and communicating the Worcester Investments' vision and long-term growth strategy. We believe that Mr. Worcester's extensive management experience makes him well qualified to serve on our Board.

Management Team of the Company

Scott Ford

Scott Ford serves as the Company's President and Co-Chief Executive Officer. Please see above for his biographical information.

Carey Malloy

Carey Malloy has served as the Company's Chief Development Officer since March 2022. Prior to joining Hawaiian Bros, Ms. Malloy worked for Edible Arrangements, LLC from May 2019 to March 2022, serving successively as senior director of financial planning and analysis, vice president of finance and accounting and chief financial officer. During her tenure, the company reported $635 million in annual system-wide sales and $200 million in annual revenue from its 915 retail stores. From July 2017 to November 2018, Ms. Malloy served as director of finance for global markets at ConAgra Brands, Inc. ("*ConAgra*"), where she drove the annual strategic planning process of ConAgra's international business segment. Before joining ConAgra, she worked for McDonald's Corporation ("*McDonald's*") from December 1995 to October 2017. She held a number of roles during her time at McDonald's, including, from October 2016 to July 2017, Director of U.S. Financial Planning and Analysis. In this role, Ms. Malloy led the financial planning and projection process for McDonald's U.S. business, its largest business segment.

Cameron McNie

Cameron McNie serves as the Company's Co-Chief Executive Officer. Please see above for his biographical information.

Tyler McNie

Tyler McNie serves as the Company's Co-Chief Executive Officer. Please see above for his biographical information.

Breck Templeton

Breck Templeton joined the Company in March 2022 and began serving as the Company's Chief Financial Officer in May 2022. Prior to joining Hawaiian Bros, Mr. Templeton served as chief financial officer of SPB Hospitality, a multi-concept restaurant company which operates 246 company restaurants and 61 franchise restaurants, from December 2020 to March 2022. From July 2013 to December 2020, Mr. Templeton served as chief financial officer of Fogarty & Klein, Inc. dba 9thWonder Agency, where he led the acquisition of five advertising agencies. He served as chief financial officer of Smith Dairy Queens, Ltd., a Dairy Queen franchisee operating 41 locations, from July 2009 to July 2013. From October 2006 to February 2008, he served as chief financial officer of JCS Holdings, Inc., owner of Joe's Crab Shack, following the company's sale by Landry's Restaurants, Inc ("*Landry's*"). Prior to joining JCS Holdings, Inc., Mr. Templeton held a number of roles at Landry's from March 1995 to October 2006, including vice president of operations and strategic planning and vice president of operations analysis. During his tenure at Landry's, he played a key role in the acquisition and integration of a number of concepts, including Rainforest Café and Saltgrass Steakhouse, and he oversaw the growth of Joe's Crab Shack from three locations to over 120 locations.

Family Relationships

Messrs. Cameron McNie and Tyler McNie are brothers.

Compensation of Directors and Executive Officers

The following table represents information regarding the total compensation of the executive officers and directors of the Company for Fiscal Year 2022:

Name and Principal Position	Cash Compensation	Other Compensation	Total Compensation
Scott Ford, President, Co-Chief Executive Officer and Director	$370,436	$31,898	$402,333
Carey Malloy, Chief Development Officer	$265,767	$121,200[1]	$386,967
Cameron McNie, Co-Chief Executive Officer and Chairman of the Board	$435,831	$21,600	$457,431
Tyler McNie, Co-Chief Executive Officer and Director	$435,831	$21,600	$457,431
Breck Templeton, Chief Financial Officer	$306,500	$861,200[2]	$1,167,700
Joel Worcester, Director	$0	$0	$0

(1) Includes 12,426 shares of Common Stock, valued at $105,000.

(2) Includes 100,000 shares of Common Stock, valued at $845,000.

Agreements Relating to Employment

Scott Ford

2020 Ford Employment Agreements

On November 24, 2020, we entered into an incentive unit awards agreement with Scott Ford, which agreement was amended on July 11, 2021 (the "***Incentive Unit Awards Agreement***"), pursuant to which, in consideration for his services to the Company, we granted Mr. Ford securities that converted, following the 2021 Reorganization, into 572,216 shares of our Common Stock, 25% of which vested on each of October 19, 2021 and December 31, 2022, with another 25% of these shares to vest on each of December 31, 2023 and December 31, 2024. The shares granted under this agreement are subject to certain transfer restrictions. Upon any termination of Mr. Ford's employment, any unvested shares will be automatically forfeited.

In connection with the Incentive Unit Awards Agreement, we entered into a non-competition, non-solicitation and non-disclosure agreement with Mr. Ford, pursuant to which Mr. Ford agreed to certain confidentiality, non-solicitation and non-competition provisions.

Mr. Ford was awarded a cash bonus of $109,200 for Fiscal Year 2022.

2023 Ford Employment Agreements

We have entered into an executive employment agreement, effective as of December 26, 2022, a third amendment, dated as of February 8, 2023, to the Incentive Unit Awards Agreement and a restricted stock award agreement, dated as of February 8, 2023 (collectively, the "***2023 Ford Employment Agreements***"), with Mr. Ford. The summary of the 2023 Ford Employment Agreements below does not contain complete descriptions of all provisions of these agreements.

Under the 2023 Ford Employment Agreements, Mr. Ford receives an annual base salary of $380,000, subject to increases at the Board's discretion. Mr. Ford is eligible for an annual cash bonus targeted at 80% of his annual base salary. Additionally, he is entitled to receive customary benefits and reimbursement for ordinary business expenses.

Pursuant to the 2023 Ford Employment Agreements, the vesting of the 572,216 shares granted to Mr. Ford pursuant to the Incentive Unit Awards Agreement, as amended, was accelerated, with all unvested shares to vest upon the achievement of certain Company goals. Additionally, Mr. Ford was granted 572,216 shares of Common Stock (the "***2023 Ford Grant***"), with 20% vesting on February 8, 2024, 20% vesting on February 8, 2025, 20% vesting on February 8, 2026, 20% vesting on February 8, 2027 and 20% vesting on February 8, 2028, *provided*, that no shares will vest until the achievement of certain Company goals, and *further provided*, that in the event such Company goals are not achieved by December 31, 2024, the 2023 Ford Grant will be forfeited.

In connection with the 2023 Ford Employment Agreements, Mr. Ford agreed to confidentiality, non-disclosure, non-solicitation, and non-disparagement provisions.

Carey Malloy

On March 8, 2022, we entered into a letter agreement and a restricted stock award agreement with Carey Malloy (collectively, the "***Malloy Employment Agreements***"). The summary of the Malloy Employment Agreements below does not contain complete descriptions of all provisions of these agreements.

Under the Malloy Employment Agreements, Ms. Malloy receives an annual base salary of $253,000 and an aggregate of $1,800 per month in expense allowances. She is eligible for an annual bonus targeted at 40% of her annual base salary. Ms. Malloy was awarded a cash bonus of $78,936 for Fiscal Year 2022. Additionally, she is eligible to earn 12,426 shares of Common Stock over the next three years, with one-third of these shares vesting each year. Ms. Malloy is eligible for Company-paid insurance and for participation in the Hawaiian Bros Employee Saving Plan.

In connection with the Malloy Employment Agreements, Ms. Malloy agreed to confidentiality, non-disclosure, non-solicitation, and non-disparagement provisions.

On May 5, 2023, Ms. Malloy was granted 80,000 shares of Common Stock, with 25% vesting on May 5, 2024, 25% vesting on May 5, 2025, 25% vesting on May 5, 2026 and 25% vesting on May 5, 2027.

Cameron McNie

On August 10, 2017, we entered into an employment agreement with Cameron McNie, which agreement was amended on January 1, 2019 and March 15, 2021. The summary of the employment agreement below does not contain complete descriptions of all provisions of this employment agreement.

Under the employment agreement, Mr. McNie receives an annual base salary of $175,000, effective as of January 1, 2021 and subject to minimum 5% annual increases, as well as additional increases at the Company's discretion. Mr. McNie's current annual base salary is $315,000. The employment agreement also provides that Mr. McNie is eligible to participate in, or receive benefits under, any insurance plan or benefit plans as may be approved and adopted by the Company and that is applicable to similarly situated employees of the Company as in effect from time to time. In addition, pursuant to the employment agreement, Mr. McNie received securities in the Company. Mr. McNie is also eligible to receive cash bonuses at the Board's discretion. Mr. McNie was awarded a cash bonus of $122,850 for Fiscal Year 2022.

In connection with the employment agreement, Mr. McNie agreed to confidentiality, non-solicitation, and intellectual property protection provisions. Mr. McNie assigned to the Company all of his rights in any intellectual property developed by him in connection with his employment by the Company.

Tyler McNie

On August 10, 2017, we entered into an employment agreement with Tyler McNie, which agreement was amended on January 1, 2019 and March 15, 2021. The summary of the employment agreement below does not contain complete descriptions of all provisions of this employment agreement.

Under the employment agreement, Mr. McNie receives an annual base salary of $175,000, effective as of January 1, 2021 and subject to minimum 5% annual increases, as well as additional increases at the Company's discretion. Mr. McNie's current annual base salary is $315,000. The employment agreement also provides that Mr. McNie is eligible to participate in, or receive benefits under, any insurance plan or benefit plans as may be approved and adopted by the Company and that is applicable to similarly situated employees of the Company as in effect from time to time. In addition, pursuant to the employment agreement, Mr. McNie received securities in the Company. Mr. McNie is also eligible to receive cash bonuses at the Board's discretion. Mr. McNie was awarded a cash bonus of $122,850 for Fiscal Year 2022.

In connection with the employment agreement, Mr. McNie agreed to confidentiality, non-solicitation, and intellectual property protection provisions. Mr. McNie assigned to the Company all of his rights in any intellectual property developed by him in connection with his employment by the Company.

Breck Templeton

2022 Templeton Employment Agreements

On March 9, 2022, we entered into a letter agreement, amended on March 25, 2022, and a restricted stock award agreement with Breck Templeton (collectively, as amended, the "***2022 Templeton Employment Agreements***"). The summary of the 2022 Templeton Employment Agreements below does not contain complete descriptions of all provisions of these agreements.

Under the 2022 Templeton Employment Agreements, Mr. Templeton received an annual base salary of $225,000 and an aggregate of $2,800 per month in technology, automobile and dining allowances. He received a signing bonus of $50,000, and he was eligible for an annual bonus targeted at 50% of his annual base salary. Mr. Templeton was awarded a cash bonus of $87,750 for Fiscal Year 2022. Additionally, he was eligible to earn 100,000 shares of Common Stock over the next five years, with 20,000 shares vesting annually. Mr. Templeton was eligible for Company-paid insurance and for participation in the Hawaiian Bros Employee Saving Plan.

In connection with the 2022 Templeton Employment Agreements, Mr. Templeton agreed to confidentiality, non-disclosure, non-solicitation, and non-disparagement provisions.

2023 Templeton Employment Agreements

We have entered into an executive employment agreement, effective as of December 26, 2022, and a restricted stock award agreement, effective as of January 11, 2023, with Mr. Templeton (collectively, the "***2023 Templeton Employment Agreements***"). The 2023 Templeton Employment Agreements supersede the 2022 Templeton Employment Agreements in their entirety. The summary of the 2023 Templeton Employment Agreements below does not contain complete descriptions of all provisions of these agreements.

Under the 2023 Templeton Employment Agreements, Mr. Templeton receives an annual base salary of $340,000, which will increase to $375,000 effective as of January 1, 2024. Mr. Templeton is eligible for an annual bonus targeted at 50% of his annual base salary. Additionally, he is entitled to receive customary benefits and reimbursement for ordinary business expenses.

Pursuant to the 2023 Templeton Employment Agreements, the vesting of the 100,000 shares granted to Mr. Templeton under the 2022 Templeton Employment Agreements was accelerated, with 50,000 vesting on February 18, 2023 and 50,000 vesting on the earlier of (i) February 18, 2024 (ii) and the achievement of certain Company goals. Additionally, Mr. Templeton was granted 360,000 shares of Common Stock, with 25% vesting on January 11, 2024, 25% vesting on January 11, 2025, 25% vesting on January 11, 2026 and 25% vesting on January 11, 2027.

In connection with the 2023 Templeton Employment Agreements, Mr. Templeton agreed to confidentiality, non-disclosure, non-solicitation, and non-disparagement provisions.

INTERESTS OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

The Company has conducted the following transactions with related persons:

The 2021 Reorganization

On July 11, 2021, we consummated the 2021 Reorganization as described under "*MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS—Overview—The 2021 Reorganization*," which description is incorporated by reference herein.

Stockholders' Agreement

Substantially all of the shares of our Common Stock currently issued and outstanding are owned by parties subject to the Stockholders' Agreement, including, among others, Cameron McNie, Tyler McNie, Joel Worcester (through Worcester Investments), Scott Ford and certain of their affiliates, related entities and transferees. The Stockholders' Agreement contains restrictions on the transfer of shares owned by such parties as well as a voting agreement that provides that all such shares will be voted as a single block pursuant to the vote of a majority of the three Voting Stockholders (regardless of the number of shares held by any such Voting Stockholder). Additionally, all parties to the Stockholders' Agreement must vote to elect to the Board (i) Cameron McNie, (ii) Tyler McNie and (iii) Joel Worcester (or, in each of (i)-(iii), such other individual as is designated by the respective individual listed in the foregoing (i)-(iii)) and (v) the highest-ranking executive officer of the Company not otherwise elected to the Board (currently Scott Ford). As long as parties to the Stockholders' Agreement own more than fifty percent (50%) of the outstanding shares of the Company, a majority of the Voting Stockholders may take action to alter the size and composition of the Board from time to time. As a condition of of the Offering, the Nominee, as the holder of record of the Shares, will execute a joinder to the Stockholders' Agreement, agreeing and consenting to being bound by certain provisions of the Stockholders' Agreement. The provisions of the Stockholders' Agreement will require that your shares be voted in accordance with the vote of a majority of the Voting Stockholders.

Leases

Between August 2018 and April 2021, we entered into leases for six of our restaurants with subsidiaries of Worcester Investments, which is affiliated with Mr. Joel Worcester and is our largest stockholder. The non-cancellable terms of these leases range from 120 months to 180 months. We made rent payments totaling an amount of $1,429,602 in connection with these leases in 2022.

Loans

On April 14, 2020, we entered into the Worcester Financial Loan with Worcester Financial, LLC, a related party to Joel Worcester and Worcester Investments, pursuant to which we borrowed a principal amount of $575,000, which amount is currently outstanding. The Worcester Financial Loan matures on April 3, 2024 and carries an interest rate of 12.0%.

As part of the September 2020 Note Offering, we entered into two note purchase agreements with Worcester Fund LLC, a related party to Joel Worcester and Worcester Investments, with a total principal amount of $2,250,000 included in the total amount borrowed under the September 2020 Note Offering at an interest rate of 15% that are due on June 17, 2027. Additionally, we sold $1,750,000 to a related party to Joel Worcester and Worcester Investments in the August 2021 Note Offering. This note is due June 17, 2027 and has an interest rate ranging of 14%. We sold an additional $430,000 to Worcester Fund LLC and $500,000 to Worcester Investments in aggregate principal amount of non-convertible unsecured promissory notes in the June 2022 Note Offering. The notes are due June 17, 2024 and have interest rates ranging from 11.0% to 12.0%, with an additional 1.0% interest during any extensions.

On December 27, 2022, we issued the WI Convertible Note to Worcester Investments in the principal amount of $1,150,000, bearing simple interest at a rate of 10.0% per annum. The WI Convertible Note was due within 30 days of a demand by Worcester Investments and was convertible into up to 383,333 shares of Common Stock at a conversion price of $3.00 per share. We repaid the WI Convertible Note in full on March 14, 2023.

The aggregate annual interest payments we will be obligated to pay under all of our outstanding debt instruments to related parties is currently estimated to be $758,800.

November 2022 Equity Offering

Worcester Investments purchased 715,990 shares of Common Stock in the November 2022 Equity Offering at $4.19 per share, which represents an approximate 40% premium over the offering price per share to other investors in the November 2022 Equity Offering. Such shares have the same rights, preferences and privileges as any other shares sold in the November 2022 Equity Offering.

Development Fees

Worcester Investments provides certain services to us on an as-needed basis to support our business, in particular with respect to supporting our activities relating to management, real estate, and investor relations activities, pursuant to a services agreement dated as of June 2, 2021. We reimburse expenses incurred by Worcester Investments, LLC in connection with any services provided under such agreement, and we have paid development fees in connection with our real estate activities in a total amount of $309,000 since the inception of our business.

Investor Relations Support Agreement

Pursuant to a statement of work effective as of April 1, 2022 (the "***Investor Relations Support Agreement***"), issued pursuant to a services agreement dated June 2, 2021 by and between the Company and Worcester Investments, Worcester Investments performs certain investor relations services and related administrative services as mutually agreed upon from time to time in exchange for a monthly fee of $50,000. The Investor Relations Support Agreement automatically renews on a monthly basis unless and until one party provides notice of nonrenewal at least 30 days prior to the expiration of the then-current term.

Indemnification of Directors and Officers

Our Certificate of Incorporation and Bylaws require us to indemnify our directors and officers to the fullest extent permitted by Delaware law.

The Offering

Directors, officers and other affiliates of the Company may participate in the Offering on the same terms as other investors.

TAX MATTERS

Each prospective Investor should consult with their own tax and ERISA advisor as to the particular consequences to the Investor of the purchase, ownership and sale of the Investor's Shares, as well as possible changes in the tax laws.

To ensure compliance with the requirements imposed by the Internal Revenue Service, we inform you that any tax statement in this Form C concerning United States federal taxes is not intended or written to be used, and cannot be used, by any taxpayer for the purpose of avoiding any tax-related penalties under the United States Internal Revenue Code. Any tax statement herein concerning United States federal taxes was written in connection with the marketing or promotion of the transactions or matters to which the statement relates. Each taxpayer should seek advice based on the taxpayer's particular circumstances from an independent tax advisor.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign Investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

This Form C/A is dated August 10, 2023. You should not assume that the information in this document is accurate as of any other date than such date, and the mailing of this document will not create any implication to the contrary.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Hawaiian Bros Inc.

By: /s/ Scott Ford
_____
(Signature)

Scott Ford
_____
(Name)

President, Co-Chief Executive Officer and Director (Principal Executive Officer)
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Scott Ford
_____
(Signature)

Scott Ford
_____
(Name)

President, Co-Chief Executive Officer and Director (Principal Executive Officer)
_____
(Title)

August 10, 2023
_____
(Date)

/s/ Breck Templeton
_____
(Signature)

Breck Templeton
_____
(Name)

Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
_____
(Title)

August 10, 2023
_____
(Date)

/s/ Cameron McNie
_____
(Signature)

Cameron McNie
_____
(Name)

Co-Chief Executive Officer and Chairman of the Board
_____
(Title)

August 10, 2023
_____
(Date)

/s/ Tyler McNie
_____
(Signature)

Tyler McNie
_____
(Name)

Co-Chief Executive Officer and Director
_____
(Title)

August 10, 2023
_____
(Date)

/s/ Joel Worcester
_____
(Signature)

Joel Worcester
_____
(Name)

Director
_____
(Title)

August 10, 2023
_____
(Date)